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WRITER'S DIRECT NUMBER
(212) 839-5872

WRITER'S E-MAIL ADDRESS
eflagg@sidley.com

03037395

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

SUPPL

03 NOV 17 PM 7:21

November 14, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 12g3-2(g) Filing Requirements for SanCor Cooperativas Unidas Limitada ("SanCor") File No. 82-4476

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), I hereby submit an English-language summary of each of the following original Spanish-language documents pertaining to SanCor:

Information for *the Year ended on June 30, 2003*

1. Information submitted to the Mercado Abierto Electrónico concerning net sales, current assets and current liabilities;

2. Minutes of the Board of Directors Meeting No. 2574, held on September 4, 2003, approving the financial statements;

3. Minutes of the Audit Committee Meeting No. 317, held on September 4, 2003, approving the financial statements;

4. Minutes of the Administrative Council Meeting No. 2572, held on August 14, 2003, approving the 2002-2003 annual report;

5. Minutes of the General Ordinary Assembly No. 89, held on September 26, 2003, approving the financial statements;

dlw 11/17

6. Minutes of the Administrative Council Meeting No. 2576, held on September 30, 2003, approving the appointment of officers;

7. Minutes of the Audit Committee Meeting No. 318, held on September 30, 2003, approving the appointment of officers;

8. Chart describing compensation for members of the Administrative Council and the Audit Committee; and

9. Commentary on profits and losses for the fiscal year 2002-2003.

Each of the aforementioned Spanish-language documents has been enclosed for your convenience. In addition, the following English-language documents are also enclosed:

10. Annual financial information as of June 30, 2003 (together with Spanish language Annual Report) audited by Pistrelli, Henry Martin y Asociados S.R.L., members of Ernst & Young, with related auditor's report thereto attached.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b), with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by SanCor that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger who is delivering the package.

Please do not hesitate to contact me at (212) 839-5872 with any further questions or comments you may have.

Regards,

Edward R. Flagg

(Enclosures)

cc: Educardo Zago
(SanCor Cooperativas Unidas Limitada)
John H. Newman, Esq.
Sidley Austin Brown & Wood LLP)

NY1 5467056v1

03 NOV 17 AM 7:21

SanCor Cooperativas Unidas Limitada ("SanCor")

English Summaries of Documents 1-10

Document 1

Certain financial information for the twelve-month period ended June 30, 2003 compared to the same period in 2002.

(In pesos)	6/30/03	6/30/02
I) NET SALES	931,925,167	1,199,044,639
II) CURRENT ASSETS (inventories excluded)		
Cash and amounts due from banks	23,317,202	351,264
Transitory investments	15,724	1,075,395
Receivables	169,860,258	232,127,846
Deferred Charges	7,141,447	10,291,554
Total	200,334,631	243,846,059
(III) CURRENT LIABILITIES	648,387,840	570,774,969

Document 2

Minutes of the meeting of the Administrative Council No. 2574 held on September 4, 2003 (pertinent part).

Annual Report 2002/2003: explanations and information regarding the annual report from the President, Mr. Miguel Omar Altuna, on all the matters included in the report. The following was resolved: The Annual Report corresponding to the 63rd fiscal year ended June 30, 2003 was approved and will be submitted for analysis and approval to the General Ordinary Assembly on September 26, 2003.

Financial Statements as of June 30, 2003. The following documents, which had been presented in relation to the Financial Statements 2002/2003, have been approved by the accountants:

1. Balance sheets of SanCor for the fiscal year ending June 30, 2003.
2. Income Statements of SanCor for the fiscal year ending June 30, 2003.
3. Statement of Changes in Cooperative Equity of SanCor for the fiscal year ended June 30, 2003.
4. Origin and Application of SanCor Funds for the fiscal year ending June 30, 2003.
5. Notes and Annexes (A, B, C, E, F, G and H) to the Financial Statements as of June 30, 2003.
6. Table of Statistics.
7. Consolidated balance sheets as of June 30, 2003.
8. Consolidated Statements of income for the fiscal year ended June 30, 2003.
9. Consolidated Origin and Application of Funds for the fiscal year ended June 30, 2003.
10. Notes to the consolidated financial Statements as of June 30, 2003.

11. Outline of information for the fiscal year ending June 30, 2003 in accordance with the rules of the National Securities Commission (Comisión Nacional de Valores).
12. Table of sales, current assets (excluding inventories) and current liabilities as submitted to the Electronic Open Market.
13. Information of assignments to the Administrative Council and Auditors' Committee.

Also, the subscribed capital was set at global Ps.251,204,915. Such action was necessary in order that subscribed capital – together with Reserves and Funds – covers 26% of Total Assets, in accordance with Article 10 of the Bylaws of SanCor.

With respect to the results, the following is set forth:

- The negative results from "Operations with non-associates", the "Permanent Investments" and from the "Other Net Expenditures" is absorbed by the surpluses generated from the "Development Account".

- The surplus of Ps.5,605,329 is designated for the special reserve pursuant to Art. 42 of Law 20337.

- The next Ordinary Assembly should consider capitalizing 100% of the adjustment capital of current Fiscal Year of Ps.12,483,582 to the Associated subscribers.

Signed by: Miguel Omar Altuna -President; Clemar Juan Garnero –Secretary

Document 3

Minutes of the meeting of the Auditors' Committee No. 317 held on September 4, 2003 (pertinent part).

The members of the Auditors' Committee analyzed the information presented by the Administrative Manager contained in the Financial Statements and the related information of the 63rd fiscal year of SanCor, ended on June 30, 2003.

After their analysis, the committee decides to: ratify the Financial Statements and the related information for the 63rd fiscal year. The information was prepared in accordance with applicable procedures. The financial statements contained: 1. Balance sheets of SanCor for the fiscal year ending June 30, 2003; 2. Income Statements of SanCor for the fiscal year ending June 30, 2003; 3. Statement of Changes in Cooperative Equity of SanCor for the fiscal year ended June 30, 2003; 4. Origin and Application of Funds for the fiscal year ending June 30, 2003; 5. Notes and Annexes (A, B, C, E, F, G and H) to the Financial Statements as of June 30, 2003; 6. Table of Statistics; 7. Consolidated balance sheets as of June 30, 2003; 8. Consolidated statements of income for the fiscal year ended June 30, 2003; 9. Consolidated Origin and Application of Funds for the fiscal year ended June 30, 2003; 10. Notes to the consolidated financial statements as of June 30, 2003; 11. Outline of information for the fiscal year ending June 30, 2003 in accordance with the rules of the National Securities Commission; 12. Table of sales, current assets and current liabilities as submitted to the Electronic Open Market; 13. Information relating to the Administrative Council and Auditors' Committee.

- The negative results from "Operations with non-associates", the "Permanent Investments" and from the "Other Net Expenditures" is absorbed by the surpluses generated from the "Development Account".

- The surplus of Ps.5,605,329,00 is designated for the special reserve pursuant to Art. 42 of Law 20337.

- The next Ordinary Assembly should consider the possibility of capitalizing 100% of the adjustment capital of current Fiscal Year of Ps.12,483,582 to the Associated subscribers.

Signed by: Ricieri Luis Paulón– President from The Auditors Committee and Néstor Juan Garetto – José Luis Juan – Full Auditors

Document 4

Minutes of the meeting of the Administrative Council of SanCor No. 2572 held on August 14, 2003 (pertinent part).

Meeting of the General Assembly

President Miguel Omar Altuna finds the documents to be submitted to the General Assembly acceptable and establishes the "order of the day" for the assembly. The following resolutions are adopted:

A) The General Ordinary Assembly to be held on Friday, September 26, 2003 in Sunchales, Santa Fe;

B) The meeting of the General Ordinary Assembly shall proceed in the following order:

(i) Verification of proxies.

(ii) Appointment of two (2) attendees to approve and sign the Minutes of the Meeting, together with the President and Secretary.

(iii) Discussion of the sanctions to apply to the following associates: Cooperativa Tambera Limitada "Unión Villa Ana" N° 482 and "Cotam" Cooperativa Tambera Limitada N° 481, established in the Art. 11° (annex c) of our Bylaws, according to the annexed information and proposal relating to each one of the before mentioned.

(iv) Discussion of the Annual Report, Balance Sheets, Statement of Income, and Exhibits, related to the 63rd Fiscal Year ended June 30, 2003, Reports from the Statutory Audit Committee and External Auditor.

(v) Consideration of the impact of the attached project on the "Capital Adjustment" account.

(vi) Consideration of the renewal of the twelve (12) months authorization period granted by the Administrative Council to SanCor Cooperativas Unidas Ltda. to participate in Capital Societies.

(vii) Consideration of articles No. 67 and No. 78 of Law 20,337.

(viii) Designation of a Ballot Counting Committee for the elections of the following: a) Appointment of four Members of the Administrative Council to replace members whose terms expire, including: Messrs. Juan Carlos Meía, Clemar Juan Garnero, Miguel Angel Cardinali and Alberto César Vázquez; b) Appointment of twelve Alternate Members, according to articles N° 44 and 49 of SanCor's Bylaws; c) Appointment of one member to integrate the Auditors' Committee to replace Mr. Ricieri Luis Paulón, whose term expires; d) Appointment of three alternate members to the aforesaid Committee to replace Messrs. Hugo Luis Dana, Raúl Juan Origlia and Clemar Lorenzo Miguel Scalerandi, whose terms will expire.

Signed by: Miguel Omar Altuna, President – Clemar Juan Garnero, Secretary

Document 5

General Ordinary Assembly Minutes No. 89; September 26, 2003.

__First Item__: **Proxy Committee**. The presidency will consider the constitution of the Proxy Committee. The Assembly orders that three people, to be chosen by the President, will constitute the Proxy Committee. Mr. Miguel Omar Altuna nominated Elder Gastaldi, Juan Carlos Raña and Mariano Argentino Artesana, and the Assembly approved each unanimously. The nominations will become final once the proper credentials have been established. The president announces that Mr. Jorge Andrés Strika, C.E.O., and the Internal Administrative Council Commission will offer additional information and perspectives on the dairy market and labor. At 9:40 the members of the Proxy Committee established the authorization of 56 (fifty six) Cooperativas, to be represented by 195 (one hundred ninety five) delegates in the Assembly.

__Second Item__: **Appointment of two (2) assemblymen to approve and sign the act of the Assembly, together with the President and Secretary**. The President considers the appointment of two (2) delegates who along with the President and Secretary will approve the acts of the General Ordinary Assembly. The nominees will be Mr. Clemar Juan Cravero and Mr. Vicente Carlos Bauducco who will represent – as delegates – Cooperativa "Las dos Provincias" N° 13 and Cooperativa "La Humbertina" N° 137, respectively. The Committee unanimously accepts these two nominations.

__Third Item__: **Discussion of the sanctions to apply to the following associates: Cooperativa Tambera Limitada "Unión Villa Ana" N° 482; and "COTAM" Cooperativa Tambera Limitada N° 481 , established in the Art. 11° (annex c) of our Bylaws, according to the annexed information and proposal relating to each one of the before mentioned.** The assembly unanimously adopts the following resolution: To exclude the associates Cooperativa Tambera Limitada "Unión Villa Ana" N° 482; and "COTAM" Cooperativa Tambera Limitada N° 481. As a consequence of that and according to the established in the Art.11° (annex c) of

our social Bylaws, these excluded entities are required to pay as sanction, 100% of their equity contribution. Consequently the economic sanctions to apply to these cooperative are the following: "Unión Villa Ana" Ps.4,376,120 and "COTAM" Ps.3,783,693.

Fourth Item: Consideration of Annual Report, Balance Sheet, Income Statements, and attached tables, of the 63rd Fiscal Year, ended June 30, 2003. Auditors' Committee and External Auditor's reports. After their analysis the assembly considers and resolves to approve the aforementioned documents.

Fifth Item: Consideration of the capital adjustment account. The assembly unanimously adopts the following resolution: to approve the capitalization of 100% of the Ps.12,483,582 increase in capital.

Sixth Item: Consideration of the renewal of the twelve (12) month authorization period granted by the Administrative Council to SanCor Cooperativas Unidas Ltda. to participate in Capital Societies. The assembly adopts the following resolutions: a) participation of at least fifty percent (50%) in the capital b) maximize the ownership of brands through royalties and c) the Administrative Council must be briefed before the constitution of the association.

Seventh Item: Analysis of Articles No. 67 and 78 of Law 20337. The President will record before the delegates present that Articles 67 and 78 the Law of Cooperatives N° 20337 refer to the payment for the personal dedication of the members of the Administrative Council and Auditors′ Committee for the accomplishment of institutional activity. The President has recorded the accomplishments of the meeting of the General Ordinary Assembly of September 27th, 2002. The assembly unanimously adopts for the period between September 28th, 2002, and the date of the next meeting of the General Ordinary Assembly of SanCor, the quantities of raw milk in liters as follows:

1. For the President, Vice- President, Secretary and Treasurer of the Administrative Council and the President of the Auditors′ Committee: a transfer to each one in the amount of 15,166 liters (fifteen thousand hundred and sixty six) per month.

2. For the Prosecretary, Protreasurer and the rest of the Members of the Administrative Council and Auditors′ Committee: a transfer of each one in the amount of 12,409 liters (twelve thousand four hundred and nine) per month.

3. For deputies of the Administrative Council: a transfer to each one in the amount of 414 liters (four hundred fourteen) per month.

Eighth Item: Appointment of a Ballot Counting Committee. a) Appointment of four full Members of the Administrative Council to replace members whose terms expire, namely: Messrs. Juan Carlos Meía, Clemar Juan Garnero, Miguel Angel Cardinali and Alberto César Vázquez. b) Appointment of twelve Alternate Members of the Administrative Council, established in the Articles N° 44 and 49 of our Bylaw. A total of eleven members whose terms expire will be replaced namely: Messrs. Jorge Valeriano Baudino; Luis Francisco Beltramino; Adelmo Miguel Antonio Daghero; Rubén Darío Echavarri; Carlos Rubén Francisca; Italo Jorge Gastaldi; Alberto Raúl Linguetti; Walter Martino; Guillermo Miretti; Rubén Antonio Paulón and Luis María Pochettino; one to cover the vacancy that is produced in the moment that Mr.

Eduardo Isaac Honorio Barcarolo is relieved of his position as Titular Counselor for the zone number three. c) Appointment of a full member to join the Auditor's Committee who will replace Mr. Ricieri Luis Paulón, when their term expires. d) Appointment of three alternate members for the aforesaid Committee to replace Messrs. Hugo Luis Dana, Raúl Juan Origlia and Clemar Lorenzo Miguel Scalerandi, whose terms will expire. The following are unanimously elected and proclaimed by the Review Council: Official Members: Rubén Darío Echavarri; Danilo Narciso Filippi, Carlos Rubén Francisca and Fernando Alberto Gioino Alternate Members: Jorge Valeriano Baudino; Alberto Ramón Berga; Horacio Marcelo Biancotti; Renée José Jorge Boaglio; Domingo José Camusso; Adelmo Miguel Antonio Daghero; José Alberto Falco, Adolfo Valentín Ferrero; Italo Jorge Gastaldi; Guillermo Miretti; Rubén Antonio Paulón and Victor Hugo Tolosa. Official Trustees: Norberto José Racca Alternative Syndics: José Victor Cerino; Edgardo Miguel Pironello and Tito José Moisés Travaglino.

In conclusion, the Administrative Council feels it has addressed all the issues for the day. There being no more issues to address, the Delegates authorized the Presidency to conclude the Ordinary General Assembly of Associates of SanCor at 11:05 p.m.

Signed by: Miguel Omar Altuna, President - Clemar Juan Garnero, Secretary – Clemar Juan Cravero and Vicente Carlos Bauducco, Assemblymen

Document 6

Minutes of the Administrative Council No. 2576 – September 30, 2003 (pertinent part)

Appointment of Offices: The President Mr. Miguel Omar Altuna announced the appointment of offices of those elected on September 26, 2003. President: Mr. Miguel Omar Altuna; Vice President: Mr. Oscar Juan Carreras; Secretary: Mr. Ariel Aldo Salera; Prosecretary: Mr. Roberto Osvaldo Marchiaro: Treasurer Mr. Oclides Amatore Cardellino; Protreasurer: Mr. Raúl Antonio Maranzana. Official Voter Designates: Eduardo Isaac Honorio Barcarolo; Juan Bautista Delbino, Alberto Eduardo Rossetti; Rubén Darío Echavarri; Danilo Narciso Filippi; Carlos Rubén Francisca and Fernando Alberto Gioino. Alternative Voter Designates: Jorge Baleriano Baudino; Alberto Ramón Berga; Horacio Marcelo Biancotti; Renée José Jorge Boaglio; Domingo José Camusso; Adelmo Miguel Antonio Daghero; José Alberto Falco; Adolfo Valentín Ferrero; Italo Jorge Gastaldi; Guillermo Miretti; Rubén Antonio Paulón and Victor Hugo Tolosa.

In conclusion, the Administrative Council feels it has addressed all the issues for the day. There being no more issues to address, this session ends at 17:40.

Signed: Miguel Omar Altuna, President - Ariel Aldo Salera, Secretary

Document 7

Minutes of the Auditors' Committee No. 318 – September 30, 2003 (pertinent part).

Inauguration of new members to the Auditors' Committee: Beginning on the date of this meeting, the Auditors' Committee is comprised of – full members of Auditors' Committee – Official Trustees: Messrs.: Néstor Juan Garetto; José Luis Juan and Norberto José Racca

Alternative Trustees: Messrs. José Victor Cerino; Egardo Miguel Pironello and Tito José Moisés Travaglino. Néstor Juan Garetto was elected as President of the Auditors' Committee.

In conclusion, the Auditors Committee feels it has addressed all the issues for the day. There being no more issues to address, this session ends at 18:20 pm.

Signed: Néstor Juan Garetto

Document 8

Chart pertaining to remuneration of the members of the Administrative Council and Auditors' Committee.

	General Balance as of:	**6-30-03**
	(in pesos)	
1.	Effect on the Income Statement	846,295
2.	Final amount proposed to the Assembly	846,295
	Other information to Determine Computable Utility	
3.	Results of the fiscal year (net taxes)	5,605,329
4.	More (less) adjustments to previous fiscal years	(125,535,187)
5.	Less losses accumulated at the beginning of the fiscal year	(237,682,636)
6.	Special Reserve Art. 42 Law 20337 (results of "non-associated operations" and "other revenue and expenditures")	(12,995,113)
	Subtotal:	(370,607,607)
7.	Plus assignments to the Administrative Council	846,295
8.	Computable Earnings – Total:	(369,761,312)
9.	Proportion between computable earnings and remuneration (in %)	(0.23)%
10.	Proportion between computable earnings and dividends (in %)	----------

Document 9

Comparison of the table of results between the twelve-month period ended June 30, 2003 and the twelve-month period ended June 30, 2002.

Net Sales - The net sales of SanCor during the twelve-month period ended June 30, 2003 (the "2002/2003 Fiscal Year") were Ps.931.9 million, representing a decrease of 22.3%, compared to the sum of Ps.1,199.1 million in the twelve-month period ended June 30, 2002 (the "2001/2002 Fiscal Year"). The decrease of net sales was mainly due to a smaller placement in the domestic and external market and, secondarily, due to a lower level of prices in constant currency.

Cost of Sales - The cost of sales decreased 15.4% from Ps.908.1 million in the 2001/2002 Fiscal Year as compared to Ps.767.9 million in the 2002/2003 Fiscal Year. SanCor attributes this decrease mainly to a lower volume of manufactured and commercial products cost. Although there was a decrease in the cost of labor, there was an increase in the value of raw milk, both in constant currency.

Commercial, Administrative Expenses and other Not Ordinary Expenses - Commercial expenses decreased 38.5%, from Ps.233.2 million in the 2001/2002 Fiscal Year to Ps.143.4 million in the 2002/2003 Fiscal Year; and administrative expenses decreased 31.8%, from Ps.24.5 million in the 2001/2002 Fiscal Year to Ps.16.7 million in the 2002/2003 Fiscal Year. The decrease in commercial expenses is mainly due to a decrease in the level of sales and also to less network activity. The decrease in administrative expenses is mainly attributed to better utilization of the existing structure and to the changes in salaries that were less than the increase of inflation. The amount of accounts payable reflected in Other Non-Ordinary Expenses of the 2001/2002 Fiscal Year were not repeated in 2002/2003 Fiscal Year.

Net Financial Expenditures - During the 2002/2003 Fiscal Year, net financial expenditures were Ps.64.9 million and, during the 2001/2002 Fiscal Year, were Ps.-297.2 million. SanCor attributes this variation mainly to the change in the average level of indebtedness in foreign currency, resulting from fluctuations in the exchange rate, (growing in 2001/2002 Fiscal Year and decreasing in 2002/2003 Fiscal Year).

Tax on the Bank's Debits and Credits and Cooperative Fund Promotion – Based on the importance of tax concepts, SanCor decided to separate the most important tax components in the Income Statement. The first component impacted our Operating Results in the 2002/2003 Fiscal Year by Ps.7.8 million decreasing from Ps.8.1 million in the 2001/2002 Fiscal Year. The second concept was not taxable, mainly due to the decrease in the companies' net assets.

Operating Results - The operating negative results of SanCor in 2001/2002 Fiscal Year became an excess of Ps.61.0 million in the 2002/2003 Fiscal Year. This change is a consequence of the combined effect of the variations produced in the revenue and operative costs.

Other Net Revenue - The loss of Ps.56.7 million in the 2001/2002 Fiscal Year was improved to a loss of Ps.55.4 million in the 2002/2003 Fiscal Year. This increase was mainly due to a lower level of losses originated by the permanent investments in Controlled Societies and greater expenditures derived from the need to make structural adjustments to adapt the company to the new activity levels.

Net Result - SanCor declared a net positive result of Ps.5.6 million for the 2002/2003 Fiscal Year, an increase from a loss of Ps.363.2 million in the 2001/2002 Fiscal Year. This improvement was mainly due to a balanced behavior of the operative components and to the exchange rate.

SANCOR COOPERATIVAS UNIDAS LIMITADA

Información del período de doce meses finalizado el 30 de junio de 2003, comparativo al mismo período del ejercicio anterior

(En Pesos)	30/06/2003	30/06/2002
I)- **VENTAS NETAS**	**931.925.167**	**1.199.044.639**
II)- **ACTIVOS CORRIENTES** (Excluido Bienes de Cambio)		
Caja y Bancos	23.317.202	351.264
Inversiones Transitorias	15.724	1.075.395
Créditos	169.860.258	232.127.846
Cargos Diferidos	7.141.447	10.291.554
TOTAL	200.334.631	243.846.059
III)- **PASIVOS CORRIENTES**	**648.387.840**	**570.774.969**

"SanCor"
Cooperativas
Unidas Limitada

Administración Central
Tte. Gral. Richieri 15
2322 SUNCHALES (Sta. Fe)
Tel. 54-3493-428000 / 420101
Fax 54-3493-421158
Oficinas Buenos Aires
Tacuarí 202
1071 BUENOS AIRES
Tel. 54-11-4346-7200 / 4342-3350
Fax 54-11-4334-7357

MIGUEL OMAR ALTUNA
Presidente

SanCor
Cooperativas Unidas Ltda.

PARTE PERTINENTE ACTA NÚMERO 2.574

4 de setiembre de 2003

ASISTENTES:
Miguel Omar Altuna
Juan Carlos Meia
Clemar Juan Garnero
Miguel Ángel Cardinali
Oscar Juan Carreras
Alberto César Vázquez
Oclides Amatore Cardellino
Raúl Antonio Maranzana
Roberto Osvaldo Marchiaro
Ariel Aldo Salera
Eduardo Isaac Honorio Barcarolo
Juan Bautista Delbino
Alberto Eduardo Rossetti

Síndicos
Ricieri Luis Paulón
Néstor Juan Garetto
José Luis Juan

Acta número dos mil quinientos setenta y cuatro. En Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los cuatro días del mes de setiembre del año dos mil tres, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros del Consejo de Administración y Síndicos que al costado figuran y que firman en el registro de asistencia. Con la presencia de los Vocales Suplentes señores Rubén Darío Echavarri, Carlos Rubén Francisca, Alberto Raúl Linguetti y Walter Martino, se inicia la sesión siendo las nueve horas bajo la Presidencia de su titular, señor Miguel Omar Altuna.----------------------------

... **MEMORIA EJERCICIO 2002/2003**: Acto seguido, el titular de la Presidencia señala que resultaría necesario llevar a cabo en esta sesión el tratamiento de la documentación referida al tema del epígrafe. Atento a ello y con intervención de la Secretaría se lee - en forma íntegra - el texto confeccionado como tal para el ejercicio económico 2002/2003 de esta entidad de segundo grado, cerrado el 30 de junio pasado. A medida que se avanza en el análisis del mismo, los miembros presentes reciben las explicaciones e información ampliatoria que, sobre cada uno de los puntos incluidos en la "Memoria", aportan en forma verbal los funcionarios del staff superior de la Cooperativa. Una vez compenetrados los señores Consejeros del mencionado material, en definitiva se resuelve por unanimidad: I.- En un todo de acuerdo a lo condensado en el escrito presentado al efecto por la Gerencia General, este Consejo de Administración dispone aprobar el texto de la "Memoria" correspondiente al 63° ejercicio económico de SanCor Cooperativas Unidas Limitada, finalizado el 30/6/2003 y a someterse al análisis y aprobación de la Asamblea Ordinaria de Asociadas a celebrarse en esta Casa Central el viernes 26 de setiembre próximo. II.- A los fines pertinentes, nuestra Secretaría notificará de esta resolución, mediante la comunicación de práctica, a la cartera enunciada más arriba. **ESTADOS CONTABLES EJERCICIO 2002/2003**: Se incursiona ahora en la consideración de un informe (y sus anexos) de la fecha, que la Gerencia de Administración diligenciara y presentara por las vías naturales. La mencionada documentación está referida a los "estados contables" y a la "información complementaria" correspondientes al 63° ejercicio económico de nuestra entidad, concluido el 30/6/2003. Derivado del tratamiento del material precitado, por unanimidad se define lo siguiente: a)- En un todo de acuerdo a lo condensado en los documentos presentados por la Gerencia de Administración se aprueban, en forma íntegra, los Estados Contables y la Información Complementaria del 63° ejercicio económico de SanCor Cooperativas Unidas Limitada, cerrado el 30 de junio de 2003. b)- Paralelamente, se deja constancia que la mencionada documentación fue confeccionada conforme a cuanto determinan las normas vigentes en la materia, cumplimentándose lo

requerido por los organismos de control respectivos, adquiriendo la misma el carácter de "información principal". Integran esos Estados Contables los siguientes documentos: 1. Estado de Situación Patrimonial de SanCor Cooperativas Unidas Limitada al 30 de junio de 2003. 2. Estado de Resultados de SanCor Cooperativas Unidas Limitada, correspondiente al ejercicio anual comprendido entre el 1/7/2002 y el 30/6/2003. 3. Estado de Evolución del Patrimonio Cooperativo Neto, por el ejercicio que finalizara el 30 de junio de este año. 4. Estado de Origen y Aplicación de los Fondos de SanCor Cooperativas Unidas Limitada, del período anual que terminara el 30 de junio próximo pasado. 5. Notas y Anexos (A, B, C, E, F, G y H) a los Estados Contables señalados más arriba. 6. Planilla de Datos Estadísticos. 7. Estado de Situación Patrimonial Consolidado al 30 de junio de 2003. 8. Estado de Resultados Consolidados por el ejercicio anual finalizado el 30/06/2003. 9. Estado de Origen y Aplicación de los Fondos Consolidado por el ejercicio anual fenecido el 30 de junio de 2003. 10. Notas a los Estados Contables Consolidados al 30 de junio de 2003. 11. Reseña Informativa sobre el ejercicio anual finalizado el 30 de junio del año en curso, requerida por las normas de la Comisión Nacional de Valores. 12. Cuadro resumen sobre ventas, activos corrientes (excluido Bienes de Cambio) y Pasivos Corrientes, destinado al Mercado Abierto Electrónico. 13. Información sobre las asignaciones (remuneraciones) de los integrantes del Consejo de Administración y Comisión Fiscalizadora. c)- Al mismo tiempo, se acuerda: c.1)- Establecer el "Capital Suscripto" en un nivel de $ 251.204.915,00 (Capital anterior $ 247.573.406,00), importe necesario para que - conjuntamente con las Reservas y Fondos - cubra el 26% del total del Activo, dentro del rango permitido por el Artículo 10° del Estatuto Social; c.2)- Absorber los resultados negativos derivados de las "Operaciones con No Asociados" de las "Inversiones Permanentes" y de los "Otros Egresos Netos", con los excedentes generados por los "Rubros de Explotación"; c.3)- Destinar el excedente resultante del ejercicio, de $ 5.605.329,00, a recomponer la reserva especial del Artículo 42 de la Ley 20337, utilizada oportunamente para absorber quebrantos de ejercicios anteriores; c.4) Someter a consideración de la próxima Asamblea Ordinaria (26/09/2003) la posibilidad de capitalizar el 100% del Ajuste del Capital imputable al ejercicio, consistente en $ 12.483.582,00 con destino a su acreditación en la cuenta de Asociados Suscriptores. d)- Por conducto de la Gerencia de Administración y Finanzas, la Gerencia General deberá oficializar la presentación - ante quien corresponda - de los Estados Contables y demás documentación complementaria correspondientes al 63° ejercicio económico de esta entidad de segundo grado, cerrado el 30 de junio de 2003. ... No habiendo más asuntos que tratar, se levanta la sesión siendo las doce horas cincuenta minutos.- Firmado: MIGUEL OMAR ALTUNA – Presidente; CLEMAR JUAN GARNERO – Secretario.--

- - - ***Esta copia es parte pertinente de su original obrante en el Libro de Actas de Reuniones del Consejo de Administración N° 1 de SanCor Cooperativas Unidas Limitada.-***

CLEMAR JUAN GARNERO
Secretario

MIGUEL OMAR ALTUNA
Presidente

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

SanCor
Cooperativas Unidas Ltda.

PARTE PERTINENTE ACTA NÚMERO 317

4 de setiembre de 2003

En la ciudad de Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los cuatro días del mes de setiembre del año dos mil tres, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros de la Comisión Fiscalizadora, señor Ricieri Luis Paulón, C.P.N. Néstor Juan Garetto y C.P.N. José Luis Juan. Siendo las catorce horas, se inicia la sesión bajo la Presidencia de su titular, señor Ricieri Luis Paulón. ... **MEMORIA EJERCICIO 2002/2003**: En un todo de acuerdo a lo aprobado por el Consejo de Administración en la sesión de la fecha (Acta N° 2.574), se dispone ratificar el texto de la "Memoria" correspondiente al 63° ejercicio económico de SanCor Cooperativas Unidas Limitada, finalizado el 30/6/2003, como también los informes de esta Comisión Fiscalizadora y de la Auditoría Externa, cuyos documentos se someterán a consideración de la Asamblea Ordinaria de Asociadas a celebrarse en esta Casa Central el viernes 26 de setiembre próximo. **ESTADOS CONTABLES EJERCICIO 2002/2003**: Seguidamente, los miembros de este órgano de fiscalización se ocupan de considerar la documentación del título, diligenciada y presentada - con el aval de las carteras respectivas - por parte de la Gerencia de Administración. La misma está referida a los Estados Contables y a la Información Complementaria correspondientes al 63° ejercicio económico de SanCor Cooperativas Unidas Limitada, cerrado el 30 de junio de 2003, aprobada por el Consejo de Administración de la Cooperativa en la sesión de hoy, según consta en Acta N° 2.574. Concluído el tratamiento pertinente los señores Síndicos acuerdan, por unanimidad, dejar establecida la siguiente resolución, a saber: a)- Se ratifican los Estados Contables y la Información Complementaria correspondientes al 63° ejercicio económico de SanCor Cooperativas Unidas Limitada, cerrado el 30 de junio de 2003. b)- Paralelamente, se deja constancia que la mencionada documentación fue confeccionada conforme a cuanto determinan las normas vigentes en la materia, cumplimentándose lo requerido por los organismos de control respectivos, adquiriendo la misma el carácter de "información principal". Esos Estados Contables están integrados por los siguientes documentos: 1. Estado de Situación Patrimonial de SanCor Cooperativas Unidas Limitada al 30 de junio de 2003. 2. Estado de Resultados de SanCor Cooperativas Unidas Limitada, correspondiente al ejercicio anual comprendido entre el 1/7/2002 y el 30/6/2003. 3. Estado de Evolución del Patrimonio Cooperativo Neto, por el ejercicio que finalizara el 30 de junio de este año. 4. Estado de Origen y Aplicación de los Fondos de SanCor Cooperativas Unidas Limitada, del período anual que terminara el 30 de junio próximo pasado. 5. Notas y Anexos (A, B, C, E, F, G y H) a los Estados Contables señalados más arriba. 6. Planilla de Datos Estadísticos. 7. Estado de Situación Patrimonial Consolidado al 30 de junio de 2003. 8. Estado de Resultados Consolidados por el ejercicio anual finalizado el 30/06/2003. 9. Estado de Origen y Aplicación de los Fondos

Consolidado por el ejercicio anual fenecido el 30 de junio de 2003. 10. Notas a los Estados Contables Consolidados al 30 de junio de 2003. 11. Reseña Informativa sobre el ejercicio anual finalizado el 30 de junio del año en curso, requerida por las normas de la Comisión Nacional de Valores. 12. Cuadro resumen sobre ventas, activos corrientes (excluido Bienes de Cambio) y Pasivos Corrientes, destinado al Mercado Abierto Electrónico. 13. Información sobre las asignaciones (remuneraciones) de los integrantes del Consejo de Administración y Comisión Fiscalizadora. c)- Al propio tiempo, se ratifica todo lo actuado, conforme a cuanto queda resumido en la documentación mencionada precedentemente, a saber: c.1)- Establecer el "Capital Suscripto" en un nivel de $ 251.204.915,00 (Capital anterior $ 247.573.406,00), importe necesario para que - conjuntamente con las Reservas y Fondos - cubra el 26% del total del Activo, dentro del rango permitido por el Artículo 10° del Estatuto Social. c.2)- Absorber los resultados negativos derivados de las "Operaciones con No Asociados", de las "Inversiones Permanentes" y de los "Otros Egresos Netos", con los excedentes generados por los "Rubros de Explotación". c.3)- Destinar el excedente resultante del ejercicio, de $ 5.605.329,00, a recomponer la reserva especial del Artículo 42 de la Ley 20337, utilizada oportunamente para absorber quebrantos de ejercicios anteriores. c.4) Someter a consideración de la próxima Asamblea Ordinaria (26/09/2003) la posibilidad de capitalizar el 100% del Ajuste del Capital imputable al ejercicio, consistente en $ 12.483.582,00 con destino a su acreditación en la cuenta de Asociados Suscriptores. d)- Se valida entonces la decisión de presentar a consideración de la Asamblea Ordinaria de Asociadas a SanCor Cooperativas Unidas Limitada, a realizarse el 26/9/2003, todo cuanto resolviera el Consejo de Administración, según surge de los incisos a.-, b.- (apartados 1 al 13, inclusive) y c.- (apartados c.1 al c.4) de este punto del acta. e)- Por último, en forma unánime se resuelve facultar al Presidente, señor Ricieri Luis Paulón, para que - en representación de este órgano de fiscalización - proceda a firmar la documentación descripta en los apartados que anteceden. ... No habiendo más asuntos que tratar, se levanta la sesión siendo las dieciséis horas cinco minutos.- Firmado: RICIERI LUIS PAULÓN – Presidente de la Comisión Fiscalizadora; NÉSTOR JUAN GARETTO y JOSÉ LUIS JUAN – Síndicos Titulares.---

- - - ***Esta copia es parte pertinente de su original obrante en el Libro de Actas de la Comisión Fiscalizadora N° 1 de SanCor Cooperativas Unidas Limitada.***

RICIERI LUIS PAULÓN
Presidente
Comisión Fiscalizadora

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 SUNCHALES (Sta. Fe)

PARTE PERTINENTE ACTA NÚMERO 2.572

14 de agosto de 2003

ASISTENTES:
Miguel Omar Altuna
Juan Carlos Meia
Clemar Juan Garnero
Miguel Ángel Cardinali
Oscar Juan Carreras
Alberto César Vázquez
Oclides Amatore Cardellino
Raúl Antonio Maranzana
Roberto Osvaldo Marchiaro
Ariel Aldo Salera
Eduardo Isaac Honorio Barcarolo
Juan Bautista Delbino
Alberto Eduardo Rossetti

Síndicos
Ricieri Luis Paulón
Néstor Juan Garetto
José Luis Juan

Acta número dos mil quinientos setenta y dos. En Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los catorce días del mes de agosto del año dos mil tres, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros del Consejo de Administración y Síndicos que al costado figuran y que firman en el registro de asistencia. Con la presencia de los Vocales Suplentes señores Rubén Darío Echavarri, Carlos Rubén Francisca, Alberto Raúl Linguetti y Walter Martino, se inicia la sesión siendo las catorce horas bajo la Presidencia de su titular, señor Miguel Omar Altuna.-------------------------------

... **CONVOCATORIA A ASAMBLEA ORDINARIA DE ASOCIADAS**: El Presidente - señor Miguel Omar Altuna - expresa que tendríamos que ocuparnos ahora de considerar y definir el "orden del día" que regirá la respectiva Convocatoria a Asamblea Ordinaria de Asociadas a SanCor, a llevarse a cabo en dependencias de esta Casa Central Sunchales el viernes 26 de setiembre de 2003, desde la hora 8. Ello responde, destaca el nombrado, a la necesidad de poder concretar - en tiempo y forma - la pertinente "convocatoria" a las cooperativas adheridas. Sobre este particular y coincidiendo los señores Consejeros con la inquietud de la Presidencia, se incursiona entonces en el tratamiento formal de este asunto, participando al propio tiempo del análisis pertinente los Síndicos Titulares que integran la Comisión Fiscalizadora y el Gerente General. Resultante de todo lo considerado, en forma unánime se concluye en adoptar esta resolución, a saber: I)- Convocar a Asamblea Ordinaria a las asociadas a SanCor Cooperativas Unidas Limitada para el viernes 26 de setiembre de 2003 - a partir de la hora 8 - formalizando la misma en esta Casa Central, ubicada en calle Teniente General Richieri N° 15 de la ciudad de Sunchales (Santa Fe). II)- La correspondiente "convocatoria" estará regida por el siguiente "orden del día": 1°.- Comisión de Poderes. 2°.- Designación de dos (2) asambleístas para que aprueben y firmen el acta de la Asamblea, juntamente con los señores Presidente y Secretario. 3°.- Consideración de las sanciones a aplicar a las siguientes asociadas: Cooperativa Tambera Limitada "Unión Villa-Ana" N° 482 y "Cotam" Cooperativa Tambera Limitada N° 481. Ello, dado lo establecido por el Artículo 11° (inciso c) de nuestro Estatuto Social, según información y propuesta que en relación a cada una de las nombradas se anexa. 4°.- Consideración de la Memoria, Estados de Situación Patrimonial, de Resultados, y Cuadros Anexos, correspondientes al 63° ejercicio económico cerrado el 30 de junio de 2003. Informes de la Comisión Fiscalizadora y

del Auditor. 5°.- Consideración sobre el destino de la cuenta "Ajuste de Capital", según proyecto adjunto. 6°.- Consideración de la renovación, por otro período de 12 (doce) meses, de la autorización otorgada al Consejo de Administración en el punto 6° de la Asamblea Ordinaria de fecha 27/9/2002, para la participación de SanCor Cooperativas Unidas Limitada en sociedades de capital. Se anexa información. 7°.- Consideración de los artículos 67° y 78° de la Ley 20.337. 8°.- Designación de una Junta Escrutadora para las elecciones de: a)- Cuatro Consejeros Titulares, para reemplazar a los miembros cuyos mandatos finalizan, señores Juan Carlos Meia, Clemar Juan Garnero, Miguel Ángel Cardinali y Alberto César Vázquez; b)- Doce Consejeros Suplentes, en cumplimiento de lo dispuesto por los Artículos 44° y 49° del Estatuto Social. En este caso puntual, un total de once (11) en sustitución de los señores Jorge Valeriano Baudino, Luis Francisco Beltramino, Adelmo Miguel Antonio Daghero, Rubén Darío Echavarri, Carlos Rubén Francisca, Italo Jorge Gastaldi, Alberto Raúl Linguetti, Walter Martino, Guillermo Miretti, Rubén Antonio Paulón y Luis María Pochettino, y uno (1) para cubrir la vacancia que se produjera en su momento al pasar el señor Eduardo Isaac Honorio Barcarolo a desempeñarse como Consejero Titular por la Zona N° 3; c)- Un miembro titular para integrar la Comisión Fiscalizadora, en lugar del señor Ricieri Luis Paulón, como consecuencia de concluir su mandato; y d)- Tres suplentes para la precitada Comisión, a raíz de finalizar como tales los señores Hugo Luis Dana, Raúl Juan Origlia y Clemar Lorenzo Miguel Scalerandi. III)- A sus efectos, la Secretaría remitirá a las Gerencias General y de Auditoría Interna la comunicación que surge de la presente resolución. ... No habiendo más asuntos que tratar, se levanta la sesión siendo las diecinueve horas cuarenta minutos. Firmado: MIGUEL OMAR ALTUNA – Presidente; CLEMAR JUAN GARNERO – Secretario.---

- - - Es copia fiel de su original obrante en el Libro de Actas de Reuniones del Consejo de Administración N° 1.-

CLEMAR JUAN GARNERO
Secretario

MIGUEL OMAR ALTUNA
Presidente

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

SanCor
Cooperativas Unidas Ltda.

CONVOCATORIA

SUNCHALES,
14 de agosto de 2003

A la Cooperativa de Tamberos:

De nuestra consideración:

Ref.: Convocatoria a Asamblea Ordinaria de Asociadas.-

Nos dirigimos a esa estimada asociada, a los efectos de invitarla a la Asamblea Ordinaria que el Consejo de Administración de SanCor Cooperativas Unidas Limitada convoca para el **viernes 26 de setiembre de 2003, a la hora 8**, en su Casa Central ubicada en calle Teniente General Richieri N° 15 de la ciudad de Sunchales (Santa Fe), para tratar el siguiente:

✵ ORDEN DEL DÍA ✵

1°.- Comisión de Poderes.

2°.- Designación de dos (2) asambleístas para que aprueben y firmen el acta de la Asamblea, juntamente con los señores Presidente y Secretario.

3°.- Consideración de las sanciones a aplicar a las siguientes asociadas: Cooperativa Tambera Limitada "Unión Villa-Ana" N° 482 y "Cotam" Cooperativa Tambera Limitada N° 481. Ello, dado lo establecido por el Artículo 11° (inciso c) de nuestro Estatuto Social, según información y propuesta que en relación a cada una de las nombradas se anexa.

4°.- Consideración de la Memoria, Estados de Situación Patrimonial, de Resultados, y Cuadros Anexos, correspondientes al 63° ejercicio económico cerrado el 30 de junio de 2003. Informes de la Comisión Fiscalizadora y del Auditor.

5°.- Consideración sobre el destino de la cuenta "Ajuste de Capital", según proyecto adjunto.

6°.- Consideración de la renovación, por otro período de 12 (doce) meses, de la autorización otorgada al Consejo de Administración en el punto 6° de la Asamblea Ordinaria de fecha 27/9/2002, para la participación de SanCor Cooperativas Unidas Limitada en sociedades de capital. Se anexa información.

7°.- Consideración de los artículos 67° y 78° de la Ley 20337.

8°.- Designación de una Junta Escrutadora para las elecciones de: a)- Cuatro Consejeros Titulares, para reemplazar a los miembros cuyos mandatos finalizan, señores JUAN CARLOS MEIA, CLEMAR JUAN GARNERO, MIGUEL ÁNGEL CARDINALI y ALBERTO CÉSAR VÁZQUEZ; b)- Doce Consejeros Suplentes, en cumplimiento de lo dispuesto por los Artículos 44° y 49° del Estatuto Social. En este caso puntual, un total de once (11) en sustitución de los señores JORGE VALERIANO BAUDINO, LUIS FRANCISCO BELTRAMINO, ADELMO MIGUEL ANTONIO DAGHERO, RUBÉN DARÍO ECHAVARRI, CARLOS RUBÉN FRANCISCA, ITALO JORGE GASTALDI, ALBERTO RAÚL LINGUETTI, WALTER MARTINO, GUILLERMO MIRETTI, RUBÉN ANTONIO PAULÓN y LUIS MARÍA POCHETTINO, y uno (1) para cubrir la vacancia que se produjera en su momento al pasar el señor EDUARDO ISAAC HONORIO BARCAROLO a desempeñarse como Consejero Titular por la Zona N° 3; c)- Un miembro titular para integrar la Comisión Fiscalizadora, en lugar del señor RICIERI LUIS PAULÓN, como consecuencia de concluir su mandato; y d)- Tres suplentes para la precitada Comisión, a raíz de finalizar como tales los señores HUGO LUIS DANA, RAÚL JUAN ORIGLIA y CLEMAR LORENZO MIGUEL SCALERANDI.

Saludámosles atentamente.

CLEMAR JUAN GARNERO
Secretario

SANCOR
COOPERATIVAS UNIDAS LTDA.
2322 - SUNCHALES - (Sta. Fe)

MIGUEL OMAR ALTUNA
Presidente

Artículo 31°.- Las asambleas se realizarán válidamente, sea cual fuere el número de asistentes, una hora después de la fijada en la Convocatoria, si antes no se hubiere reunido la mitad más uno de los delegados que representan a las cooperativas asociadas.

A: Por separado, remitiremos a cada cooperativa adherida la Memoria, Balance y demás Anexos relacionados con el "orden del día". stante, en su momento dicha documentación también se encontrará disponible en la Administración Central Sunchales y/o en cada uestras Unidades Operacionales Industriales, según lo dispuesto por el Artículo 24° del Estatuto.

ASAMBLEA ORDINARIA DEL 26-09-2003

ANEXO AL PUNTO 3° DEL ORDEN DEL DÍA

Consideración de las sanciones a aplicar a las siguientes asociadas: Cooperativa Tambera Limitada "Unión Villa-Ana" N° 482; y "Cotam" Cooperativa Tambera Limitada N° 481. Ello, dado lo establecido por el Artículo 11° (inciso c) de nuestro Estatuto Social, según información y propuesta que en relación a cada una de las nombradas se anexa.

COOPERATIVA TAMBERA LIMITADA "UNIÓN-VILLA ANA" N° 482

Ante el desvío de producción de leche por parte de dicha Cooperativa, nuestra entidad cursó pedido de información en el mes de mayo de 2002.

La Cooperativa respondió que su Consejo de Administración había autorizado el mismo, cediendo a presiones de sus asociados.

Posteriormente se produce un intercambio de misivas entre las partes, en el cual la Cooperativa Unión Villa Ana va variando su argumentación inicial, pero sin que se obtenga el reinicio de la entrega total de producción de sus asociados, a pesar de las reiteradas intimaciones en dicho sentido.

Finalmente en fecha 13.9.2002 al no haber dado cumplimiento al precitado requerimiento, nuestro Consejo de Administración resolvió, con motivo de dicho incumplimiento, suspender a la misma en sus derechos sociales y elevar los antecedentes a la Asamblea Ordinaria a efectos de la aplicación de las sanciones estatutarias correspondientes.

Con fecha 27.9.2002 la Cooperativa mediante CD comunica que en Asamblea Extraordinaria de fecha 26.9.2002 ha resuelto su retiro como asociada de esta Cooperativa de segundo grado.

En fecha 3.10.2002 SanCor rechazó los argumentos de las últimas comunicaciones de la Cooperativa, y avaló la posición asumida respecto de la sanción estatutaria aplicada.

"COTAM" COOPERATIVA TAMBERA LIMITADA N° 481

Ante la falta de entrega de producción de leche por parte de dicha Cooperativa, nuestra entidad cursó a la misma carta documento de fecha 13-01-2003, intimándola para que, en el plazo perentorio e improrrogable de 48 horas, procediera a reiniciar dicha entrega de producción, en la cual había cesado a partir del día 11-01-2003.

Al no haber dado cumplimiento al precitado requerimiento, nuestro Consejo de Administración resolvió, con motivo de dicho incumplimiento, suspender a la misma en sus derechos sociales

mediante carta documento de fecha 22-01-2003, y elevar los antecedentes a la Asamblea Ordinaria a efectos de la aplicación de las sanciones estatutarias correspondientes.

Para estos casos, el Artículo 11°, inciso c) de nuestro Estatuto establece que la Asamblea resolverá sobre el mantenimiento de la suspensión y plazo de la misma, o aplicará la sanción de exclusión, con la obligación a cargo de las cooperativas excluidas, de soportar una indemnización por una suma equivalente al 100 % (ciento por ciento) de su capital integrado.

Cabe señalar que el Consejo de Administración ha resuelto proponer a la Asamblea, para todos los casos, la aplicación de la sanción de exclusión e indemnización comentadas precedentemente.

CLEMAR JUAN GARNERO
Secretario

MIGUEL OMAR ALTUNA
Presidente

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

ASAMBLEA ORDINARIA DEL 26-09-2003

ANEXO AL PUNTO 5° DEL ORDEN DEL DÍA

Consideración sobre el destino de la cuenta "Ajuste de Capital", según proyecto adjunto.

Según lo establecido por las normativas del INAES (Instituto Nacional de Asociativismo y Economía Social), se ha procedido a reflejar el efecto de los cambios en el poder adquisitivo de la moneda en los Estados Contables de la Cooperativa, correspondientes al ejercicio económico anual finalizado el 30 de junio de 2003.

De la aplicación de la normativa sobre el capital integrado resulta la partida denominada "Ajuste de Capital", cuyo incremento imputable al ejercicio económico cerrado el 30 de junio de 2003 asciende a **$ 12.483.582.=**

Dicho incremento puede ser capitalizado – total o parcialmente – por resolución de la Asamblea de Asociadas. Con relación al destino del citado saldo de la cuenta de "Ajuste de Capital", consideramos conveniente sugerir la aprobación de la alternativa consistente en capitalizar el **100%** del mismo.

CLEMAR JUAN GARNERO
Secretario

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

MIGUEL OMAR ALTUNA
Presidente

ASAMBLEA ORDINARIA DEL 26-09-2003

ANEXO AL PUNTO 6° DEL ORDEN DEL DÍA

Consideración de la renovación, por otro período de 12 (doce) meses, de la autorización otorgada al Consejo de Administración en el punto 6° de la Asamblea Ordinaria de fecha 27/09/2002, para la participación de SanCor Cooperativas Unidas Limitada en sociedades de capital. Se anexa información.

Autorizar al Consejo de Administración a acordar la participación de nuestra Cooperativa en sociedades de capital - cuyo objeto social principal sea la industrialización, comercialización y/o distribución de productos alimenticios, con ámbito de actuación tanto en el mercado interno como externo, y del otorgamiento de facultades a dicho cuerpo directivo por el término de doce meses para que defina todo lo concerniente a la oportunidad, tipo societario, capital social a integrar, valuación y aporte de activos, país en que se constituirá y demás aspectos necesarios para concretar las asociaciones respectivas - conviniendo la misma en base a estas condiciones: a) Participación de al menos el cincuenta por ciento (50%) en el capital y la voluntad social; b) Conservar la propiedad de las marcas, pudiendo cederlas en alquiler o royalties; c) Previo a la firma definitiva de la constitución de la respectiva sociedad, el Consejo de Administración tendrá que convocar a reunión a las cooperativas adheridas para informar adecuadamente del tema a los representantes de las mismas.

GLEMAR JUAN GARNERO
Secretario

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

MIGUEL OMAR ALTUNA
Presidente

ACTA NÚMERO 89

26 de setiembre de 2003

ACTA N° 89 - ASAMBLEA ORDINARIA DE ASOCIADAS: En la ciudad de Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los veintiseis días del mes de setiembre del año dos mil tres se reúnen, en la sede de SanCor Cooperativas Unidas Limitada, delegados de cooperativas adheridas, conforme a la convocatoria a Asamblea Ordinaria efectuada oportunamente por el Consejo de Administración de la entidad de segundo grado, según constancias obrantes en el Acta N° 2.572, del 14 de agosto de 2003, de dicho cuerpo directivo. Siendo las nueve, o sea una hora después de la fijada en la convocatoria, por falta de quórum a las ocho, la Presidencia - a cargo de su titular, señor Miguel Omar Altuna - luego de brindar las palabras de bienvenida a todos los asistentes declara iniciada la asamblea con la participación de 195 delegados, en representación de 56 cooperativas adheridas. Esas personas firman en el registro de asistencia y sus nombres, juntamente con los de las asociadas que representan, son los siguientes: Raúl Juan Avila, Plácido Tita, Eli C. Arnaudo de Balangero, Lino Antonio Gribaudo, Mariano Argentino Astesana, Celestino Manuel Franza, Mario Juan Giannasi y Néstor Luis Bertolatto por Coop. "Sunchales" N° 1; Remo Enrici y Germán Peterlín por Coop. "Colonia Frías" N° 2; Heladio Re y Ricardo Barale por Coop. "Colonia Raquel" N° 3; Nelso Francisco N. Beltramo y Heraldo Antonio Berra por Coop. "La Bonita" N° 8; Omar Domingo Mariotti, Walter Rho y Vilder Barale por Coop. "Colonia Tacurales" N° 9; Oscar Carlos Corigliani, Rosendo José Villosio, Ricardo Cristóbal Giusiano, Francisco Antonio Gandino y Jorge Osvaldo Druetta por Coop. "Morterense" N° 10; Pablo Oscar Arró, Omar Francisco Quaglino y Oscar Coseani por Coop. "La Unión" N° 11; Adolfo Valentín Ferrero, Hugo Alberto Daga, Clemar Juan Cravero, Rubén Francisco Morra, Daniel Alberto Anghilante y Realdo Juan Boschetto por Coop. "Las Dos Provincias" N° 13; Norberto José Racca, Elvio Ballari, Roberto Capella y Daniel Manavella por Coop. "San Bernardo" N° 17; Raúl S. Mina, José Zaninetti y Mario Garnero por Coop. "El Alba" N° 19; Carlos José Poliotto, Enzo Domingo Tessio, Daniel Angel Grimaldi y Javier José Carrillo por Coop. "La Triestina" N° 21; Juan Domingo Taverna y Juan José Comandú por Coop. "Colonia Vila" N° 23; Daniel Angeletti y Ecio Delbino por Coop. "Colonia Palacios" N° 25; José Agustín Morra y Olider Tomás Beltramino por Coop. "La Flor" N° 27; Daniel Bovo, Oscar Galanzino y Horacio Feraudo por Coop. "La Selecta" N° 28; Néstor Constancio Blangetti y Ricardo Alcides Marsengo por Coop. "Morteros" N° 34; Héctor José Pelaroli, Aníbal José Rocchiccioli, Javier José Gottero, Oscar Andrés Fornasero, José Isidoro Bocco y Rubén Federico Pagliano por Coop. "Dos Hermanos" N° 36; Elder Gastaldi, Roberto Lavaroni, Gabriel Saccone y Ariel Nunia por Coop. "Beiro" N° 49; Idelso Lorenzo Trossero, Javier Arró y Vitelmo Sebastián Caglieri por Coop. "Carlos María Rivero Haedo" N° 50; Luis Alberto Vecchiatto, Gabriel Elías Camisassa, Dante Antonio Piovano, Elso Nicolás Vignola, Luis José Balangero, Ovidio Albino Lerda, Martín Mariano Meurzet, Juan Carlos Raña, Carlos

Juan Picco y Daniel Adolfo Trujillo por Coop. "De Balnearia" N° 52; Gabriel Antonio Bocco, Jorge Luis Bersano, Alberto Francisco Fassi, Miguel Angel Baretta, Miguel Angel Alassia y Ricardo Alberto Nicola por Coop. "La Argentina" N° 57; Clemar C. Cipolatti, Edgar A. Carignano, Víctor Angel Gonella, Alberto Carrera, Carlos A. Motta, Dante C. Gilli, Raúl F. Morales, Miguel A. Carrera y Néstor Cipolatti por Coop. "La Tordilla" N° 66; Víctor Hugo Tolosa y Amelio Ingaramo por Coop. "Zona de Gálvez" N° 71; Alberto R. Berga, Juan B. Bianco y Osvaldo L. Bianco por Coop. "Del Centro de La Para" N° 73; Aldo Michlig y Carlos Alberto Guntren por Coop. "La Unión Ambrosetti" N° 76; José O. Ronga, Jorge Perlo, Miguel Pepino y Daniel Stradella por Coop. "La América" N° 89; Nilo Rogelio Paulón y Domingo José Camusso por Coop. "La Primera de Arrufó" N° 90; Rodolfo Sosa, Roberto Falco, Alberto Boschetto y Fernando Gioino por Coop. "El Trabajo" N° 94; Pedro Lorenzo Bovero por Coop. "Colonia Marina" N° 97; Mario Mateo Brizio y Domingo Luis Novara por Coop. "Del Oeste Santafesino" N° 104; Emilio R. Musso, Elidio A. Alessio, Eusebio L. Banno y César F. Facta por Coop. "La Pulcra" N° 108; Juan Carlos Adolfo Koroch y Héctor Enrique Barberis por Coop. "Las Cuatro Esquinas" N° 112; Enelio Gaido, Jorge Castellina y Ricardo Garrone por Coop. "Las Cañitas" N° 116; Alejandro Rafael Finello y Horacio Marcelo Biancotti por Coop. "La Cruz del Sur" N° 119; Andrés Antonio Costamagna, Emilio Gerardo Walter, Lorenzo Francisco Fassi y Ovidio Luis Born por Coop. "Zona Rafaela" N° 135; Elvio Pedro Meolans, Abel Luis Knubel, Remigio Antonio Pascual, Vicente Norberto José Ripoll, Vicente Carlos Bauducco y Oscar Federico Bergese por Coop. "La Humbertina" N° 137; José Alberto Falco y Edgardo Pironello por Coop. "Tamberos Unidos de Charlone" N° 143; Oscar Carignano y Ariel Mancini por Coop. "La Industrial Argentina" N° 188; Juan Reynoso, Andrés Forchino, Carlos Ciancia, Oscar Lupi y Alberto Sánchez por Coop. "Arroyito" N° 208; Eduardo Manganelli por Coop. "La Nueva San Antonio" N° 212; Luis Vanni, Juan Gorla y Alfredo Reinares por Coop. "Sol Naciente" N° 215; Norberto Constancio Peretti, Osvaldo Esteban Marengo, Daniel Ceferino Ferrero y Sergio Clementino Delfino por Coop. "La Esperanza" N° 228; Rodolfo Bertorello, Adrián Alberto Trossero, Oscar Roberto Mandrille, Lionel Uberti y Hugo Eduardo Bertorello por Coop. "Nueva Alpina" N° 237; Omar Tonelli por Coop. "Las Colonias" N° 239; Renée Boaglio por Coop. "Pascanas" N° 264; Juan J. Spinaci por Coop. "La Reserva" N° 313; Roberto Carlos Arosio por Coop. "El Triunfo" N° 341; Juan Carlos Griffa y Alcides Pascual Barolo por Coop. "Ceres" N° 364; Atilio Favole, Gabriel Favole y Juan Carlos Giovenale por Coop. "Tamberos Unidos" N° 367; Germán A. Ferrero por Coop. "Seeber" N° 377; Juan Carlos Illa por Coop. "La Unión" N° 394; Rubén Lavalle, Alberto Falco y Juan José Tecco por Coop. "Dos Hermanas de Serrano" N° 405; Oscar Holzheier y Santiago Wendler por Coop. "La Agrícola Regional" N° 420; Horacio Marcos Borda Bossana, Ariel Ceferino Candelero y Neldo Néstor Primo por Coop. "Tamberos Unidos de Porteña" N° 479; Gustavo Ferrero, Juan Antonio Minetti, Alcides Mottura, Daniel Serafín, Danilo Filippi, Ricardo Cingolani, Juan Carlos Mina, Rubén Cerminato, Javier Demichelis, Raúl Rolle, Elvio Affaticatti, Liliana Carro de

Filippi, Omar Rosso, Rubén Fagiano, Norberto Saccetto, Oscar Ferrero, Alberto Spósito, Miguel Angel Zurbriggen, Francisco Martina, Hugo Brezzo y Atilio Trucco por Coop. "Central Unida" N° 484; y Tito J. Travaglino por Coop. "Tamberos del Sur" N° 488. A la vez, se encuentran presentes en este acto institucional los doce miembros titulares del Consejo de Administración y los tres Síndicos Titulares que integran la Comisión Fiscalizadora. Seguidamente, el Presidente concede la palabra al Secretario - Clemar Juan Garnero - quien se ocupa de leer el "orden del día" a tratar en esta oportunidad, siendo el mismo el siguiente: "1°.- Comisión de Poderes. 2°.- Designación de dos (2) asambleístas para que aprueben y firmen el acta de la Asamblea, juntamente con los señores Presidente y Secretario. 3°.- Consideración de las sanciones a aplicar a las siguientes asociadas: Cooperativa Tambera Limitada "Unión Villa-Ana" N° 482 y "Cotam" Cooperativa Tambera Limitada N° 481. Ello, dado lo establecido por el Artículo 11° (inciso c) de nuestro Estatuto Social, según información y propuesta que en relación a cada una de las nombradas se anexa. 4°.- Consideración de la Memoria, Estados de Situación Patrimonial, de Resultados, y Cuadros Anexos, correspondientes al 63° ejercicio económico cerrado el 30 de junio de 2003. Informes de la Comisión Fiscalizadora y del Auditor. 5°.- Consideración sobre el destino de la cuenta "Ajuste de Capital", según proyecto adjunto. 6°.- Consideración de la renovación, por otro período de 12 (doce) meses, de la autorización otorgada al Consejo de Administración en el punto 6° de la Asamblea Ordinaria de fecha 27/9/2002, para la participación de SanCor Cooperativas Unidas Limitada en sociedades de capital. Se anexa información. 7°.- Consideración de los artículos 67° y 78° de la Ley 20337. 8°.- Designación de una Junta Escrutadora para las elecciones de: a)- Cuatro Consejeros Titulares, para reemplazar a los miembros cuyos mandatos finalizan, señores Juan Carlos Meia, Clemar Juan Garnero, Miguel Ángel Cardinali y Alberto César Vázquez; b)- Doce Consejeros Suplentes, en cumplimiento de lo dispuesto por los Artículos 44° y 49° del Estatuto Social. En este caso puntual, un total de once (11) en sustitución de los señores Jorge Valeriano Baudino, Luis Francisco Beltramino, Adelmo Miguel Antonio Daghero, Rubén Darío Echavarri, Carlos Rubén Francisca, Italo Jorge Gastaldi, Alberto Raúl Linguetti, Walter Martino, Guillermo Miretti, Rubén Antonio Paulón y Luis María Pochettino, y uno (1) para cubrir la vacancia que se produjera en su momento al pasar el señor Eduardo Isaac Honorio Barcarolo a desempeñarse como Consejero Titular por la Zona N° 3; c)- Un miembro titular para integrar la Comisión Fiscalizadora, en lugar del señor Ricieri Luis Paulón, como consecuencia de concluir su mandato; y d)- Tres suplentes para la precitada Comisión, a raíz de finalizar como tales los señores Hugo Luis Dana, Raúl Juan Origlia y Clemar Lorenzo Miguel Scalerandi". Una vez llevado a cabo el tratamiento formal de cada uno de los puntos precitados, resulta en definitiva cuanto queda consignado a renglón seguido, a saber: **1°.- <u>Comisión de Poderes.-</u>** De inmediato, la Presidencia somete a consideración lo inherente a la constitución de la Comisión de Poderes, la que tendrá a su cargo la tarea de control de las credenciales correspondientes a los delegados asistentes. Al respecto y a raíz de lo sugerido por el señor Raúl Juan Avila - que en la fecha representa a la

cooperativa "Sunchales" N° 1 - los asambleístas disponen unánimemente facultar al Presidente para que proponga las tres personas que son necesarias para integrar la aludida Comisión. Atento a ello, el mismo nomina a: Elder Gastaldi, Juan Carlos Raña y Mariano Argentino Astesana (de las cooperativas "Beiro" N° 49, "De Balnearia" N° 52 y "Sunchales" N° 1, respectivamente). Con un pronunciamiento unánime, los delegados aprueban tales designaciones y, por ende, esas personas se constituyen en Comisión para el control de las respectivas credenciales. Ahora, el señor Miguel Omar Altuna aclara que deberá aguardarse hasta que la Comisión de Poderes finalice su labor y produzca el informe pertinente, para poder continuar luego con la consideración de los restantes puntos contenidos en el "orden del día". Por tanto, frente a lo puntualizado y siendo las nueve horas diez minutos, se coincide por unanimidad en pasar a un cuarto intermedio, a fin de aguardar el despacho de la Comisión de Poderes. En consecuencia, el nombrado manifiesta que resultaría conveniente y oportuno aprovechar este cuarto intermedio para que el Gerente General (Jorge Andrés Strika) y los Presidentes de cada una de las Comisiones Internas del Consejo de Administración - Clemar Juan Garnero (de Atención a Asociadas y Relaciones), Oscar Juan Carreras (de Administración, Finanzas y Auditoría) y Juan Carlos Meia (de Producción Industrial y de Comercialización) - se ocupen de comentar ante los presentes diferentes aspectos relacionados, prioritariamente, con la situación y perspectivas del sector lácteo y sobre la labor cumplida en la Cooperativa en el período bajo análisis, lo cual se cumple con el consentimiento espontáneo de los delegados. Una vez concluída la información prevista para esta circunstancia y habiéndose tomado conocimiento que la Comisión de Poderes concluyó su cometido, siendo las nueve horas cuarenta minutos la Presidencia da por finalizado el cuarto intermedio, reanudándose entonces la asamblea. Por tanto, se concede el uso de la palabra al señor Elder Gastaldi - integrante de la antedicha Comisión - quien procede a leer el pertinente despacho, concebido en estos términos: "Sunchales, Setiembre 26, 2003. Señores Asambleístas: La Comisión de Poderes designada para realizar el control de todas las credenciales presentadas por los señores delegados ha finalizado su labor y, por ende, cumple en dirigirse a la Asamblea Ordinaria de Asociadas a SanCor Cooperativas Unidas Limitada del día de la fecha, para informar lo siguiente: Mediante las credenciales correspondientes - las que han sido visadas por quienes suscribimos el presente despacho - se encuentran participando del precitado acto institucional 56 cooperativas adheridas, representadas correctamente por 195 delegados. Por tanto, los mismos están habilitados en esta Asamblea con voz y voto. Sin otro particular, saludámosles muy atentamente. Firmado: Elder Gastaldi, Juan Carlos Raña, Mariano Argentino Astesana". Puesto a consideración, el documento enunciado es aprobado por unanimidad y sin observaciones. Por tanto, queda determinado que se encuentran habilitados para intervenir en esta asamblea ordinaria - con voz y voto - un total de 195 (ciento noventa y cinco) delegados. 2°.- **<u>Designación de dos (2) asambleístas para que aprueben y firmen el acta de la asamblea, juntamente con los señores Presidente y Secretario.</u>**- Puesto el punto a

consideración, se concede el uso de palabra a Raúl Juan Avila - de la cooperativa "Sunchales" N° 1 - quien mociona facultar a la Presidencia para que realice la pertinente proposición de las dos personas que, juntamente con Presidente y Secretario, tendrán a su cargo la firma del acta correspondiente. Apoyada dicha sugerencia por los restantes delegados actuantes en esta oportunidad, el señor Miguel Omar Altuna aconseja designar a los señores Clemar Juan Cravero y Vicente Carlos Bauducco - de las asociadas "Las Dos Provincias" N° 13 y "La Humbertina" N° 137 - lo cual resulta aprobado por unanimidad por la asamblea. 3°.- **Consideración de las sanciones a aplicar a las siguientes asociadas: Cooperativa Tambera Limitada "Unión Villa-Ana" N° 482 y "Cotam" Cooperativa Tambera Limitada N° 481. Ello, dado lo establecido por el Artículo 11° (inciso c) de nuestro Estatuto Social, según información y propuesta que en relación a cada una de las nombradas se anexa.-** A continuacion, la Presidencia tiene a su cargo una pormenorizada explicación de los motivos por los cuales el Consejo de Administración - en un todo de acuerdo a lo establecido en el Artículo 11° (inciso c) del estatuto social - dispuso en su momento suspender en sus derechos sociales a las asociadas Cooperativa Tambera Limitada "Unión Villa-Ana" N° 482 y "Cotam" Cooperativa Tambera Limitada N° 481, respectivamente, y como consecuencia de ello presentar los antecedentes de las mismas a esta asamblea, la que tendrá que resolver sobre el mantenimiento de la suspensión y plazo de la misma o la sanción de exclusión de las nombradas, aplicándoles una indemnización por un monto equivalente al ciento por ciento de su capital integrado, el que incluirá el ajuste de capital, si la asamblea resolviera su capitalización en el tratamiento del punto 5° del "orden del día". En relación al punto en análisis, con posterioridad a un intercambio de opiniones los delegados resuelven, por unanimidad, excluir a la Cooperativa Tambera Limitada "Unión Villa-Ana" N° 482 y a "Cotam" Cooperativa Tambera Limitada N° 481, dándolas de baja del respectivo registro de asociadas y aplicarles la indemnización prevista en el Artículo 11° (inciso c) del estatuto social de SanCor Cooperativas Unidas Limitada, por un importe equivalente al ciento por ciento de sus respectivos capitales integrados en esta entidad de segundo grado, incluyéndose el ajuste de capital, si la asamblea resolviera su capitalización. En consecuencia, las sanciones económicas a aplicar a estas cooperativas son las siguientes: "Unión Villa-Ana": $ 4.376.120,00; y "Cotam": $ 3.783.693,00. 4°.- **Consideración de la Memoria, Estados de Situación Patrimonial, de Resultados, y Cuadros Anexos, correspondientes al 63° ejercicio económico cerrado el 30 de junio de 2003. Informes de la Comisión Fiscalizadora y del Auditor.-** De inmediato, el señor Miguel Omar Altuna hace mención al presente punto del "orden del día", proponiendo que - debido a lo extenso de la documentación a analizar y teniendo en cuenta que la misma fue enviada a cada asociada con la debida anticipación y, a su vez, evaluada en las reuniones informativas zonales - los delegados desarrollen un tratamiento en general y que para su evaluación en particular se proceda únicamente a la lectura de los títulos y/o subtítulos contenidos en el material a considerar. Interpretando los mismos que resulta totalmente válida la posición de la Presidencia,

en forma unánime los asambleístas aceptan el procedimiento aconsejado, aprobándose en consecuencia en general toda la documentación referida a este punto. Memoria: Para desarrollar el análisis pertinente, el Secretario incursiona seguidamente en la lectura de los títulos y subtítulos contenidos en el escrito del epígrafe, poniéndolos a consideración de la asamblea. De esta manera, se fueron tratando cada uno de los asuntos contenidos en la "memoria", luego de lo cual el Presidente concluye expresando que - conforme al pronunciamiento surgido de los asambleístas - la misma resulta aprobada por unanimidad; en general y en particular. Estados Contables Ejercicio 2002/2003: Planilla de Datos Estadísticos (Apéndice I): Conforme a lo solicitado por la Presidencia, de inmediato los delegados manifiestan aprobar, por unanimidad, el contenido de la planilla del rubro. a.- Estados Contables Consolidados: Seguidamente se pasa a considerar el Estado de Situación Patrimonial Consolidado (Activo y Pasivo), el Estado de Resultados Consolidado, el Estado de Origen y Aplicación de Fondos (1) Consolidado, del ejercicio económico cerrado el 30 de junio de 2003 (todos comparativos con el período anterior), los que en definitiva se aprueban, unánimemente, como Apéndice II. Notas a los Estados Contables Consolidados (al 30 de junio de 2003, comparativas con el ejercicio anterior): 1. Bases de Preparación; 2. Entidades Objeto de la Consolidación; 3. Criterios de Valuación; 4. Integral Insumos S.C. - Cesión de Créditos; y 5. Notas correspondientes a los Estados Contables de SanCor Cooperativas Unidas Limitada Aplicables al Ente Consolidado (Apéndice II). Derivado del tratamiento efectuado por los delegados respecto a los conceptos y cifras contenidos en los ítems consignados precedentemente (1. al 5. inclusive), se resuelve extender aprobación unánime a los mismos. b.- Estados Contables: Se incursiona ahora en el análisis de: Estado de Situación Patrimonial (Activo y Pasivo), Estado de Resultados, Estado de Evolución del Patrimonio Cooperativo Neto y Estado de Origen y Aplicación de Fondos (1), todos correspondientes al ejercicio finalizado el 30/6/2003, comparativos con el lapso anterior. A este respecto, los asambleístas coinciden en dar aprobación a estos estados contables. Notas a los Estados Contables al 30 de junio de 2003, comparativas con el mismo período del ejercicio anterior: 1. Bases de Presentación (1.1. Reexpresión en moneda constante, y 1.2. Normas contables profesionales); 2. Criterios de Valuación (2.1. Disponibilidades, créditos y deudas, 2.2. Inversiones corrientes, 2.3. Bienes de cambio, 2.4. Inversiones no corrientes y otros pasivos por inversiones, 2.5. Bienes de uso, 2.6. Bienes inmateriales, 2.7. Cargos diferidos, 2.8. Otros activos, 2.9. Previsiones, 2.10. Cuentas del patrimonio cooperativo neto, y 2.11. Cuentas del estado de resultados); 3. Evolución de la Cuenta Ajuste del Capital; 4. Apertura de Colocaciones de Fondos, Créditos y Pasivos; 5. Bienes de Disponibilidad Restringida y Garantías Otorgadas; 6. Operaciones con Entidades Controladas y Vinculadas; 7. Restricción a la Distribución de Resultados del Ejercicio; 8. Otros Egresos Neto; 9. Obligaciones Negociables; 10. Préstamo de la International Finance Corporation; 11. Floating Rate Notes; 12. Integración de Capital Suscripto; y 13. Acontecimientos Económicos Significativos Recientes y Marcha de los Negocios en la Actual Crisis Económica.

Impuestos los delegados del contenido de las antedichas notas - comprendidas entre los puntos 1. al 13. inclusive - en forma unánime se aprueban las mismas. Evolución de los Bienes de Uso, por el ejercicio terminado el 30 de junio de 2003, comparativo con el ejercicio anterior (Anexo A): Luego de considerados los datos numéricos y conceptos de este cuadro, con la posición unánime de los asambleístas queda aprobado el mismo. Evolución de los Activos Intangibles, por el ejercicio concluido el 30/6/2003, comparativo con el anterior (Anexo B): Se resuelve, por unanimidad, aprobar este punto. Inversiones Bancarias, en Acciones, otros Valores Negociables y participación en otras Sociedades al 30 de junio de 2003, comparativo con el ejercicio anterior: Efectuado el análisis pertinente, los delegados se pronuncian unánimemente por la aprobación de este cuadro. Información sobre el Emisor (último balance - Anexo C): Este cuadro resulta aprobado por unanimidad. Evolución de las Previsiones, Reservas y Fondos por el ejercicio terminado el 30 de junio de 2003 (Anexo E): Al igual que los anteriores, el presente cuadro se aprueba en forma unánime. Costo de las Mercaderías Vendidas, por el ejercicio fenecido el 30/6/2003, comparativo con el período anterior (Anexo F): Tratado el mismo, los delegados se expiden por su aprobación, por unanimidad. Activos y Pasivos en Moneda Extranjera, al 30 de junio del año en curso, comparativo con el ejercicio 2001/2002 (Anexo G): En conocimiento del contenido de este cuadro, los delegados disponen aprobarlo por unanimidad. Compras y Gastos de Fabricación, Administración y Comercialización, por el ejercicio terminado el 30 de junio de 2003, comparativo con el anterior (Anexo H): Compenetrados los asambleístas de los términos y alcances de este cuadro, los mismos coinciden en aprobarlo en forma unánime. Informe del Auditor: Respondiendo a lo solicitado a tal fin por el Presidente, acto seguido el C.P. Gabriel S. Casella (integrante de la firma Pistrelli, Henry Martin y Asociados S.R.L. que tiene a su cargo la auditoría externa de SanCor Cooperativas Unidas Limitada) procede a leer el informe del epígrafe. Ese documento fue emitido en cumplimiento de las disposiciones emanadas de la Ley de Cooperativas N° 20337 y normas complementarias. Finalizada la lectura, esta asamblea resuelve ratificar por unanimidad, en todo su contenido, el mencionado informe. Informe de la Comisión Fiscalizadora - Ejercicio 2002-2003: Habilitado para ello por el titular del Consejo de Administración, seguidamente el Presidente de la Comisión Fiscalizadora - Síndico señor Ricieri Luis Paulón - procede a leer el informe producido por ese órgano de fiscalización, cumplimentándose así las disposiciones estatutarias y reglamentarias en vigencia en esta materia. Participados de esta manera del informe antedicho, los delegados presentes resuelven por unanimidad aprobar el mismo en todos sus términos. Reseña Informativa: (del ejercicio finalizado el 30 de junio de 2003, comparativa con cuatro ejercicios anteriores). 1) Actividades desarrolladas por la entidad; 2) Estructura Patrimonial Consolidada Comparativa (en pesos); 3) Estructura de Resultados Consolidada Comparativa (en pesos); 4) Datos Estadísticos (en unidades físicas); 5) Índices; 6) Perspectivas para el próximo ejercicio. Los delegados disponen darse por notificados de los términos y alcances de la precitada reseña. Se acuerda entonces que toda la

documentación considerada y aprobada en este punto 4° (Memoria y Balance 2002/2003) forma parte integrante de la presente acta al incorporarse como anexo de la misma, debidamente foliada, firmada y rubricada, abarcando desde el folio 2.057 hasta el folio 2.140, inclusive. **5°.- Consideración sobre el destino de la cuenta "Ajuste de Capital", según proyecto adjunto.-** En relación a este punto, el Presidente informa que, según lo establecido por las normativas del Instituto Nacional de Asociativismo y Economía Social (I.N.A.E.S.), se ha procedido a reflejar el efecto de los cambios en el poder adquisitivo de la moneda en los estados contables de la Cooperativa, correspondientes al ejercicio económico anual cerrado el 30 de junio de 2003. De la aplicación de la normativa pertinente - consigna el señor Miguel Omar Altuna - resulta la partida denominada "Ajuste de Capital", cuyo incremento imputable al ejercicio económico fenecido el 30/6/2003 asciende a la suma de $ 12.483.582,00 (pesos doce millones cuatrocientos ochenta y tres mil quinientos ochenta y dos), importe éste que puede ser capitalizado, total o parcialmente, por resolución de la asamblea de asociadas. En consecuencia, concluye manifestando el titular de la Presidencia, el Consejo de Administración propone ahora a los delegados autorizar la capitalización del ciento por ciento de la cuenta "Ajuste de Capital". Debidamente interiorizados de los comentarios aportados en esta circunstancia, los asambleístas coinciden en avalar la sugerencia presentada y, por ende, resuelven por unanimidad aprobar la capitalización del ciento por ciento de la mencionada partida; es decir: $ 12.483.582,00, con destino a su acreditación en la cuenta de Asociados Suscriptores. **6°.- Consideración de la renovación, por otro período de 12 (doce) meses, de la autorización otorgada al Consejo de Administración en el punto 6° de la Asamblea Ordinaria de fecha 27/9/2002, para la participación de SanCor Cooperativas Unidas Limitada en sociedades de capital. Se anexa Información.-** Respecto a este punto del "orden del día", una vez compenetrados los asambleístas de las explicaciones formuladas verbalmente por el Presidente, mediante un pronunciamiento unánime los nombrados disponen autorizar al Consejo de Administración para acordar la participación de nuestra Cooperativa en sociedades de capital, cuyo objeto social principal sea la industrialización, comercialización y/o distribución de productos alimenticios, con ámbito de actuación tanto en el mercado interno como externo, y del otorgamiento de facultades al precitado cuerpo directivo - por el término de doce (12) meses, a contar desde el día de hoy - para que defina todo lo concerniente a la oportunidad, tipo societario, capital social a integrar, valuación y aporte de activos, país en que se constituirá y demás aspectos necesarios para concretar las asociaciones respectivas. Sobre este particular, queda definido que el pertinente acuerdo tendrá que regirse por estas condiciones, a saber: a) Participación de al menos el cincuenta por ciento (50%) en el capital y la voluntad social; b) Conservar la propiedad de las marcas, pudiendo cederlas en alquiler o mediante el pago de royalties; c) Previo a la firma definitiva de la constitución de la respectiva sociedad, el Consejo de Administración de esta entidad de segundo grado tendrá que convocar a reunión a las cooperativas adheridas, para informar adecuadamente del tema a los representantes de las mismas.

7°.- **Consideración de los artículos 67° y 78° de la Ley 20337.**- De conformidad a cuanto ha venido ocurriendo en este sentido en las asambleas ordinarias anteriores, la Presidencia aclara que se incluye un punto en el "orden del día" para la consideración de los artículos 67° y 78° de la Ley de Cooperativas N° 20337. Es oportuno destacar, señala el señor Miguel Omar Altuna, que dichos artículos establecen que - mediante resolución asamblearia - puede ser retribuido el trabajo personal realizado por los Consejeros y Síndicos en el cumplimiento de la actividad institucional. A la vez y con carácter de recordatorio, el nombrado comenta que el 27/9/2002 se había aprobado, para el período 28/9/2002-26/9/2003, que la retribución por el concepto antedicho surja de lo siguiente: Que los valores establecidos en la asamblea del 28/9/2001 - que eran de $ 2.2000,00 mensuales para Presidente, Vicepresidente, Secretario y Tesorero del Consejo de Administración y para el Presidente de la Comisión Fiscalizadora; de $ 1.800,00, también por mes, para Prosecretario, Protesorero y Vocales Titulares del citado cuerpo directivo y para los restantes Síndicos Titulares del órgano de fiscalización; y de $ 60,00 por día para los Vocales Suplentes que participen de reuniones del antedicho órgano de dirección - sean ajustados mediante la aplicación de un coeficiente que resulte del cálculo a efectuar entre el valor promedio abonado por SanCor Cooperativas Unidas Limitada por la producción que mensualmente entreguen las entidades primarias adheridas y el que se liquidara en setiembre de 2001. Al respecto, agrega el Presidente, es necesario aclarar ahora que de la precitada resolución asamblearia y basados en el valor Categoría "A" (sin flete) que se fue fijando para la materia prima proveniente de las asociadas, surgieron como parámetros - en litros de leche - las siguientes cantidades, a saber: 15.166, por mes (para Presidente, Vicepresidente, Secretario y Tesorero y Presidente de la Comisión Fiscalizadora), 12.409 mensuales (para Prosecretario, Protesorero y Consejeros Titulares y Síndicos Titulares) y 414 por día para Consejeros Suplentes (para aquellos que, en cada momento e invitados al efecto, participen de las reuniones del Consejo de Administración). Interiorizados debidamente de la información que antecede, luego de un breve intercambio de opiniones y apoyando lo propuesto al efecto por Nilo Rogelio Paulón y Rodolfo Sosa - en su condición de delegados de las cooperativas "La Primera de Arrufó" N° 90 y "El Trabajo" N° 94 - los asambleístas concluyen, en forma unánime, en adoptar la siguiente resolución: Con vigencia para el período comprendido entre el 27 de setiembre de 2003 y el día de realización de la Asamblea Ordinaria de Asociadas de 2004, continuar aplicando - en concepto de retribuciones por la gestión institucional de los señores Presidente, Consejeros y Síndicos enunciados precedentemente - los importes que en cada momento surjan de computar las cantidades de litros mencionadas por la Presidencia; es decir: 15.166 (por mes), 12.409 (por mes) y 414 (por día) para Consejeros Suplentes, respectivamente, respetando para ello el valor de la leche Categoría "A" (sin flete). Asimismo, los delegados disponen ratificar las resoluciones adoptadas en anteriores asambleas, respecto a que esta entidad se hace cargo del mayor aporte previsional que les corresponda tributar como autónomos y de la mayor incidencia que le signifique a cada uno de ellos, en la liquidación del

impuesto a las ganancias, las retribuciones aprobadas en el presente punto. **8°.- Designación de una Junta Escrutadora para las elecciones de: a)- Cuatro Consejeros Titulares, para reemplazar a los miembros cuyos mandatos finalizan, señores Juan Carlos Meia, Clemar Juan Garnero, Miguel Ángel Cardinali y Alberto César Vázquez; b)- Doce Consejeros Suplentes, en cumplimiento de lo dispuesto por los Artículos 44° y 49° del Estatuto Social. En este caso puntual, un total de once (11) en sustitución de los señores Jorge Valeriano Baudino, Luis Francisco Beltramino, Adelmo Miguel Antonio Daghero, Rubén Darío Echavarri, Carlos Rubén Francisca, Italo Jorge Gastaldi, Alberto Raúl Linguetti, Walter Martino, Guillermo Miretti, Rubén Antonio Paulón y Luis María Pochettino, y uno (1) para cubrir la vacancia que se produjera en su momento al pasar el señor Eduardo Isaac Honorio Barcarolo a desempeñarse como Consejero Titular por la Zona N° 3; c)- Un miembro titular para integrar la Comisión Fiscalizadora, en lugar del señor Ricieri Luis Paulón, como consecuencia de concluir su mandato; y d)- Tres suplentes para la precitada Comisión, a raíz de finalizar como tales los señores Hugo Luis Dana, Raúl Juan Origlia y Clemar Lorenzo Miguel Scalerandi.**- Se pasa a tratar lo concerniente a la renovación parcial de autoridades de SanCor Cooperativas Unidas Limitada, en un todo de acuerdo a lo contemplado en este punto 8° del "orden del día". Sobre este particular, los asambleístas coinciden en facultar a la Presidencia para que proponga los seis delegados que deberán integrar la Junta Escrutadora que tendrá a su cargo el control del escrutinio correspondiente. Atento a esa decisión, el señor Miguel Omar Altuna procede a nombrar, para conformar la mencionada Junta, a Juan Carlos Illa, Rubén Lavalle, Jorge Castellina, Alejandro Rafael Finello, Jorge Luis Bersano y Aldo Michlig, quienes representan como tal, en el día de hoy, a las cooperativas adheridas "La Unión" N° 394, "Dos Hermanas de Serrano" N° 405, "Las Cañitas" N° 116, "La Cruz del Sur" N° 119, "La Argentina" N° 57, y "La Unión Ambrosetti" N° 76, respectivamente. Esto resulta aprobado por unanimidad por la asamblea. Seguidamente y previo al acto de votación, el Presidente del Consejo de Administración - señor Miguel Omar Altuna - destaca que, en cumplimiento a lo que determina la Resolución General N° 340/99 de la Comisión Nacional de Valores (modificatoria de la Resolución General N° 290), se hace necesario dejar perfectamente aclarado que todas las personas que en esta oportunidad se proponen como candidatos a Consejeros, para reemplazar a quienes hoy finalizan sus mandatos - tanto titulares como suplentes - revisten la condición de "independientes", según lo establecido por la aludida Resolución General. Frente a todo lo enunciado precedentemente y como ratificación de lo propuesto a tal fin por Jorge Castellina y Juan J. Spinaci - en ese orden en el uso de la palabra y en su condición de delegados de las cooperativas "Las Cañitas" N° 116 y "La Reserva" N° 313, respectivamente - los asambleístas resuelven, por unanimidad, que la elección de los candidatos para reemplazar a las personas cuyos mandatos finalizan se realice por votación, por "signos levantando la mano". En consecuencia, se cumple con dicho acto y, al finalizar el mismo, la Junta Escrutadora informa oficialmente - mediante el despacho

que suscriben sus integrantes - que la elección para la renovación parcial de autoridades de SanCor Cooperativas Unidas Limitada, para el período 2003/2004, arrojó el siguiente resultado, a saber: Para Miembros Titulares del Consejo de Administración: Rubén Darío Echavarri, Danilo Narciso Filippi, Carlos Rubén Francisca y Fernando Alberto Gioino: con 195 votos cada uno. Para Suplentes del Consejo de Administración: Jorge Valeriano Baudino, Alberto Ramón Berga, Horacio Marcelo Biancotti, Renée José Jorge Boaglio, Domingo José Camusso, Adelmo Miguel Antonio Daghero, José Alberto Falco, Adolfo Valentín Ferrero, Italo Jorge Gastaldi, Guillermo Miretti, Rubén Antonio Paulón y Víctor Hugo Tolosa: con 195 votos cada uno. Para Síndico Titular de la Comisión Fiscalizadora: Norberto José Racca, con 195 votos. Para Síndicos Suplentes: José Víctor Cerino, Egardo Miguel Pironello, y Tito José Moisés Travaglino: con 195 votos en cada caso. Por tanto, por unanimidad resultan electos y son proclamados por la Presidencia: Para el Consejo de Administración: I.- Miembros Titulares: Rubén Darío Echavarri, Danilo Narciso Filippi, Carlos Rubén Francisca y Fernando Alberto Gioino. II.- Miembros Suplentes: Jorge Valeriano Baudino, Alberto Ramón Berga, Horacio Marcelo Biancotti, Renée José Jorge Boaglio, Domingo José Camusso, Adelmo Miguel Antonio Daghero, José Alberto Falco, Adolfo Valentín Ferrero, Italo Jorge Gastaldi, Guillermo Miretti, Rubén Antonio Paulón y Víctor Hugo Tolosa. Comisión Fiscalizadora: a) Síndico Titular: Norberto José Racca. b) Síndicos Suplentes: José Víctor Cerino, Egardo Miguel Pironello y Tito José Moisés Travaglino. Seguidamente, la Presidencia manifiesta que - en razón de haberse tratado todos y cada uno de los puntos incluidos en el "orden del día" de la pertinente convocatoria - correspondería en consecuencia finalizar con esta asamblea. Frente a esa proposición, los delegados autorizan al señor Miguel Omar Altuna a dar por concluida esta asamblea ordinaria de asociadas a SanCor Cooperativas Unidas Limtada, cuyo trámite se cumple siendo las once horas cinco minutos.- Firmado: MIGUEL OMAR ALTUNA – Presidente; CLEMAR JUAN GARNERO – Secretario; CLEMAR JUAN CRAVERO y VICENTE CARLOS BAUDUCCO – Asambleístas.----

Es copia fiel de su original obrante en el libro de Actas de Asambleas número seis (6) de SanCor Cooperativas Unidas Limitada, abarcativo desde el folio N° 490 hasta el folio N° 500, inclusive.-

ARIEL ALDO SALERA
Secretario

MIGUEL OMAR ALTUNA
Presidente

SANCOR
COOPERATIVAS UNIDAS LTDA.
2322 - SUNCHALES - (Sta. Fe)

SanCor
Cooperativas Unidas Ltda.

ACTA NÚMERO 318

30 de setiembre de 2003

ACTA NÚMERO TRESCIENTOS DIECIOCHO: En la ciudad de Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los treinta días del mes de setiembre del año dos mil tres, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros de la Comisión Fiscalizadora, señor Ricieri Luis Paulón, C.P.N. Néstor Juan Garetto y C.P.N. José Luis Juan. Además, se encuentra presente el señor Norberto José Racca, quien en la Asamblea Ordinaria de Asociadas a SanCor Cooperativas Unidas Limitada celebrada el viernes veintiséis de setiembre actual resultara electo para integrar la Comisión Fiscalizadora como Síndico Titular. Siendo las dieciocho horas, se inicia la sesión con la finalidad de proceder a constituir formalmente la precitada Comisión Fiscalizadora para el período 2003/2004. **ACTA ANTERIOR**: Se lee y aprueba sin observaciones. **INCORPORACIÓN NUEVOS MIEMBROS COMISIÓN FISCALIZADORA**: A continuación, queda formalizado el acto de incorporación a esta Comisión Fiscalizadora - como nuevo integrante de la misma - del señor Norberto José Racca, quien asume en el carácter de Síndico Titular, en reemplazo del señor Ricieri Luis Paulón (por finalización de su período de gestión); paralelamente, se incorporan en el carácter de Suplentes los señores José Víctor Cerino y Egardo Miguel Pironello y el doctor Tito José Moisés Travaglino - también electos y proclamados por la Asamblea Ordinaria del 26/9/2003 - en sustitución de los señores Hugo Luis Dana, Raúl Juan Origlia y Clemar Lorenzo Miguel Scalerandi, que concluyeran en sus respectivos mandatos. En consecuencia, queda establecido que, a partir de la fecha, integran la Comisión Fiscalizadora de SanCor Cooperativas Unidas Limitada - en el carácter de Síndicos Titulares - el C.P.N. Néstor Juan Garetto, el C.P.N. José Luis Juan y el señor Norberto José Racca, en tanto que revestirán en la condición de Síndicos Suplentes los señores José Víctor Cerino y Egardo Miguel Pironello y el doctor Tito José Moisés Travaglino. **DESIGNACIÓN DE PRESIDENTE**: De conformidad a lo contemplado en tal sentido en el Artículo 69° del Estatuto Social de SanCor Cooperativas Unidas Limitada, corresponde ahora efectuar la designación del Síndico Titular que habrá de ejercer - durante el período 2003/2004 - en el carácter de Presidente de este órgano de fiscalización. Analizado el tema, por unanimidad los miembros titulares integrantes de esta Comisión Fiscalizadora resuelven designar - como Presidente de la misma - al C.P.N. Néstor Juan Garetto, quien acepta de conformidad. .... No habiendo más asuntos que tratar, se levanta la sesión siendo las dieciocho horas veinte minutos.- Firmado: RICIERI LUIS PAULÓN, NÉSTOR JUAN GARETTO, JOSÉ LUIS JUAN, NORBERTO JOSÉ RACCA.--

Esta copia es parte pertinente de su original obrante en el Libro de Actas de Reuniones de la Comisión Fiscalizadora N° 1 de SanCor Cooperativas Unidas Limitada.-

NÉSTOR JUAN GARETTO
Presidente
Comisión Fiscalizadora

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

SanCor
Cooperativas Unidas Ltda.

A C T A N Ú M E R O 2 5 7 6

30 de setiembre de 2003

En la ciudad de Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los treinta días del mes de setiembre del año dos mil tres, se reúnen en la sede central de SanCor Cooperativas Unidas Limitada el actual Presidente Miguel Omar Altuna (quien fuera electo por la Asamblea Ordinaria del día 27/9/2002 para que ejerza ese cargo por el período 2002/2005), el Secretario Clemar Juan Garnero, el Prosecretario Miguel Ángel Cardinali, el Tesorero Oscar Juan Carreras, el Protesorero Alberto César Vázquez, y los Vocales titulares Oclides Amatore Cardellino, Raúl Antonio Maranzana, Roberto Osvaldo Marchiaro, Ariel Aldo Salera, Eduardo Isaac Honorio Barcarolo, Juan Bautista Delbino y Alberto Eduardo Rossetti. Está ausente en esta sesión - en misión oficial de la Cooperativa - el Vicepresidente Juan Carlos Meia, quien viajó a la Capital Federal para asistir a la asamblea general ordinaria del Centro de la Industria Lechera. Además, se encuentran presentes - como miembros titulares de la Comisión Fiscalizadora - los señores Ricieri Luis Paulón, Néstor Juan Garetto y José Luis Juan. Todas las personas mencionadas dejan constancia de su asistencia firmando el registro respectivo. Siendo las dieciseis horas treinta minutos, el Presidente declara iniciada la sesión, pasándose a considerar el temario previsto para esta reunión. **ACTA ANTERIOR**: Por Secretaría se lee la misma y al someterse a consideración de los asistentes, esa acta es aprobada por unanimidad y sin observaciones. **DISTRIBUCIÓN DE CARGOS**: El Presidente manifiesta ahora que corresponde que se incorporen a la reunión quienes fueron electos en la Asamblea Ordinaria del 26/9/2003 para integrar - como miembros titulares - el Consejo de Administración, tratándose de las siguientes personas: Rubén Darío Echavarri, Danilo Narciso Filippi, Carlos Rubén Francisca y Fernando Alberto Gioino. De los doce suplentes elegidos en la antedicha asamblea, participan - especialmente invitados - los señores Renée José Jorge Boaglio, Adolfo Valentín Ferrero, Italo Jorge Gastaldi y Rubén Antonio Paulón. De inmediato se cumple con lo propuesto por el titular de la Presidencia, procediendo en consecuencia las aludidas personas a firmar la asistencia pertinente. Invitado a tal fin, se integra a la reunión el miembro titular de la Comisión Fiscalizadora, electo en la mencionada asamblea, señor Norberto José Racca. Al igual que los restantes, el nombrado también registra su firma. A continuación, quienes finalizan sus mandatos en el Consejo de Administración agradecen a los demás integrantes de dicho cuerpo directivo - al igual que al personal superior - toda la colaboración recibida durante su gestión; expresiones que son retribuidas por aquellos que continúan en sus mandatos, luego de lo cual los nombrados se retiran de la reunión. Seguidamente, el señor Miguel Omar Altuna manifiesta que - conforme lo establece el Artículo 50° del estatuto social - se deberá constituir ahora el nuevo Consejo de Administración para el período 2003/2004, para lo cual se tendrá que elegir, entre los doce miembros titulares, al Vicepresidente, Secretario, Prosecretario, Tesorero y Protesorero; los demás

actuarán como Vocales. El Presidente consulta sobre el procedimiento a adoptar para la correspondiente elección. ... Efectuadas entonces las correspondientes designaciones, el Consejo de Administración queda conformado, para el período 2003/2004, de la siguiente manera: Presidente: Miguel Omar Altuna. Vicepresidente: Oscar Juan Carreras. Secretario: Ariel Aldo Salera. Prosecretario: Roberto Osvaldo Marchiaro. Tesorero: Oclides Amatore Cardellino. Protesorero: Raúl Antonio Maranzana. Vocales Titulares: Eduardo Isaac Honorio Barcarolo, Juan Bautista Delbino, Alberto Eduardo Rossetti, Rubén Darío Echavarri, Danilo Narciso Filippi, Carlos Rubén Francisca y Fernando Alberto Gioino. Vocales Suplentes: Jorge Valeriano Baudino, Alberto Ramón Berga, Horacio Marcelo Biancotti, Renée José Jorge Boaglio, Domingo José Camusso, Adelmo Miguel Antonio Daghero, José Alberto Falco, Adolfo Valentín Ferrero, Italo Jorge Gastaldi, Guillermo Miretti, Rubén Antonio Paulón y Víctor Hugo Tolosa. Paralelamente, se deja constancia que en el momento de constituirse la Comisión Fiscalizadora, cuyo acto respectivo también se formalizará en la tarde de hoy, se incorporarán oficialmente a la misma las siguientes personas: como Síndico Titular Norberto José Racca y como Suplentes: José Víctor Cerino, Egardo Miguel Pironello y Tito José Moisés Travaglino. No habiendo más asuntos que tratar, se levanta la sesión siendo las diecisiete horas cuarenta minutos.------------------------

Esta copia es parte pertinente de su original obrante en el Libro de Actas de Reuniones del Consejo de Administración N° 1 de SanCor Cooperativas Unidas Limitada.-

ARIEL ALDO SALERA
Secretario

SANCOR
COOPERATIVAS UNIDAS LTDA.
2322 - SUNCHALES - (Sta. Fe)

MIGUEL OMAR ALTUNA
Presidente

ASIGNACIONES DE LOS INTEGRANTES DEL CONSEJO DE ADMINISTRACION Y COMISION FISCALIZADORA

Balance General al:	**30-06-03**
1. Afectadas al Estado de Resultados:	846.295
2. Monto final propuesto para la Asamblea:	846.295
Otras Informaciones para determinar Utilidad Computable	
3. Resultado del Ejercicio (neto de impuesto):	5.605.329
4. Más (Menos) Ajuste de Ejercicios Anteriores:	- 125.535.187
5. Menos Perdidas acumuladas al inicio del ejercicio:	- 237.682.636
6. Reserva Especial Art. 42 Ley 20337 (Resultado de "Operaciones con no Asociados" y "Otros Ingresos y Egresos (1)"):	- 12.995.113
Subtotal:	- 370.607.607
7. Más Asignaciones al Consejo de Administración:	846.295
8. Ganancia Computable - Total:	- 369.761.312
9. Proporción entre Ganancia Computable y remuneración (en %)	- 0,23 %
10. Proporción entre Ganancia Computable y dividendo (en %)	-----

(1) Incluye los Resultados de Inversiones Permanentes

"SanCor"
Cooperativas
Unidas Limitada
Administración Central
Tte. Gral. Richieri 15
2322 SUNCHALES (Sta. Fe)
Tel. 54-3493-428000 / 420101
Fax 54-3493-421158
Oficinas Buenos Aires
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1071 BUENOS AIRES
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Fax 54-11-4334-7357

Miguel Omar Altuna
Presidente

Comparación entre el Período de Doce Meses finalizado el 30 de junio de 2003 con el Período de Doce Meses finalizado el 30 de junio de 2002

Ventas Netas. *Las ventas netas de la Compañía durante el período de doce meses finalizado el 30 de junio de 2003 (el "Ejercicio 2002/2003") fueron de $ 931,9 millones, con una disminución del 22,3 % comparadas con la suma de $ 1.199,1 millones registrada en dicho rubro en el período de doce meses finalizado el 30 de junio de 2002 (el "Ejercicio 2001/2002"). Dicha reducción se debió principalmente a un menor volumen de colocaciones, tanto en el mercado interno como en el externo, y secundariamente a un menor nivel de los precios en moneda constante, también en ambos mercados.*

Costo de Ventas. *El costo de ventas bajó el 15,4 %, de $ 908,1 millones durante el Ejercicio 2001/2002 a $ 767,9 millones en el Ejercicio 2002/2003. La Compañía atribuye esta disminución al menor volumen de productos elaborados y comercializados, lo que provocó una desmejora en la absorción de los costos fijos neutralizando en parte la disminución. También se redujo el costo de la mano de obra, aunque en sentido contrario actuó la recuperación del valor de la materia prima leche, ambos en moneda constante.*

Gastos Comerciales, Administrativos y Otros Gastos no Ordinarios. *Los gastos por ventas decrecieron un 38,5 %, de $ 233,2 millones en el Ejercicio 2001/2002 a $ 143,4 millones en el Ejercicio 2002/2003; los gastos administrativos disminuyeron el 31,8 %, de $ 24,5 millones en el Ejercicio 2001/2002 a $ 16,7 millones en el Ejercicio 2002/2003. La disminución de los gastos por ventas tiene como causae principales a la disminución del volumen de ventas y a la menor actividad comunicacional. La disminución de los gastos administrativos se atribuye principalmente a la mejor utilización de la estructura disponible y a la evolución del rubro sueldos que fue inferior al incremento inflacionario. Los otros gastos no ordinarios del Ejercicio 2001/2002, fruto de una consideración especial del incremento en la incobrabilidad por la complejidad del mercado, no se repitieron en el Ejercicio 2002/2003.*

Resultados Financieros. *Durante el Ejercicio 2002/2003, el resultado financiero medido en términos reales fue de $ 64,9 millones positivo, mientras que en el Ejercicio 2001/2002 había sido de $ 297,2 millones negativo. Esta evolución fue consecuencia, básicamente, del efecto sobre el endeudamiento neto en moneda extranjera provocado por el comportamiento del tipo de cambio de la misma (creciente en 2001/2002 y decreciente en 2002/2003).*

Impuesto a los Débitos y Créditos Bancarios y Fondo Promoción Cooperativa: *Debido a la importancia que revisten los conceptos impositivos, la empresa desagrega en su cuadro de resultados los componentes tributarios más importantes. El primero de ellos ha repercutido directamente en nuestros Resultados Operativos en el Ejercicio 2002/2003 por un monto total de $ 7,8 millones, mientras que en el ejercicio 2001/2002 este mismo concepto representó $ 8,1 millones, reducción imputable al menor nivel de operaciones. Respecto al segundo concepto, la disminución del patrimonio de la compañía determinó que el mismo no resultara imponible, por lo que no se computan egresos imputables a este gravamen en el Ejercicio 2002/2003.*

Resultado Operativo. *El resultado operativo de la Compañía, fuertemente negativo en el Ejercicio 2001/2002, se transformó en un excedente de $ 61,0 millones en el Ejercicio 2002/2003. Este cambio es consecuencia del efecto conjunto de las variaciones producidas en los rubros de ingresos y costos operativos ya analizados.*

Otros Ingresos y Egresos Netos. *El resultado negativo de $ -56,7 millones en el Ejercicio 2001/2002 disminuyó levemente a $ -55,4 millones en el Ejercicio 2002/2003. Inciden para este comportamiento un menor nivel de pérdidas originadas por las Inversiones Permanentes en Sociedades Controladas y mayores egresos derivados de la necesidad de efectuar ajustes estructurales para adaptar la compañía a los nuevos niveles de actividad.*

Resultado Neto. *La Compañía declaró un resultado neto positivo de $ 5,6 millones para el Ejercicio 2002/2003, habiendo sido negativo en $ -363,2 millones en el Ejercicio 2001/2002. Esta evolución positiva fue consecuencia, fundamentalmente, de un comportamiento más equilibrado de los componentes netamente operativos (ventas, costos y gastos) y de la importante ganancia financiera derivada de la evolución del tipo de cambio de la moneda extranjera.*

Memoria y Balance

Ejercicio 2002 - 2003



SanCor Cooperativas Unidas Limitada

Memoria y Balance

Ejercicio 2002 - 2003

SanCor Cooperativas Unidas Limitada

DOMICILIOS

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ADMINISTRACIÓN CENTRAL:

SUNCHALES (SANTA FE)

CONSEJO DE ADMINISTRACIÓN

MIGUEL OMAR ALTUNA *Presidente*

JUAN CARLOS MEIA *Vicepresidente*

CLEMAR JUAN GARNERO *Secretario*

MIGUEL ANGEL CARDINALI *Prosecretario*

OSCAR JUAN CARRERAS *Tesorero*

ALBERTO CESAR VAZQUEZ *Protesorero*

OCLIDES AMATORE CARDELLINO *Vocal Titular*

RAÚL ANTONIO MARANZANA *Vocal Titular*

ROBERTO OSVALDO MARCHIARO *Vocal Titular*

ARIEL ALDO SALERA *Vocal Titular*

EDUARDO ISAAC HONORIO BARCAROLO *Vocal Titular*

JUAN BAUTISTA DELBINO *Vocal Titular*

ALBERTO EDUARDO ROSSETTI *Vocal Titular*

JORGE VALERIANO BAUDINO *Vocal Suplente*

LUIS FRANCISCO BELTRAMINO *Vocal Suplente*

ADELMO MIGUEL ANTONIO DAGHERO *Vocal Suplente*

RUBÉN DARÍO ECHAVARRI *Vocal Suplente*

CARLOS RUBÉN FRANCISCA *Vocal Suplente*

ÍTALO JORGE GASTALDI *Vocal Suplente*

ALBERTO RAÚL LINGUETTI *Vocal Suplente*

WALTER MARTINO *Vocal Suplente*

GUILLERMO MIRETTI *Vocal Suplente*

RUBÉN ANTONIO PAULÓN *Vocal Suplente*

LUIS MARÍA POCHETTINO *Vocal Suplente*

COMISIÓN FISCALIZADORA

RICIERI LUIS PAULÓN *Presidente*

NÉSTOR JUAN GARETTO *Síndico Titular*

JOSÉ LUIS JUAN *Síndico Titular*

HUGO LUIS DANA *Síndico Suplente*

RAÚL JUAN ORIGLIA *Síndico Suplente*

CLEMAR LORENZO MIGUEL SCALERANDI *Síndico Suplente*

CONVOCATORIA

SUNCHALES, 14 de agosto de 2003

A la Cooperativa de Tamberos:
De nuestra consideración:

Ref.: Convocatoria a Asamblea Ordinaria de Asociadas.

Nos dirigimos a esa estimada asociada, a los efectos de invitarla a la Asamblea Ordinaria que el Consejo de Administración de SanCor Cooperativas Unidas Limitada convoca para el **viernes 26 de setiembre de 2003, a la hora 8**, en su Casa Central ubicada en calle Teniente General Richieri N° 15 de la ciudad de Sunchales (Santa Fe), para tratar el siguiente:

ORDEN DEL DÍA

1°- Comisión de Poderes.

2°- Designación de dos (2) asambleístas para que aprueben y firmen el acta de la Asamblea, juntamente con los señores Presidente y Secretario.

3°- Consideración de las sanciones a aplicar a las siguientes asociadas: Cooperativa Tambera Limitada «Unión Villa-Ana» N° 482 y «Cotam» Cooperativa Tambera Limitada N° 481. Ello, dado lo establecido por el Artículo 11° (inciso c) de nuestro Estatuto Social, según información y propuesta que en relación a cada una de las nombradas se anexa.

4°- Consideración de la Memoria, Estados de Situación Patrimonial, de Resultados, y Cuadros Anexos, correspondientes al 63° ejercicio económico cerrado el 30 de junio de 2003. Informes de la Comisión Fiscalizadora y del Auditor.

5°- Consideración sobre el destino de la cuenta «Ajuste de Capital», según proyecto adjunto.

6°- Consideración de la renovación, por otro período de 12 (doce) meses, de la autorización otorgada al Consejo de Administración en el punto 6° de la Asamblea Ordinaria de fecha 27/9/2002, para la participación de SanCor Cooperativas Unidas Limitada en sociedades de capital. Se anexa información.

7°- Consideración de los artículos 67° y 78° de la Ley 20337.

8°- Designación de una Junta Escrutadora para las elecciones de: a)- Cuatro Consejeros Titulares, para reemplazar a los miembros cuyos mandatos finalizan, señores JUAN CARLOS MEIA, CLEMAR JUAN GARNERO, MIGUEL ÁNGEL CARDINALI y ALBERTO CÉSAR VÁZQUEZ; b)- Doce Consejeros Suplentes, en cumplimiento de lo dispuesto por los Artículos 44° y 49° del Estatuto Social. En este caso puntual, un total de once (11) en sustitución de los señores JORGE VALERIANO BAUDINO, LUIS FRANCISCO BELTRAMINO, ADELMO MIGUEL ANTONIO DAGHERO, RUBÉN DARÍO ECHAVARRI, CARLOS RUBÉN FRANCISCA, ITALO JORGE GASTALDI, ALBERTO RAÚL LINGUETTI, WALTER MARTINO,

GUILLERMO MIRETTI, RUBÉN ANTONIO PAULÓN y LUIS MARÍA POCHETTINO, y uno (1) para cubrir la vacancia que se produjera en su momento al pasar el señor EDUARDO ISAAC HONORIO BARCAROLO a desempeñarse como Consejero Titular por la Zona N° 3; c)- Un miembro titular para integrar la Comisión Fiscalizadora, en lugar del señor RICIERI LUIS PAULÓN, como consecuencia de concluir su mandato; y d)- Tres suplentes para la precitada Comisión, a raíz de finalizar como tales los señores HUGO LUIS DANA, RAÚL JUAN ORIGLIA y CLEMAR LORENZO MIGUEL SCALERANDI.

Saludámosles atentamente.

CLEMAR JUAN GARNERO
Secretario

MIGUEL OMAR ALTUNA
Presidente

Artículo 31°: Las asambleas se realizarán válidamente, sea cual fuere el número de asistentes, una hora después de la fijada en la Convocatoria, si antes no se hubiere reunido la mitad más uno de los delegados que representan a las cooperativas asociadas.

NOTA: Por separado, remitiremos a cada cooperativa adherida la Memoria, Balance y demás Anexos relacionados con el «orden del día». No obstante, en su momento dicha documentación también se encontrará disponible en la Administración Central Sunchales y/o en cada una de nuestras Unidades Operacionales Industriales, según lo dispuesto por el Artículo 24° del Estatuto.

Memoria

Ejercicio 2002 - 2003

SanCor Cooperativas Unidas Limitada

A las Cooperativas Asociadas:

De conformidad con las disposiciones vigentes, sometemos a vuestra consideración la presente Memoria, Estado de Situación Patrimonial y Resultados, correspondientes al ejercicio económico comprendido entre el 1 de julio de 2002 y el 30 de junio de 2003.

SITUACIÓN Y PERSPECTIVAS DEL SECTOR LÁCTEO

Durante el ejercicio 2002-2003 el sector lechero argentino atravesó una etapa muy difícil, sujeto a la interacción de fuerzas de distinto signo, que configuraron un panorama de permanentes cambios y con señales confusas. Cabe recordar que el sector venía de una crisis iniciada en los años 1998 y 1999, cuando el exceso de oferta se enfrentó a una fuerte depresión de la demanda, tanto interna como externa, que se tradujo en una caída de los precios al consumidor, en salida de fábrica y de la materia prima. Esto último, trajo como consecuencia la disminución de la producción de leche en el año 2000, y nuevamente en 2001.

A partir de 2002, la situación sectorial tomó un nuevo y profundo giro, producto de la devaluación que siguió a la salida de la convertibilidad, y que -sintéticamente- produjo tres efectos sobre la lechería argentina.

En primer lugar, la reducción del nivel de ingresos provocó una notable disminución en el consumo de productos lácteos, que llegó a unos 170-180 litros de equivalente-leche por persona y por año.

En segundo lugar, la devaluación compensó la caída de la demanda interna, agilizando las exportaciones -a pesar de que el precio internacional se encontraba en sus mínimos históricos-, lo que permitió atenuar los efectos de una de las más largas crisis que se recuerdan.

Finalmente, la devaluación provocó también un aumento de la rentabilidad relativa de la agricultura (en particular, de la soja) respecto de la lechería, y ello aceleró la caída de la producción de leche que, según cifras oficiales preliminares, fue del 14,4 % en el año 2002.

A medida que transcurría el ejercicio, se fue apreciando el peso frente al dólar y ello produjo una atenuación del sesgo exportador, por lo que a mediados del corriente año las ventas externas se redujeron a niveles mínimos. Obviamente, ello no solo se debe a la apreciación de nuestra moneda nacional, sino también a la escasez de oferta, producto de la continua caída de la producción. Sobre este asunto, debemos notar que si bien los precios de la leche se han recuperado notablemente, tanto en términos absolutos como relativos, la rentabilidad comparativa de la soja y el efecto de las inundaciones en la provincia de Santa Fe, produjeron una nueva caída de la producción primaria durante el primer semestre de 2003, y se espera que este año termine con una nueva reducción en la producción nacional, del orden del 3-5 %.

Las perspectivas para el próximo ejercicio aún no son del todo claras. Si bien hay coincidencias en el sentido de que lo peor de la crisis ya ha pasado y que el sector eventualmente podrá volver a crecer, no hay una opinión uniforme respecto de la magnitud y la rapidez de la recuperación.

Por el lado de la exportación, si bien el precio internacional está bien por encima del registrado hace un año atrás, aún se encuentra lejos de los máximos históricos, lo que unido a la relativa apreciación del peso, hace cada vez menos atractiva la exportación. Respecto de la demanda interna, y aunque se pronostica un buen crecimiento de la economía nacional (un 5,5 % según las últimas estimaciones oficiales), el incremento del precio relativo de los productos lácteos frente a otros alimentos y el alto nivel de desempleo generan un escenario de -en el mejor de los casos- lento crecimiento del consumo interno.

Frente a este incierto panorama que ofrecen los mercados interno y externo, tampoco está muy clara la evolución de la producción de leche. Si bien el precio relativo respecto de otras actividades ha mejorado mucho en los últimos 12 meses, y la rentabilidad por hectárea del tambo hoy es mayor que la de la soja, este cultivo aún ofrece retornos muy interesantes por unidad de capital invertido, y con muy bajos requerimientos de uso de mano de obra.

Por todo esto, las proyecciones para la producción de materia prima en lo que resta del año y en 2004 son bastante dispares, y se profundizan más aún en el análisis de mediano y largo plazo.

En este contexto, no se puede obviar la situación institucional del sector lechero, que puede experimentar cambios de consideración, producto de varias iniciativas en marcha. En primer lugar, es de esperar que un renovado interés del gobierno por el control de la marginalidad permita reducir la competencia desleal que un grupo cada vez más numeroso de empresas realiza en el mercado interno. Adicionalmente, tendremos que seguir de cerca la evolución de las negociaciones para un nuevo marco de ordenamiento lechero, que podría llegar a cristalizar a partir del ámbito conformado en la Mesa Nacional de Política Lechera.

LABOR DE LA EMPRESA

Las condiciones en que nuestra cooperativa ha tenido que operar durante el ejercicio 2002-2003 han sido -a nadie escapa- de un elevado nivel de complejidad, y de gran incertidumbre, debido a los cambios institucionales ocurridos durante este ejercicio en el país.

Dentro de ese contexto, la empresa logró el consenso para tomar las decisiones políticas necesarias para implementar cambios estructurales y definió una estrategia empresarial consistente, sustentada en la visión de los mercados nacional -caracterizado por una alarmante marginalidad-, e internacional así como en la situación actual de la cooperativa. Los ejes de la misma son bien precisos: el crecimiento de la producción de materia prima, el aumento de ingresos y la reducción de los costos generales, que constituyen tres objetivos imprescindibles para la viabilidad en el largo plazo.

En relación con el primero de dichos ejes, la cooperativa ha puesto en marcha una política de incentivo al crecimiento horizontal y vertical de la producción de leche, que se ha traducido en importantes beneficios para los productores asociados. Esto ha repercutido directamente en los precios pagados por la materia prima, que se encuentran en niveles similares a los ofrecidos en el mercado formal.

En este mismo sentido, se instrumentaron créditos para la compra de suplementos alimentarios de los rodeos lecheros, fundamentales para provocar un incremento de la producción.

Para dar cumplimiento al objetivo de reducir costos, se continuó con la adecuación de las estructuras de la empresa, fundamentalmente, en el área comercial, buscando nuevas alternativas que permitieran adaptarnos a las necesidades actuales sin descuidar los aspectos sociales involucrados.

Este proceso contempló también la conformación de equipos de analistas de negocios y de apoyo a la gestión financiera así como la redefinición de los sistemas de información para la toma de decisiones. Asimismo, se actuó con una estricta actitud racional en la asignación de recursos y en los planes de inversión, en los que se dio prioridad al mantenimiento operativo mínimo.

La definición del tercer objetivo nos llevó a desarrollar negociaciones para mejorar las condiciones del endeudamiento estructural de la cooperativa, así como a buscar nuevas alternativas de financiamiento para capital de trabajo.

Otra importante señal dada por la empresa en este ejercicio sobre la dirección que ha emprendido fue el accionar en lo referente al mercado interno. Planes de marketing específicos, destinados a aumentar nuestra participación en el mismo -especialmente en los rubros más rentables- y con una mayor orientación hacia las demandas de los consumidores, son parte del nuevo planeamiento comercial, que también comprende adecuaciones en los canales logísticos y de distribución.

Por otro lado, en el segundo semestre del ejercicio analizado, cuando el tipo de cambio de nuestra moneda comenzó a descender y puso de manifiesto la debilidad de una estrategia comercial basada casi exclusivamente en el mercado externo, debimos revisar y modificar nuestros programas de ventas, respondiendo en forma rápida y efectiva a la nueva realidad.

Todas estas decisiones fueron fruto de una serie de evidencias, acumuladas a lo largo de los últimos años, sobre la necesidad de realizar cambios impostergables, y que en el ejercicio 2002-2003 se tradujeron finalmente en acciones concretas.

Así, a partir del convencimiento compartido por todos los integrantes de la cooperativa respecto de la importancia de contar con una estrategia de crecimiento sólida, construida de manera participativa y sobre bases firmes, SanCor inició un camino que seguramente presentará dificultades, no exentas de cierto nivel de riesgo, pero que serán aceptadas como parte del desafío que significa ser la cooperativa láctea más importante de América latina.

ATENCIÓN A ASOCIADAS

Entre las diversas funciones que cumplió este sector en el ejercicio analizado, se ha destacado el mantenimiento de una comunicación constante con las cooperativas adheridas. En este sentido, se han multiplicado las reuniones con asociadas en las diferentes zonas comarcales y se visitaron varias regiones, especialmente, para acompañar a los productores tamberos afectados por situaciones climáticas adversas.

En relación con la materia prima recibida, en el ejercicio se mantuvieron los niveles de calidad bacteriológica y composicional. Se incrementaron los tambos que configuran el Sistema de Aseguramiento de la Calidad con leche «Plus», así como también aquellos que utilizan el permeado de suero generado por la planta de producción de ingredientes derivados del suero de queso.

Respecto de los volúmenes de materia prima, el nivel de producción promedio recibido fue de 3.165.000 litros diarios. A lo largo de todo este ejercicio, se han aplicado permanentes incentivos tendientes a estimular el crecimiento de los tambos. Así, a partir de marzo, se ofreció una línea de crédito para la compra de concentrados.

Los bajos precios internacionales observados en el inicio del ejercicio y la perspectiva de una mejora sustancial en los mismos nos llevó a diseñar una política de constitución de stock a riesgo, que permitió compartir con quienes la utilizaron los resultados de este negocio.

Un proceso en permanente perfeccionamiento es el relacionado con el abastecimiento de materia prima. Las estrategias puestas en práctica entre la empresa y las cooperativas para dinamizar el proceso de recolección han permitido realizar importantes ajustes en materia de fletes y un mejor aprovechamiento de las flotas de unidades.

Fruto de un seguimiento constante en este rubro, SanCor ha homologado oficialmente el funcionamiento de tres equipos de origen nacional, con prestaciones similares a las de equipos importados y con software de transferencia de datos propio. Esta tecnología para medición en el nivel de los tambos, que varias cooperativas asociadas han adquirido, contribuye a la transparencia del proceso de recolección y tiene un monitoreo permanente por parte de Atención a Asociadas.

Acompañando el quehacer diario de los productores, los técnicos del sector intensificaron las visitas a los tambos, que se continuarán en el próximo ejercicio.

También las cooperativas recibieron permanente apoyo desde este sector, a través del asesoramiento -cabe destacar las jornadas de actualización para encargados administrativos- y el control, con el fin de lograr entidades eficaces al servicio de sus productores asociados.

POLÍTICA DE OPERACIONES INDUSTRIALES

Este ejercicio marcó el inicio formal de la integración de las actividades logísticas al accionar industrial -alcanzando al Centro de Distribución de Acceso Norte-, lo cual trajo aparejado un ordenamiento de la cadena de abastecimiento de productos. Esto significó una mayor sinergia entre la planificación de la producción, la gestión de stocks y la distribución, que en los últimos meses tuvo como marco el trabajo conjunto con la planificación comercial y los analistas de negocios.

El impacto de priorizar las operaciones en el nivel transaccional empieza a generar un cambio en las modalidades de trabajo en las distintas unidades, así como en la asistencia técnica y la organización global del área de trabajo.

El esfuerzo de coordinación y de asimilación de objetivos comunes insumió -y seguirá insumiendo, por un tiempo- mucha energía. La labor integrada de Desarrollo e Ingeniería, Procesos, Mantenimiento y Servicios, Calidad, Gestión de la Producción y Logística, y Performance Industrial con otras unidades de la empresa permitió avanzar en la reducción de costos, lo que requirió un importante esfuerzo y adaptar las producciones a las demandas del mercado, especialmente hacia el fin del ejercicio, con el cambio de rumbo -nuevamente- al consumo doméstico.

Los resultados satisfactorios del empleo de alternativas en medios logísticos permite estimar que se producirán ahorros en este campo. Asimismo, el intercambio con otras empresas deriva en mejoras de los costos y las prácticas operacionales.

La acción mancomunada con el área de trabajo comercial generó un ambicioso proyecto que se ha iniciado en forma satisfactoria: la transformación de las expediciones de algunas de las sucursales de venta a través de la concentración y/o de un servicio de línea.

La definición de una estrategia de marketing implica al personal técnico de Investigación y Desarrollo e Ingeniería y Procesos desempeñar un rol clave.
Las capacidades humanas y tecnológicas insertas en nuestras unidades industriales son un fecundo campo de trabajo para proseguir con la optimización acorde con las estrategias de negocio.

En el próximo ejercicio, con el objetivo de focalizar las operaciones industriales y optimizar la planificación y el servicio logístico, se continuará con la adecuación de las estructuras y los servicios industriales, la reducción de los costos de producción y logísticos, la consolidación de la cadena de abastecimiento y el mínimo stock planificado.

POLÍTICA COMERCIAL

MERCADO INTERNO

Durante el ejercicio económico analizado, continuaron consolidándose las tendencias observadas en la segunda mitad del anterior.

Si bien la demanda se mantuvo deprimida, la sensible disminución de la producción de leche permitió mantener una política más estable de precios de venta, a punto tal que la curva de precios mostró una escasa depresión en el período primavera-verano que contrastó favorablemente con lo ocurrido históricamente. Ello posibilitó también una orientación selectiva a los negocios de mejor contribución, tanto mediante el mix de productos

como de marcas, permitiendo asimismo revisar y ajustar condiciones con clientes importantes y corregir y conducir la participación de los distintos canales.

No podemos omitir señalar que, en este contexto inusual de baja oferta, se incrementó la aparición de nuevos competidores -formales e informales-, especialmente en quesos, leche refrigerada y/o cruda, en sachet y dulce de leche.

También es importante destacar el avance del comercio de proximidad sobre el supermercadismo. Sustentado en la casi nula recomposición del poder adquisitivo, el consumidor continuó consolidando sus nuevos hábitos de compra, reemplazando las grandes compras unitarias en el supermercado por la compra diaria y/o semanal en los negocios de proximidad. A pesar de las fuertes acciones de recuperación de clientes llevadas a cabo por el supermercadismo durante el primer semestre de 2003, el balance del ejercicio favoreció a aquellos.

En tal contexto, la situación particular de cada canal de comercialización fue la siguiente:

Concesionarios
Se concretó la mayor parte del plan de integración de zonas y sucursales de venta encarado en el ejercicio anterior. Asimismo, se completó la depuración y reestructuración de este canal, fuertemente afectado en el ejercicio pasado por la recesión del consumo, el avance del supermercadismo y el aumento de sus quebrantos.

La recuperación del comercio de proximidad favoreció la gestión de nuestros concesionarios, canal que vuelve a adquirir mayor importancia en el nuevo escenario.

Supermercados
La gestión del supermercadismo estuvo afectada por hechos y circunstancias que provocaron constantes ajustes en sus políticas de comercialización durante el desarrollo del ejercicio, que, en orden cronológico, fueron los siguientes:

- Fuertes aumentos de precios en lácteos y, consecuentemente, reducción del surtido en góndolas.
- Caída de ventas en hiper y supermercados como consecuencia del traslado de consumidores a los negocios de proximidad. Algunas de las cadenas se vieron notablemente favorecidas por esta circunstancia.
- Reacción del supermercadismo durante el primer semestre de 2003, a través del cambio en la modalidad de sus ofertas, con descuentos significativos sobre las compras de fin de semana que les permiten recuperar, en parte, los volúmenes perdidos. Esta práctica generalizada provocó una baja de precios y la reaparición de las segundas y terceras marcas junto con la normalización del abastecimiento de productos.

Nuestra gestión acompañó estas variaciones y alcanzó resultados satisfactorios en la recuperación de volúmenes y rentabilidad. La relación con el canal fue fluida y consistente, tanto para las líneas y marcas nacionales como en el abastecimiento de marcas «propias» y «exclusivas».

Mayoristas
En correlato con lo manifestado para el canal concesionarios, la recuperación del negocio de proximidad fortaleció también la participación de este canal en su abastecimiento. En tal sentido, continuó la expansión hacia el interior del país de las cadenas tradicionales y, alentadas por su éxito, también hicieron su aparición pequeños mayoristas regionales.

Nuestra participación en el canal -principalmente, a través de la marca Chelita- fue impor-

tante y con precios estables hasta el primer trimestre de 2003, cuando se intensificó la aparición de segundas y terceras marcas de muy bajo precio y poca capacidad de distribución, lo cual provocó cierta retracción en la demanda de nuestros productos.

Licitaciones

Debido a la crítica situación social, las compras de organismos estatales y provinciales se vieron fuertemente impulsadas durante el ejercicio. Nuestra participación fue significativa en el abastecimiento de leche en polvo y fluida, alcanzando una importante recuperación respecto del ejercicio anterior.

Ventas industriales

Como consecuencia de los conocidos cambios en el contexto económico ocurridos a partir de la salida de la convertibilidad, el fortalecimiento de las compras en el mercado interno y los precios marcaron una importante recuperación. Desde nuestra gestión, pusimos en marcha una acción más proactiva en la consecución de nuevos negocios y en la recuperación de negocios perdidos, con resultados satisfactorios en el primer semestre del ejercicio. La falta de disponibilidad de productos, debida a la escasez de materia prima en los comienzos del segundo semestre del ejercicio, nos impuso una estrategia de precios más elevados y provocó la selección de los negocios más rentables. Al cierre de este ejercicio y con un mejor abastecimiento, las condiciones comenzaron lentamente a revertirse y, con ellas, nuestra capacidad competitiva.


VENTAS
Mercado externo
Mercado interno
Porcentaje
80
70
60
50
40
30
20
10
0
24,0%
76,0%
25,3%
74,7%
Ejercicio 2001-2002
Ejercicio 2002-2003

NEGOCIOS INTERNACIONALES

El ejercicio 2002-2003 estuvo determinado por dos hechos fundamentales, que marcaron dos períodos bien definidos.

En el primer semestre del ejercicio, el mercado internacional de productos lácteos estuvo signado por los precios más bajos de la historia. En ese marco, SanCor realizó negocios a valores que, comparados con los de ejercicios anteriores, son sensiblemente más bajos.

El segundo hecho significativo, en el último semestre, fue la falta de disponibilidad de materia prima. El no contar con suficiente mercadería para afrontar los negocios internacionales nos llevó a reestructurar y reprogramar las operaciones cerradas en el primer semestre, en un marco de recepción de leche totalmente distinto y con precios sumamente deprimidos.

También debemos resaltar la volatilidad del tipo de cambio. A principios del ejercicio, el dólar estadounidense rozaba los cuatro pesos, factor que alentó a toda la industria láctea argentina a volcarse hacia las exportaciones, a pesar de los bajos precios del mercado internacional. La confluencia de los grandes excedentes de materia prima de nuestra lechería en ese momento, y el aumento de ofertas por parte de nuestro país, tanto en cantidad como en variedad, jugaron negativamente con la optimización de los negocios.

En lo que respecta a los distintos mercados, se continuó con el desarrollo de los distribuidores de Chile, Paraguay, Perú, Bolivia, Brasil y México. En el segundo semestre del ejercicio, hemos realizado importantes esfuerzos -que también hemos solicitado a los clientes- para superar la crisis de producción y sostener un abastecimiento mínimo de mantenimiento de mercado.

En lo que concierne a SanCor do Brasil, se produjo una importante reestructuración.

Continuamos avanzando en el negocio de la comercialización en Latinoamérica de los productos de alimentación infantil junto con Laboratorios Bagó S.A.; así, comenzamos a operar en Perú y Uruguay. Cabe destacar el desempeño de los productos en Paraguay, donde con apenas dos años de ventas se han alcanzado los primeros lugares de participación de mercado.

El convenio celebrado en octubre, en el que SanCor había estado trabajando fuertemente en los últimos 18 meses, posibilitó la venta de leche en polvo entera fortificada con hierro, vitaminas y minerales a Liconsa S.A. de C.V. Gracias a la labor conjunta entre nuestra empresa y el Ministerio de Relaciones Exteriores, Comercio Internacional y Culto, hemos conseguido registrarnos como proveedores ante la empresa estatal mexicana y suscribimos un acuerdo de comercialización que establece el marco en el que se concretarán los negocios.

Con respecto a los Estados Unidos, destacamos que en el ejercicio analizado hemos utilizado en un 100 % las cuotas disponibles por parte de SanCor Dairy Corporation e incluso hemos hecho participar a nuestra subsidiaria en dicho país en la reasignación de cuotas extra por parte del Departamento de Agricultura estadounidense. Ello nos ha posibilitado realizar negocios adicionales antes del fin de 2002.

Paralelamente, es importante destacar que debido a que SanCor manifestó oportunamente el deseo de realizar negocios adicionales en quesos de pasta dura en este mercado, debimos recurrir a la elaboración de queso Goya que ingresa a los Estados Unidos sin cuota. Este hecho, si bien permitió alcanzar un mayor volumen de ventas, redujo la rentabilidad del rubro debido al precio de este último producto en el mercado norteamericano.



EXPORTACIONES
Millones de US$
140
120
100
80
60
40
20
0
Ej. 1999-2000
Ej. 2000-2001
Ej. 2001-2002
Ej. 2002-2003

Es muy importante también mencionar la continuidad de los desarrollos de venta de leche en polvo entera en estuches en el mercado africano, principalmente en Argelia. Las ventas en ese país alcanzaron un nivel récord, en el marco de una estrategia comercial de varias aristas desarrollada especialmente para este mercado y para las ex colonias francesas (Magreb).

En igual nivel de relevancia se encuentran las operaciones en Medio Oriente. Se destacan las ventas realizadas a Jordania, Omán, Arabia Saudita y Líbano. Hemos desarrollado fuertemente las ventas en esta área geográfica, donde hemos encontrado muy buen potencial de negocios para los rubros de leche en polvo y manteca, fundamentalmente.

PLANEAMIENTO E INICIATIVAS ESTRATÉGICAS

En el presente ejercicio, se asumió la dependencia de las funciones de Marketing, Gestión de Recursos Humanos y Legales y Tributarias, comenzando una reestructuración y reorientación de la función de marketing, que se consolidará en el ejercicio 2003-2004.

En materia de gestión de Recursos Humanos, además de la adecuación de la estructura de la cooperativa, necesaria ante la importante caída del nivel de actividad, comenzamos hacia fines de este ejercicio un plan de optimización del desempeño del personal, con el objetivo de maximizar la contribución al logro de los resultados buscados, tarea que implementaremos en el nuevo ejercicio.

Las necesidades a las que nos vimos sometidos como empresa, han llevado a la creación de un proceso de análisis de negocios que nos permitió focalizarnos en la generación de contribución marginal por litro de leche, como el indicador clave en la asignación de materia prima a los negocios disponibles.

Como responsables del planeamiento, coordinamos tareas de planificación y ejecución con el resto de las áreas, planteándonos metas concretas que nos permitieron sortear una etapa cargada de dificultades.

En el presente ejercicio también se participó en el análisis de nuevos negocios o emprendimientos conjuntos, bajo la óptica de mejorar la generación de valor de los negocios de la cooperativa.

Para el ejercicio 2003-2004, hemos completado un planeamiento operacional que, aprobado por el Consejo de Administración, constituye la guía de las acciones para ese ejercicio.

MARKETING

La disponibilidad limitada de materia prima -sin dudas, el principal obstáculo del ejercicio-, provocó la priorización de productos y dificultades para abastecer totalmente la demanda de segundas marcas.

Ante la persistencia de la situación económica de la población, que, en general, mantiene un bajo poder adquisitivo, se produjeron modificaciones en la política de marketing, con el fin de dar respuesta efectiva a las nuevas características del mercado.

La fortaleza de nuestra marca y la calidad reconocida de nuestros productos fueron los pilares básicos sobre los cuales se desarrollaron acciones orientadas a satisfacer al consumidor actual.

En el ejercicio, también retomamos la comunicación de nuestra primera marca, situación que proyectamos mantener para el venidero ejercicio.

La reestructuración y redefinición de la función -base de la estrategia de la cooperativa-, iniciada en el presente ejercicio económico, se completará en el ejercicio 2003-2004.



VENTAS POR LINEAS DE PRODUCTOS
Porcentajes
32
28
24
20
16
12
8
4
0
28,4%
25,4%
24,5%
7,3%
4,5%
4,4%
2,3%
3,2%
Quesos
Leche fluida
Leche en polvo
Manteca
Yogur
Crema
Dulce de leche
Otros

En relación con el comportamiento de las principales líneas de productos, esta fue la situación de cada una en el ejercicio cerrado:

Quesos
El consumo de esta categoría disminuyó en el presente ejercicio. SanCor mantuvo su participación en volumen de la primera marca, a pesar de la crisis vivida en nuestro país, la caída del poder adquisitivo y el incremento de la venta marginal en este segmento.

Este logro fue posible gracias al esfuerzo en ofrecer la misma calidad y al ajuste de las presentaciones y variedades a la nueva realidad. Se renovaron algunas presentaciones, adaptando gramajes y envases a las actuales demandas, y se realizaron acciones de promoción en el punto de venta.

Leche en Polvo
En esta categoría el consumo creció en la primera parte del ejercicio, marcando una tendencia a la baja en su segunda mitad. SanCor logró incrementar la participación en volumen de las primeras marcas, SanCor y San Regim, por sobre las segundas marcas.

Acompañando la tendencia del mercado hacia envases más económicos, se lanzaron presentaciones por 400 gramos, y se discontinuó la línea de latas.

Leches Fluidas
El consumo se mantuvo estable, con una importante caída de participación de la leche U.A.T. sobre el total, como consecuencia de un mayor crecimiento de su precio final que el de la leche fresca. A esta situación se sumó el aumento de marcas de bajo precio, lo que provocó una pérdida de participación de mercado.

En materia de administración de la mezcla de marketing, se adecuó la cartera de productos/marcas, y se realizó una campaña de comunicación televisiva y gráfica, con resultados positivos.

Dulce de Leche
El mercado de dulce de leche de consumo masivo cayó en el año 2002, en relación con el anterior, debido, fundamentalmente, a un fuerte crecimiento de los precios.

En este escenario, SanCor perdió participación en el segmento de segundas marcas.

Durante el ejercicio de análisis, se han incorporado nuevas presentaciones, requeridas por los clientes del canal supermercados.

En el campo de las ventas industriales, el volumen también disminuyó como consecuencia del menor nivel de actividad de los principales clientes.

Crema de Leche
El mercado de consumo masivo se vio afectado por una caída de volúmenes y crecimiento de los precios finales. SanCor, no obstante, mantuvo su participación de mercado.

Con la dinámica de adecuar nuestra cartera de productos a los requerimientos de los clientes, en este rubro también incorporamos nuevas presentaciones, destinadas al canal de supermercados.

Las ventas industriales, por su parte, mostraron una mejor performance de ventas que en el ejercicio pasado.

Manteca
El crecimiento del consumo masivo de esta categoría fue importante, debido, principalmente, a la disminución del segmento margarinas que se produjo a partir del importante incremento de su precio desde la salida de la convertibilidad. En lo que va del año 2003, el mercado total de manteca se encuentra en caída respecto de 2002. En el ejercicio analizado, SanCor disminuyó su participación de mercado.

La menor demanda de la industria provocó una caída en las ventas a través de este canal.

Yogur
Este mercado ha mostrado un importante decrecimiento respecto del anterior ejercicio contable.

Las inversiones en innovación y comunicación realizadas por el líder de la categoría afectaron negativamente nuestra participación de mercado, a lo que se sumaron problemas de abastecimiento y de posicionamiento.

Si bien nuestra actividad publicitaria fue escasa, se avanzó en la adecuación de las presentaciones, con el fin de adaptarlas a las nuevas necesidades de los consumidores.

Postres
Esta categoría muestra, al igual que la mayoría, una retracción en el consumo.

La fuerte presencia del líder de esta categoría -el mismo que el de yogures- afecta nuestra posición en el mercado, que se mantiene estable respecto del anterior ejercicio económico.

Leches Especiales
Esta categoría evolucionó favorablemente, sobre todo, impulsada por una sustitución de productos importados por nacionales, que permitió a SanCor crecer en participación de mercado.

En el ejercicio, se efectuó una campaña de comunicación gráfica, para SanCor Primeros Años, y se mantuvo la participación en congresos científicos y la promoción médica.

RECURSOS HUMANOS

Nuestra política de recursos humanos estuvo orientada a enfrentar la crisis y la incertidumbre generadas en la economía argentina y que, como en todo el país, repercutieron en la actividad de la empresa. A la vez, la misma se ha alineado a los estándares de productividad y calidad requeridos por la cooperativa.

En consonancia con los menores niveles de actividad, se produjo nuevamente una adecuación de las estructuras de personal en las distintas unidades, cuidando de manera especial los aspectos individuales y sociales involucrados en este proceso.

Se ha mantenido una fluida y permanente comunicación con entidades gremiales y diversas instituciones, en el marco de un entendimiento mutuo, procurando los mejores resultados.

A pesar de las condiciones adversas, no se descuidaron los programas para el mejoramiento de la calidad de vida en el trabajo y la adecuación a las demandas de los actuales cambios tecnológicos y organizacionales.

Se continuó con los programas de salud y medicina laboral, en función de los niveles requeridos por distintas instituciones y los estándares fijados por la empresa.

También se prosiguió con las acciones de capacitación, priorizando aquellas que contribuyen al desarrollo de capacidades específicas, tendientes a mantener un elevado nivel de competitividad empresarial.

En el ejercicio económico 2003-2004, se avanzará en la implementación del plan de Recursos Humanos -recientemente elaborado- que nos permitirá optimizar el desempeño del personal en la consecución de los objetivos aprobados.

POLÍTICA DE CALIDAD Y MEDIO AMBIENTE

En el ejercicio 2002-2003, hemos extendido nuestra tradicional dedicación en la calidad de la elaboración a todos los procesos comprendidos en la cadena de abastecimiento, para garantizar la calidad original de nuestros productos hasta su llegada a las bocas de comercialización. Esto fue posible gracias a una gestión mucho más eficaz.

En este marco, se ha concretado la Certificación ISO 9001 en el Centro de Distribución de Acceso Norte, por la Certificadora Det Norske Veritas, mediante la cual esperamos mejorar aún más la atención de nuestros clientes.

Asimismo, hay una necesidad de profundizar la orientación de los procesos hacia un camino de desarrollo sustentable. Por eso, hemos puesto en marcha un nuevo enfoque en la producción: «Producción más limpia», que reduce la generación de pérdidas desde la fuente y en todas las etapas del proceso, para lograr un máximo aprovechamiento de la materia prima y los recursos y minimizar los desechos que necesitan ser tratados al final del mismo.

Como consecuencia, se empieza a observar una reducción en las deficiencias y en los costos de saneamiento. A su vez, los reclamos ambientales han sido minimizados. La ventaja económica de «Producción más limpia» reside en que con mayor eficiencia y una mejora en la robustez de los procesos aumenta notablemente la productividad.

COMUNICACIONES Y RELACIONES INSTITUCIONALES

Continuando con la acción emprendida en el ejercicio anterior, se avanzó en la adecuación del sector encargado de las relaciones y comunicaciones de la empresa, realizando los ajustes necesarios para dar una respuesta efectiva a los requerimientos actuales.

Sin dudas, en este sentido, la gestión de prensa demanda hoy una atención especial; la dinámica de trabajo en este aspecto posibilitó establecer una relación mucho más fluida con los medios de comunicación.

A la vez, la Revista SanCor, vio renovados tanto su contenido como sus características formales, captando nuevos públicos y, fundamentalmente, revalorizándose la funcionalidad de nuestro principal órgano de comunicación.

Desde este sector, se han organizado acontecimientos de alta repercusión, como la inauguración de la planta industrial de AFISA, gracias a los cuales la cooperativa reforzó su prestigio en ámbitos nacionales e internacionales. Asimismo, la participación de SanCor en las principales muestras del sector fue ocasión para hacer nuevos contactos, estrechar la relación con los consumidores y ocupar una posición de liderazgo en la industria láctea.

Por otro lado, se promovieron intensamente las visitas de diferentes tipos de públicos a nuestros establecimientos industriales, entre las que se destacaron, por las características propias de un año electoral, las de funcionarios de primera línea, que remarcaron con su presencia la significación de SanCor en la economía nacional.

Los factores que caracterizaron al sector en este ejercicio determinaron una intensa acción en lo que respecta a las relaciones institucionales de la empresa. Desde Relaciones y Comunicaciones, se llevó adelante la coordinación política y técnica de la gestión de SanCor en los ámbitos gubernamental y privado.

En el primero, en particular, se destacaron contactos de rutina en el marco del Ministerio de Economía de la Nación (Secretaría de Agricultura, Ganadería, Pesca y Alimentación), el Ministerio de Relaciones Exteriores, Comercio Internacional y Culto, la Comisión de Agricultura y Ganadería de la Cámara de Diputados de la Nación y los gobiernos provinciales de Santa Fe, Córdoba, Buenos Aires y Entre Ríos. Además, se realizaron gestiones con organismos específicos, como el INTA, el CITIL y el SENASA.

Dentro del sector privado, se llevaron adelante acciones junto con la Confederación Intercooperativa Agropecuaria (Coninagro), la Junta Intercooperativa de Productores de Leche (JIPL), el Centro de la Industria Lechera (CIL), la Coordinadora de las Industrias de Productos Alimenticios (COPAL) y la Unión Industrial Argentina (UIA).

Entre las acciones que en múltiple sentido se desarrollaron en forma coordinada con el CIL, cabe destacar nuestra participación clave y continuada en la Mesa Nacional de Política Lechera, los trabajos sobre el impacto de las modificaciones en las alícuotas del Impuesto al Valor Agregado -que dieron como resultado una generalización de la retención al IVA en la etapa de materia prima-; la negociación para la apertura de mercados y la activa participación en la creación de la Alianza Láctea Global.

Desde la JIPL, se puso énfasis en el seguimiento del sistema de auditorías de plantas lácteas de la provincia de Santa Fe, recuperando una dinámica semanal de inspecciones conjuntas entre MAGIC y la Dirección Provincial de Bromatología. Asimismo, se comenzó a trabajar en el desarrollo de proyectos para obtener financiamiento externo, y se avanzó en las gestiones con

el Banco Interamericano de Desarrollo y el Consejo Federal de Inversiones. La publicación del órgano editorial de la JIPL, la Voz del Tambo, continuó con resultados positivos.

Finalmente, en apoyo a la gestión del Consejo de Administración ante instituciones oficiales y privadas, se elaboraron diversos documentos informativos sobre la situación y las perspectivas de la industria lechera que ofrecieron el marco y las bases para realizar planteos sobre cuestiones que resultan determinantes del futuro del sector.

SOPORTE ADMINISTRATIVO, DE SISTEMAS Y ABASTECIMIENTO

Durante el ejercicio, producto de la situación económica general del país y del sector y, particularmente, de las importantes restricciones financieras, esta área enfrentó múltiples desafíos.

En ese contexto, se buscó maximizar la eficiencia en sectores de la empresa que requerían contar con información precisa, confiable y de forma rápida. En este sentido, hay que destacar la gestión de Costos, fundamental para establecer el destino de la materia prima a las operaciones más rentables.

La desaparición del financiamiento de capital de trabajo obligó a profundizar aún más la gestión de abastecimiento, buscando minimizar la inmovilización de stocks sin poner en riesgo el normal desenvolvimiento industrial. En esta materia, se avanzó en acuerdos celebrados con proveedores estratégicos.

A través de las tareas realizadas conjuntamente con otros sectores, se consolidó el desarrollo de aplicaciones informáticas orientadas a la mejora de la rentabilidad y al control de gastos. Se llevó adelante una reestructuración de las unidades comerciales e industriales, adecuando el servicio a los requerimientos definidos. El apoyo administrativo brindado al canal de concesionarios fue clave para lograr el fortalecimiento de su gestión.

En el próximo ejercicio, se consolidarán los sistemas operativos y se mantendrá un estricto criterio en el control y manejo del capital de trabajo. De igual manera, se pondrá a disposición todas las herramientas de soporte administrativo, sistemas y abastecimiento que requieran las distintas áreas de la cooperativa.


COMPOSICION DEL ACTIVO
9,9%
19,5%
10,4%
2,4%
2,6%
55,2%
Disp. e inv. transitorias
Créditos
Bienes de cambio
Inversiones permanentes
Bienes de uso e inmateriales
Cargos diferidos

GESTION FINANCIERA

La cooperativa atravesó el ejercicio con importantes restricciones financieras provenientes, fundamentalmente, de la ausencia del crédito en el mercado financiero nacional.

Los ingresos de la empresa son principalmente nominados en pesos, en tanto su deuda financiera se encuentra en una porción importante nominada en dólares estadounidenses.

A partir de esta situación, SanCor inició un proceso de reestructuración de sus pasivos financieros y, con el propósito de conducir dicho proceso eficientemente, se ha creado un Comité de Acreedores formado por el Banco de la Nación Argentina, International Finance Corporation, Rabobank International, Citibank N.A. Argentina, Banco Río de la Plata S.A. y Banca Nazionale del Lavoro. La propuesta de pago que presentó la empresa por la totalidad de su endeudamiento financiero se encuentra bajo análisis del Comité, el cual ha acordado regularizar los intereses adeudados al 31 de octubre de 2002 por US$ 4.024.099 mediante un esquema de pagos con fechas 16 de mayo, 30 de mayo, 30 de junio y 31 de julio de 2003.

SanCor estima arribar a un acuerdo razonable con sus acreedores financieros en el ejercicio que se inicia.

Las importantes restricciones financieras fueron atenuadas mediante políticas de conversión de activos disponibles y líquidos, reducción de stocks y plazos de ventas por canales. La postergación de los compromisos financieros hasta alcanzar un acuerdo definitivo, los ajustes por el menor nivel de actividad provocado por la menor recepción de materia prima y la extensión de compromisos comerciales relevantes, posibilitaron atender las necesidades de capital de trabajo.

Las operaciones internacionales, en su etapa previa al embarque, fueron parcialmente financiadas. Para las del mercado interno, existió similar restricción y las cobranzas estuvieron influenciadas por los instrumentos emitidos por los gobiernos provinciales y nacional, que se aplicaron a las cancelaciones admitidas.

COMPOSICION DE LOS MEDIOS DE FINANCIAMIENTO


11,1%
50,4%
10,4%
21,1%
5,5%
1,5%
Proveedores
Cooperativas
Deuda bancaria
Otras deudas
Previsiones
Patrimonio neto


PATRIMONIO
100
90
80
70
60
50
40
30
20
10
0
Porcentaje
Activo corriente
Activo no corriente
Pasivo corriente
Pasivo no corriente
Patrimonio neto
30-06-03

AUDITORIA INTERNA

Esta área de servicios dependiente del Consejo de Administración concretó su programa de actividades orientando sus objetivos a apoyar la gestión del mismo, como así también la de la Comisión Fiscalizadora.

Dicha tarea, realizada en estrecha coordinación con la superioridad, tuvo como pautas básicas de trabajo el fortalecimiento de los controles internos y la mejora de los procesos, con el propósito de optimizar la productividad y los sistemas de información para la toma de decisiones, todo ello con un enfoque de negocios.

Internamente, se inició un proceso de reestructuración de los controles, con el objetivo de adecuar la estructura disponible y cumplir razonablemente con los requerimientos.

COOPERATIVAS ASOCIADAS

Los movimientos producidos en nuestro registro de asociadas en el transcurso del ejercicio fueron los siguientes:

Egresos:
N° 22 Cooperativa de Tamberos «ALGARROBAL» Limitada (exclusión)
N° 74 Cooperativa de Tamberos «EL CHIPION» (exclusión)
N° 241 Cooperativa Limitada de Tamberos «LA CRISPENSE» (exclusión)
N° 486 Cooperativa Tambera «REGIONAL DEL ESTE» (desafiliación)
N° 487 Cooperativa Agropecuaria «PRODUCTORES UNIDOS LA LOLILLA» Limitada (desafiliación)

Asociadas al 30-06-02	Ingresos	Bajas	Asociadas al 30-06-03
76	-	5	71

MATERIA PRIMA RECIBIDA DE COOPERATIVAS ASOCIADAS

Los datos que respectan a la grasa butirosa de la producción recibida de nuestras asociadas se reseñan en la información que se expone seguidamente:


LITROS DE LECHE RECIBIDOS DE COOPERATIVAS (por ejercicios)
Millones
2.000
1.600
1.200
800
400
0
1 5 10 15 20 25 30 35 40 45 50 51 52 53 54 55 56 57 58 59 60 61 62 63


EVOLUCION DEL PRECIO TOTAL DE LA PRODUCCION
$/litros de leche
0,55
0,50
0,45
0,40
0,35
0,30
0,25
0,20
0,15
0,10
0,05
0
Jul. 02 Ago. Set. Oct. Nov. Dic. Ene. 03 Feb. Mar. Abr. May. Jun.

DETALLE DE LA PRODUCCION RECIBIDA DE COOPERATIVAS PRIMARIAS			
Meses	**Litros de leche**	**Tenor graso**	**Tenor proteico**
Julio 2002	105.492.443	3,64	3,27
Agosto	118.252.782	3,43	3,27
Setiembre	116.777.431	3,47	3,32
Octubre	114.740.943	3,48	3,22
Noviembre	109.995.051	3,45	3,17
Diciembre	109.206.023	3,46	3,15
Enero 2003	97.613.745	3,51	3,16
Febrero	78.813.236	3,58	3,19
Marzo	81.954.599	3,64	3,22
Abril	71.001.410	3,79	3,28
Mayo	71.649.951	3,78	3,29
Junio	79.790.175	3,62	3,27
Total	**1.155.287.789**	**3,55**	**3,23**

DETALLE DE LOS IMPORTES ABONADOS A COOPERATIVAS ASOCIADAS POR LA PRODUCCION RECIBIDA (EN PESOS)		
Meses	**Precio total litro de leche**	**Importes totales abonados**
Julio 2002	0,3100	32.703.133
Agosto	0,3144	37.181.507
Setiembre	0,3210	37.491.260
Octubre	0,3369	38.562.234
Noviembre	0,3461	38.074.414
Diciembre	0,3627	39.608.636
Enero 2003	0,3762	36.723.220
Febrero	0,4157	32.760.210
Marzo	0,4399	36.048.238
Abril	0,4614	32.760.681
Mayo	0,5116	36.654.989
Junio	0,5117	40.830.195

OPERACIONES CON NO ASOCIADOS

Igualmente que en ejercicios anteriores, se ha continuado con la recepción de materia prima y productos elaborados provenientes de no asociados.

Los volúmenes recibidos e importes abonados son los que se detallan a continuación:

	Volúmenes (en kgs.)	**Importes (en $)**
Productos lácteos	43.218.950	9.245.622
Productos no lácteos	204.215	807.045

En el transcurso del ejercicio se han operado los siguientes sistemas de consignación:

- Chacinados, carne vacuna y derivados elaborados por Sodecar S.A. por 3.782.600 kgs. y un monto de $ 19.988.186.

BIENES DE USO

En el ejercicio analizado, los rubros que componen el activo mayoritario de SanCor, sus bienes de uso, han registrado los siguientes movimientos globales:

Movimientos	Importes (en $)
Incorporaciones:	5.160.418
Bajas por ventas y causas diversas:	48.007.934
Amortizaciones:	50.662.076

ACTIVOS GRAVADOS CON DERECHOS REALES

Al 30 de junio de 2003, la empresa mantenía deudas garantizadas por un monto de $ 381.798.620, comprendiendo las siguientes operaciones y tipos de garantías:

A- Deudas con garantías prendarias e hipotecarias:	
• International Finance Corp. USA	$ 80.500.000
• Obligaciones Negociables	$ 244.204.800

B- Deudas con garantías sobre mercaderías (prendas y warrants):	
• Banco Nación	$ 45.454.143
• Nestlé Argentina S.A.	$ 8.415.360
• Smurfitt S.A.	$ 1.152.317
• Sealed Argentina S.A.	$ 2.072.000

Asimismo, la Sociedad Cooperativa en su carácter de accionista de Arla Foods Ingredients S.A. ha otorgado garantías sobre una deuda de dicha sociedad contraída con The Investment Fund for Emerging Markets (IFV) por un monto de US$ 4.000.000 más los correspondientes intereses. Asimismo, ha celebrado un Project Fund Agreement juntamente con Arla Foods A.M.B.A., DEG, Rabobank Netherlands branch y Rabobank New York, por el cual los accionistas de Arla Foods Ingredients S.A. se comprometían a depositar los fondos necesarios para concretar el proyecto de construcción y puesta en marcha de la planta procesadora de suero. En garantía del cumplimiento de las obligaciones asumidas, los accionistas de dicha sociedad celebraron un contrato de prenda en primer grado sobre las acciones de la mencionada sociedad.

COMPRAS Y VENTAS DE INMUEBLES

Compras - Incorporaciones

- Incorporación, en concepto de «dación en pago», de un inmueble gravado con hipoteca en favor de SanCor Cooperativas Unidas Limitada, ubicado en Avellaneda

(Buenos Aires), sobre calle Chile N° 242/250, con una superficie de terreno de 122,60 m², entregado por ex clientes cancelando la deuda que mantenían con nuestra entidad. Recibido en la suma de $ 110.000,00.

- Incorporación por compra en subasta pública de un inmueble (depósito), gravado con hipoteca en favor de SanCor Cooperativas Unidas Limitada, ubicado en la localidad de Luján (Buenos Aires), sobre calle Constitución N° 1415, con una superficie de 358,71 m², adquirido por nuestra entidad en la suma de $ 103.000,00.

- Incorporación, por compra en subasta pública, de un inmueble gravado con hipoteca en favor de SanCor Cooperativas Unidas Limitada, ubicado en la localidad de City Bell, Partido de La Plata (Buenos Aires), sobre calle 15 y Domingo Faustino Sarmiento entre calles 15 y 16, con una superficie de 593,47 m², adquirido por nuestra entidad en la suma de $ 102.123,00.

- Incorporación por compra en subasta pública de un inmueble gravado con hipoteca en favor de SanCor Cooperativas Unidas Limitada, ubicado en la ciudad de Esperanza (Santa Fe), sobre calle 1° de Mayo N° 1843, con una superficie de terreno de 731 m² y 260 m² de superficie cubierta, adquirido por nuestra entidad en la suma de $ 31.000,00.

Ventas

- Venta de un inmueble ubicado en la Ciudad Autónoma de Buenos Aires, sobre calle Granaderos N° 724 entre calles Canalejas y Páez, al Sr. Osvaldo Horacio Santángelo, en la suma de US$ 30.000,00.

- Venta de un inmueble ubicado en la localidad de City Bell, Partido de La Plata (Buenos Aires), sobre calle 15 y Domingo Faustino Sarmiento, al Sr. Adolfo Antonio Martínez, en la suma de $ 100.500,00

- Venta de un inmueble ubicado en zona rural de la localidad de Esperanza (Santa Fe), al Sr. Eduardo Miguel Escudero, en la suma de US$ 110.000,00.

- Venta de un inmueble ubicado en la localidad de Bolívar (Buenos Aires), al Sr. Carlos Alberto Siervo, en la suma de $ 40.000,00.

- Venta de un inmueble ubicado en la zona rural de la localidad de Suardi (Santa Fe), a los Sres. Oscar Antonio Gerlero y Jorge Alberto Gerlero, en la suma de $ 37.800,00.

- Venta de un inmueble ubicado en la zona rural de la localidad de Ceres (Santa Fe), al Sr. Miguel Angel Marenberg, en la suma de $ 68.500,00.

- Venta de un inmueble ubicado en la zona rural de la localidad de San Guillermo (Santa Fe), al Sr. Norberto Bartolo Martino, en la suma de US$ 12.258,00 a plazo.

- Venta de un inmueble ubicado en la localidad de San Guillermo (Santa Fe), al Sr. Raúl Alberto Aicardi, en la suma de $ 29.300,00.

- Venta de un inmueble ubicado en la localidad de Mar del Plata (Buenos Aires), a la Sra. Estela Maris Dattilo, en la suma de $ 28.000,00.

- Venta de un inmueble ubicado en la zona rural de la localidad de Devoto (Córdoba), al Sr. Delmiro Forneris, en la suma de US$ 142.000,00.

- Venta de un inmueble ubicado en la zona rural de la localidad de Villa Vaudagna (Córdoba), a los Sres. Henri Rubén Domingo Francisca, Raúl Florencio Morales y Ovidio Lerda, en la suma de $ 50.000,00 a plazo.

ARTÍCULOS 67° Y 78° DE LA LEY 20.337

Según lo establecido por nuestra última Asamblea Ordinaria de Asociadas, realizada el 27 de septiembre de 2002, se cumplimentaron dichos aspectos normativos en función de los parámetros autorizados.

FONDOS

Fondo de Acción Asistencial y Laboral o para Estímulo del Personal: Como en ejercicios anteriores, este fondo, de acuerdo con el artículo 42° inciso 2° de la Ley 20.337, fue utilizado para subsidiar actos médicos altamente calificados y otorgar préstamos al personal, de conformidad con lo establecido en la reglamentación vigente para tales efectos.

Ingresos y egresos extra explotación (en pesos)	
Ingresos	$ 4.584.069
Egresos	$ (36.569.141)
Total de otros ingresos y egresos	$ (31.985.072)

EVOLUCIÓN DE LAS EMPRESAS CONTROLADAS

«Sodecar» Sociedad Anónima

El resultado consolidado de esta sociedad se vio afectado por las características de un mercado interno muy deprimido, con una fuerte orientación de los consumidores hacia las segundas marcas, lo que repercutió negativamente en la rentabilidad del sector.

A fines del ejercicio económico, se inició un proceso de reestructuración, que comprende un nuevo plan comercial, tendiente a recuperar operatoria y rentabilidad en los negocios.

«Arla Foods Ingredients» Sociedad Anónima

Durante el mes de septiembre del año pasado, se inauguró oficialmente la planta procesadora en la localidad de Porteña, Provincia de Córdoba.

Con un foco empresario puesto en la diferenciación, a partir de un producto de alto valor agregado, la empresa transita un proceso de expansión basado, fundamentalmente, en las exportaciones.

«AproAgro» Sociedad Anónima

La empresa afianzó su perfil de prestadora de servicios e insumos para los productores tamberos, con calidad probada y precios competitivos. Precisamente, con el objetivo de cubrir sus necesidades, se incorporaron nuevas operaciones, desarrollando esquemas que no impliquen inmovilizaciones de capital.

Para el próximo año económico, el objetivo es incrementar el volumen de comercialización, ampliando la gama de productos ofrecidos, tanto en el sector agropecuario como informático, siempre bajo la pauta de no generar mayores inmovilizaciones de capital.

«SanCor do Brasil» Produtos Alimentícios Limitada

El accionar en este ejercicio se vio influenciado en forma negativa por la situación macroeconómica que afectó tanto a la Argentina como a Brasil.

Al final del ejercicio, se comenzó a realizar una profunda reorganización de la empresa, adecuando su estructura al menor nivel de actividad, con el objetivo de lograr el equilibrio necesario para que la operatoria se sustente por sí misma.

«Integral Insumos» Sociedad Colectiva

Las operaciones en el ejercicio cerrado se centraron en la administración de los activos y pasivos, intensificando las gestiones para recuperar los créditos oportunamente otorgados y cancelar las deudas financieras.

«Amplicampo» Inversora Sociedad Anónima y «El Hornero» Sociedad Colectiva

Ambas entidades no realizaron, en el ejercicio, operaciones industriales ni comerciales, manteniendo en su activo la tenencia accionaria de otras entidades del grupo SanCor.

Resultado de la participación en sociedades

La participación en el capital de distintas sociedades, de diferente naturaleza jurídica, con las que nuestra cooperativa comparte intereses comunes -estén controladas o no por la misma- arrojó un resultado deficitario de $ 23.450.731.



INVERSION EN SOCIEDADES CONTROLADAS
Inversión total: 74,15
Millones de $
50
40
30
20
10
0
46,31
11,66
10,29
5,89
AFISA S.A.
Integral Insumos
Sodecar S.A.
Otras

PERSPECTIVAS DE LA EMPRESA

Teniendo en cuenta las acciones emprendidas, en múltiple sentido y que han requerido del compromiso de los distintos sectores de la empresa, podemos anticipar un futuro de crecimiento y renovado desarrollo para nuestra cooperativa.

Cada una de las decisiones tomadas en el ejercicio estuvieron orientadas a superar las dificultades y afianzar la posición de liderazgo que SanCor ha alcanzado en la lechería argentina, a partir de sus fortalezas y las nuevas posibilidades que presenta el contexto nacional e internacional.

Con el crecimiento de la producción de materia prima encaminado, perspectivas financieras relativamente buenas y un programa de adecuación de estructuras razonable, SanCor es hoy, definitivamente, una empresa viable.

Los resultados obtenidos a partir de la puesta en marcha de nuestra estrategia empresarial son indicadores de su consistencia y de la oportunidad que el contexto en el que estamos inmersos representa para avanzar en la dirección que hemos propuesto. Porque no hemos planteado un negocio coyuntural sino de largo plazo. Y porque, contamos con la capacidad necesaria para atender los nuevos requerimientos del mercado nacional e internacional.

Ciertamente, no debemos obviar que nuestras perspectivas de crecimiento se hallan sujetas a las del sector y de la economía argentina, sobre cuyas variables resulta difícil realizar estimaciones precisas.

La necesidad de SanCor de un fuerte incremento de la producción de materia prima y de un mayor acceso a fuentes de financiamiento, dos cuestiones vitales asimismo para el conjunto de la lechería nacional, dependen de una serie de factores que están más allá de nuestra órbita de influencia. Del mismo modo, el combate definitivo de la gran marginalidad que afecta a la industria láctea, si bien desde nuestra empresa y junto con otros organismos hemos efectuado una importante tarea en este sentido, requiere de una insoslayable participación por parte del Estado.

Desde esta cooperativa, preferimos mantener la esperanza de que los signos positivos que se han hecho presentes en el último tiempo se intensifiquen y confluyan en un proceso de ordenamiento estructural de nuestra lechería. Hay razones para ello. Las ventajas comparativas argentinas -globalización mediante- proyectan un escenario de crecimiento y concentración de la lechería. SanCor está preparada para ser parte activa en este nuevo esquema.

PALABRAS FINALES

Mediante lo reseñado, pretendimos comentar aquellos hechos y aspectos considerados como de mayor relevancia para la cooperativa y que, junto a otros de su quehacer diario, conformaron el ejercicio económico concluido el 30 de junio de 2003.

Queremos aprovechar estas líneas para expresar nuestro agradecimiento a los directivos, productores asociados y personal de las cooperativas adheridas, como también a sus familiares y a todos quienes apoyaron las distintas tareas llevadas a cabo en SanCor.

Si bien en el ejercicio analizado hubo que sobrellevar un sinnúmero de dificultades, propias y también derivadas de la problemática de la lechería y de la afligente crisis nacional, proseguimos con el cumplimiento de políticas y planes de trabajo de readecuación de las estructuras de la empresa, atento a las demandas que nos impone el mundo globalizado en el que vivimos.

Es justo también destacar las relaciones mantenidas con diversas entidades, tales como: Asociación Mutual SanCor, Federación de Centros Juveniles Agrarios Cooperativistas Zona SanCor, Fundación SanCor, Unidos S.A. Administradora de Fondos de Jubilaciones y Pensiones, Sancor Cooperativa de Seguros Limitada, Confederación Intercooperativa Agropecuaria Cooperativa Limitada (Coninagro), Junta Intercooperativa de Productores de Leche, Centro de la Industria Lechera y Unión Industrial Argentina.

Merece mencionarse también la colaboración del personal de la cooperativa, así como la dispensada por distintas instituciones crediticias, organismos oficiales -nacionales y provinciales-, concesionarios, clientes, proveedores, consumidores, transportistas y periodismo en general.

En síntesis, debemos decir que, no obstante los contratiempos enunciados, directivos y funcionarios estuvimos dedicados al propósito de generar resultados que favorezcan a las cooperativas adheridas y sus productores asociados, que deben ser reconocidos por el importante rol que han desempeñado a lo largo de todo el año.

Cordialmente,

Sunchales, Santa Fe, 4 de septiembre de 2003.

CLEMAR JUAN GARNERO
Secretario

MIGUEL OMAR ALTUNA
Presidente

Estados Contables

Ejercicio 2002 - 2003

SanCor

SanCor Cooperativas Unidas Limitada

Planilla de Datos Estadísticos

(Expresado en Pesos - Nota 1.1)

DENOMINACION DE LA COOPERATIVA:	SanCor Cooperativas Unidas Limitada.
ACTIVIDAD PRINCIPAL:	Elaboración y Comercialización de Productos Lácteos.
MATRICULA:	I.N.A.E.S. Nro. 772.
DOMICILIO:	Tte. Gral. Richieri Nro. 15 - Sunchales (Santa Fe).
EJERCICIO CERRADO EL:	30 de junio de 2003.
NUMERO DE ASOCIADOS:	71 Cooperativas.
CAPITAL SUSCRIPTO:	251.204.915
CAPITAL INTEGRADO:	203.065.171
RESERVA LEGAL:	2.811.646
RESERVA REVALUO TECNICO:	205.633.259
RESULTADO:	5.605.329
VENTAS :	Manteca: 72.858.930 Cremas Heladas: 47.939 Quesos: 284.417.136 Dulce de Leche: 22.996.660 Leche Refrigerada: 117.202.038 Crema Pasteurizada: 44.258.213 Yogur: 44.790.525 Suero de Queso en Polvo: 916.457 Leche en Polvo: 245.745.477 Leche U.A.T Blanca: 129.923.856 Flanes y Postres: 4.508.010 Leche Fluida: 3.162.868 Leche U.A.T. Saborizada: 3.743.366 Diversos: 26.921.177
DENOMINACION DE LA ENTIDAD COOPERATIVA DE GRADO SUPERIOR A LA QUE SE ENCUENTRA ASOCIADA:	CONINAGRO.

RICIERI LUIS PAULON
Presidente Comisión Fiscalizadora

JORGE ANDRES STRIKA
Gerente General

Firmado a efectos de su identificación
con nuestro informe de fecha 04-09-03
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

CLEMAR JUAN GARNERO
Secretario

OSCAR JUAN CARRERAS
Tesorero

Estado de Situación Patrimonial Consolidado

Al 30 de junio de 2003 comparativo con el ejercicio anterior

(Expresado en Pesos - Nota 5)

ACTIVO		2003	2002
ACTIVO CORRIENTE			
DISPONIBILIDADES			
Caja y Bancos		32.419.265	7.938.123
INVERSIONES			
Bancarias, Títulos y Acciones		3.524.371	1.380.797
CREDITOS			
Por Ventas			
Deudores por Ventas Exportación	30.136.245		
Deudores por Ventas	130.348.659		
Deudores en Gestión Judicial	24.701.952		
Deudores en Gestión Judicial con Gtía Hip.	9.484.428		
Menos:			
Intereses Implícitos en Créditos	929.208		
Previsión para Cuentas Incobrables	55.184.463	138.557.613	170.865.746
Otros Créditos			
Deudores Diversos	20.795.426		
Préstamos a Cooperativas	752.217		
Menos:			
Previsión para Cuentas Incobrables	1.016.375	20.531.268	51.776.740
BIENES DE CAMBIO			
Mercaderías	78.901.456		
Producción en Proceso	4.370.546		
Almacenes	29.017.422		
Ordenes a Facturar	7.080		
Menos:			
Previsión para Obsolescencia	961.874	111.334.630	155.036.783
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		8.102.269	21.039.509
TOTAL ACTIVO CORRIENTE		314.469.416	408.037.698
ACTIVO NO CORRIENTE			
CREDITOS			
Créditos por Ventas		1.945.106	2.803.470
Otros Créditos			
Deudores Diversos	10.271.991		
Préstamos a Cooperativas	22.067		
Menos:			
Previsión para Cuentas Incobrables	165.502	10.128.556	11.667.566
INVERSIONES			
Acciones, Títulos y Cuotas Sociales		66.568.040	75.345.250
BIENES DE USO			
Valor de Origen	1.212.023.879		
Menos:			
Depreciaciones Acumuladas	642.261.995	569.761.884	669.539.678
OTROS ACTIVOS			
Envases		11.484.811	17.041.813
BIENES INMATERIALES			
Marcas de Fábrica	14.536.091		
Llave de Negocio	2.828.884		
Menos:			
Amortizaciones Acumuladas	7.467.610	9.897.365	11.126.083
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		8.359.830	10.019.974
TOTAL ACTIVO NO CORRIENTE		678.145.592	797.543.834
TOTAL DEL ACTIVO		992.615.008	1.205.581.532

Las notas 1 a 5 al apéndice II, y los estados contables básicos son parte de y deben leerse conjuntamente con los estados contables consolidados.

MIGUEL OMAR ALTUNA
Presidente

CLEMAR JUAN GARNERO
Secretario

OSCAR JUAN CARRERAS
Tesorero

PASIVO		2003	2002
PASIVO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores	59.104.080		
Cooperativas	107.726.900		
Anticipo de Clientes	8.615.112		
Proveedores del Exterior	5.716.795		
Intereses Implícitos en Deudas	(748.090)	180.414.797	243.744.132
Financieras			
Acreedores Bancarios	157.009.563		
Intereses a Pagar	28.759.305		
Obligaciones Negociables	244.204.800	429.973.668	311.630.821
Otras Deudas			
Acreedores Diversos	10.980.782		
Remuneraciones y Cargas Soc. a Pagar	18.382.287		
Régimen de Retiro Anticipado	4.076.134		
Gastos a Pagar	1.081.793		
Impuestos a Pagar	7.527.071	42.048.067	30.767.435
PREVISIONES		178.758	-
TOTAL PASIVO CORRIENTE		652.615.290	586.142.388
PASIVO NO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores	25.738.247		
Anticipo de Clientes	10.524.450		
Proveedores del Exterior	319.732	36.582.429	3.154.102
Financieras			
Acreedores Bancarios		66.232.315	369.246.081
Otras Deudas			
Acreedores Diversos	410.410		
Remuneraciones y Cargas Soc. a Pagar	755.298		
Régimen de Retiro Anticipado	5.348.713	6.514.421	5.794.146
PREVISIONES		14.795.342	10.564.248
TOTAL PASIVO NO CORRIENTE		124.124.507	388.758.577
TOTAL DEL PASIVO		776.739.797	974.900.965
PARTICIPACION DE TERCEROS EN SOCIEDADES CONTROLADAS		11.021.560	13.205.901
SUBTOTAL		787.761.357	988.106.866
PATRIMONIO NETO			
CAPITAL SOCIAL COOPERATIVO			
Capital Suscripto	251.204.915		
Asociados Suscriptores	(48.139.744)		
	203.065.171		
Ajuste del Capital	37.668.675		
Ajuste Global del Pat. Coop. Neto	100.289.236	341.023.082	348.561.217
RESERVAS Y FONDOS			
Reserva Legal	2.811.646		
Fondo para Acción Asistencial y Laboral	3.045		
Reserva Especial (Art.42 Ley 20.337)	12.995.113		
Reserva por Rev. Tec. de Bienes de Uso	205.633.259	221.443.063	262.467.313
RESULTADOS NO ASIGNADOS			
Del Ejercicio		5.605.329	(363.217.823)
De Ejercicios Anteriores		(363.217.823)	(30.336.041)
TOTAL PATRIMONIO NETO		204.853.651	217.474.666
TOTAL IGUAL AL ACTIVO		992.615.008	1.205.581.532

Las notas 1 a 5 al apéndice II, y los estados contables básicos son parte de y deben leerse conjuntamente con los estados contables consolidados.

Firmado a efectos de su identificación
con nuestro informe de fecha 04-09-03
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

RICIERI LUIS PAULON
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

JORGE ANDRES STRIKA
Gerente General

Estado de Resultados Consolidado

Por el ejercicio finalizado el 30 de junio de 2003 comparativo con el ejercicio anterior (Expresado en Pesos - Nota 5)

RUBROS	2003	2002
VENTAS		
Ventas Brutas	1.132.798.299	1.411.846.594
Menos:		
Intereses Implícitos en Ventas	15.933.527	21.619.031
Bonificaciones e Impuestos	60.631.399	69.902.914
VENTAS NETAS	1.056.233.373	1.320.324.649
COSTO DE VENTAS	882.482.817	999.481.261
RESULTADO BRUTO	173.750.556	320.843.388
Menos (Más):		
Gastos de Comercialización	166.525.712	264.535.846
Gastos de Administración	24.192.697	35.103.260
Resultados Financieros y por Tenencia		
- Generados por Activos	40.163.963	207.098.863
- Generados por Pasivos	(96.471.681)	88.603.912
Impuesto al Débito y Crédito Bancario	7.762.241	8.114.684
Otros Gastos no ordinarios	-	34.425.074
RESULTADO OPERATIVO	31.577.624	(317.038.251)
RESULTADO INVERSIONES PERMANENTES	2.159.884	(172.381)
OTROS EGRESOS NETO	(29.642.746)	(50.676.135)
IMPUESTO A LAS GANANCIAS	(602.303)	(840.759)
PARTICIPACION DE TERCEROS EN SOCIEDADES CONTROLADAS	2.112.870	5.509.703
RESULTADO NETO DEL EJERCICIO	5.605.329	(363.217.823)

Las notas 1 a 5 al apéndice II, y los estados contables básicos son parte de y deben leerse conjuntamente con los estados contables consolidados.

RICIERI LUIS PAULON
Presidente Comisión Fiscalizadora

JORGE ANDRES STRIKA
Gerente General

Firmado a efectos de su identificación
con nuestro informe de fecha 04-09-03
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

MIGUEL OMAR ALTUNA
Presidente

CLEMAR JUAN GARNERO
Secretario

OSCAR JUAN CARRERAS
Tesorero

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

Estado de Origen y Aplicación de Fondos (1) Consolidado

Al 30 de junio de 2003 comparativo con el ejercicio anterior (Expresado en Pesos - Nota 5)

CONCEPTOS	2003	2002
Fondos al Inicio del ejercicio	9.318.920	34.194.397
Aumento (Disminución) neto de fondos	26.624.716	(24.875.477)
Fondos al Cierre del ejercicio	35.943.636	9.318.920
CAUSAS DE VARIACION DE FONDOS		
ORIGENES DE FONDOS		
Ventas cobradas	1.049.127.733	1.375.542.513
Menos/(Más):		
Compras y Gastos de Fabricación	814.422.674	964.427.516
Gastos de Comercialización	148.566.873	272.069.673
Gastos de Administración	22.894.503	39.442.328
Resultados Financieros	56.901.625	167.429.649
Impuesto a los débitos y créditos bancarios	7.762.241	8.114.684
Otros egresos - neto	12.737.699	42.262.228
Otros Gastos no ordinarios	-	34.425.074
Disminución de Fondos originados en las operaciones	(14.157.882)	(152.628.639)
Otras causas de orígenes de fondos		
Disminución de Inversiones Permanentes	2.152.471	44.996.131
Disminución de otros créditos	31.300.706	71.583.333
Disminución cargos diferidos y otros activos	1.321.130	31.683.397
Aumento de otras deudas	8.608.640	-
Aumento de deudas financieras	7.097.562	-
Total de orígenes de fondos	36.322.627	(4.365.778)
APLICACIONES DE FONDOS		
Aumentos por adquisición de bienes de uso (2)	8.089.837	15.859.758
Aporte a Vinculadas	1.608.074	-
Movimiento de Cooperativas	-	269.120
Disminución de deudas financieras	-	2.514.267
Disminución de otras deudas	-	1.866.554
Total de aplicaciones de fondos	9.697.911	20.509.699
Aumento (Disminución) neto de fondos	26.624.716	(24.875.477)

(1) FONDOS: Disponibilidades e Inversiones liquidables durante los tres meses posteriores a la fecha de cierre de cada ejercicio.
(2) Al 30 de junio de 2002 neto de diferencias de cambio activadas por 56.647.305 (ver nota 2.5.)

Las notas 1 a 5 al apéndice II, y los estados contables básicos son parte de y deben leerse conjuntamente con los estados contables consolidados.

RICIERI LUIS PAULON
Presidente Comisión Fiscalizadora

JORGE ANDRES STRIKA
Gerente General

Firmado a efectos de su identificación
con nuestro informe de fecha 04-09-03
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

MIGUEL OMAR ALTUNA
Presidente

CLEMAR JUAN GARNERO
Secretario

OSCAR JUAN CARRERAS
Tesorero

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

SANCOR COOPERATIVAS UNIDAS LIMITADA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
AL 30 DE JUNIO DE 2003 COMPARATIVAS CON EL EJERCICIO ANTERIOR
(Importes expresados en pesos - Nota 5)

1. BASES DE PREPARACIÓN

Los Estados Contables Consolidados de SanCor Cooperativas Unidas Limitada, al 30 de junio de 2003 y 2002, han sido elaborados en base al método establecido en la Resolución Técnica N° 4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas.

Dicho método se aplicó a las entidades en que SanCor Cooperativas Unidas Limitada tiene, directa o indirectamente, el control societario. La participación de capital en las mismas está valuada, en los Estados Contables de la Controlante, según el método del Valor Patrimonial Proporcional (Resolución Técnica N° 5 de la Federación de Consejos Profesionales de Ciencias Económicas).

La consolidación se ha efectuado línea por línea según lo especificado en la Resolución Técnica N° 4.

2. ENTIDADES OBJETO DE LA CONSOLIDACIÓN

Las entidades que se consolidan son:

ENTIDAD	DOMICILIO	FECHA DE CIERRE DE EJERCICIO	PARTICIPACION DIRECTA EN EL CAPITAL	PARTICIPACION DIRECTA E INDIRECTA EN EL CAPITAL
El Hornero S.C.	Sunchales (Santa Fe)	30 de junio	99,50 %	99,50 %
Coop Publicidad S.C.	Sunchales (Santa Fe)	30 de junio	90,00 %	99,95 %
Amplicampo Inversora S.A.	Sunchales (Santa Fe)	30 de junio	95,00 %	95,00 %
SanCor do Brasil Prod.Alim. Ltda.	San Pablo (Brasil)	31 de diciembre	92,00 %	99,96 %
Integral Insumos S.C.	Sunchales (Santa Fe)	30 de junio	98,00 %	99,99 %
Sodecar S.A.	Capital Federal	30 de junio	50,00 %	63,45 %
San Marco S.A.	Córdoba (Cba.)	30 de junio	-	99,51 %
Nobleplus S.A.	Montevideo (Urug.)	30 de junio	-	99,98 %
Aproagro S.A.	Capital Federal	30 de junio	-	95,00 %
Sancor Dairy Corporation	Miami (USA)	30 de junio	100,00 %	100,000 %

En las sociedades controladas en las que la fecha de cierre del ejercicio económico difiere de la Controlante, se han confeccionado Estados Contables Especiales al 30 de junio de 2003 y 2002. La Sociedad Controlada, «SanCor México» S.R.L. de Capital Variable, no ha sido consolidada por la escasa significación de su patrimonio, además de no haber iniciado sus operaciones.

3. CRITERIOS DE VALUACIÓN

Los estados contables de las sociedades controladas han sido confeccionados sobre la base de criterios similares a los aplicados por la sociedad controlante para la elaboración de sus estados contables.

4. INTEGRAL INSUMOS S.C. - CESIÓN DE CRÉDITOS

La sociedad cedió créditos para la constitución de fideicomisos financieros, cuyo monto a vencer al 30 de junio de 2003 ascendía a 4.326.490, asumiendo sobre ellos la garantía solidaria e irrestricta del cumplimiento en tiempo y forma de los flujos de fondos y demás obligaciones de pago correspondientes a los deudores. El vencimiento de dichos créditos se produce en su totalidad en el próximo ejercicio.

5. NOTAS CORRESPONDIENTES A LOS ESTADOS CONTABLES DE SANCOR COOPERATIVAS UNIDAS LIMITADA APLICABLES AL ENTE CONSOLIDADO

Las notas 1 a 3, 5 y 7 a 13, adjuntas a los estados contables básicos de SanCor Cooperativas Unidas Limitada, son aplicables a estos estados contables consolidados.

RICIERI LUIS PAULON
Presidente Comisión Fiscalizadora

JORGE ANDRES STRIKA
Gerente General

Firmado a efectos de su identificación
con nuestro informe de fecha 04-09-03
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Tº 1 - Fº 13

MIGUEL OMAR ALTUNA
Presidente

CLEMAR JUAN GARNERO
Secretario

OSCAR JUAN CARRERAS
Tesorero

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. Tº 162 - Fº 187

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 63 - Iniciado el 1 de Julio de 2002

Estado de Situación Patrimonial

Al 30 de junio de 2003 comparativo con el ejercicio anterior

(Expresado en Pesos - Nota 1.1.)

ACTIVO		2003	2002
ACTIVO CORRIENTE			
DISPONIBILIDADES			
Caja y Bancos		23.317.202	351.264
INVERSIONES			
Bancarias ,Titulos y Acciones		15.724	1.075.395
CREDITOS			
Por Ventas			
Deudores por Ventas Exportación	45.597.311		
Deudores por Ventas	102.561.250		
Deudores en Gestión Judicial	23.282.243		
Deudores en Gestión Judicial con Gtía. Hip.	9.484.428		
Menos:			
Intereses Implícitos en Créditos	901.797		
Previsión para Cuentas Incobrables (Anexo E)	40.125.183	139.898.252	175.138.045
Otros Créditos			
Deudores Diversos	30.226.164		
Préstamos a Cooperativas	752.217		
Menos:			
Previsión para Cuentas Incobrables (Anexo E)	1.016.375	29.962.006	56.989.801
BIENES DE CAMBIO			
Productos Terminados	70.084.361		
Producción en Proceso	3.010.501		
Almacenes	24.049.605		
Ordenes a Facturar	7.080		
Menos:			
Previsión para Obsolescencia (Anexo E)	961.874	96.189.673	125.882.066
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		7.141.447	10.291.554
TOTAL ACTIVO CORRIENTE		296.524.304	369.728.125
ACTIVO NO CORRIENTE			
CREDITOS			
Otros Créditos			
Deudores Diversos	20.332.629		
Préstamos a Cooperativas	22.067		
Menos:			
Previsión para Cuentas Incobrables (Anexo E)	165.502	20.189.194	57.050.042
INVERSIONES (Anexo C)			
Bancarias, Acciones, Títulos y Cuotas Sociales		100.970.054	94.210.392
BIENES DE USO (Anexo A)			
Valor de Origen	1.156.506.143		
Menos:			
Depreciaciones Acumuladas	621.793.514	534.712.629	628.222.221
OTROS ACTIVOS			
Envases		11.484.811	17.041.811
BIENES INMATERIALES (Anexo B)			
Marcas de Fábrica	4.984.358		
Menos:			
Amortizaciones Acumuladas	2.799.181	2.185.177	1.999.310
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		6.985.350	6.892.295
TOTAL ACTIVO NO CORRIENTE		676.527.215	805.416.071
TOTAL DEL ACTIVO		973.051.519	1.175.144.196

Las notas 1 a 13, los anexos A, B, C, E, F, G y H y los apéndices I y II que se acompañan son parte integrante de este estado.

CAPITAL SUSCRIPTO	251.204.915
CAPITAL INTEGRADO	203.065.171
CAPITAL A INTEGRAR	48.139.744

PASIVO		2003	2002
PASIVO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores	54.982.549		
Cooperativas	107.726.900		
Anticipo de Clientes	8.615.112		
Proveedores del Exterior	1.742.422		
Intereses Implícitos en Deudas	(740.180)	172.326.803	227.774.725
Financieras			
Acreedores Bancarios	154.407.795		
Intereses a Pagar	28.759.305		
Obligaciones Negociables	244.204.800	427.371.900	300.915.062
Otras Deudas			
Acreedores Diversos	8.282.826		
Remuneraciones y Cargas Soc. a Pagar	16.689.527		
Régimen de Retiro Anticipado	4.076.134		
Gastos a Pagar	1.081.793		
Impuestos a Pagar	6.544.353		
Otros Pasivos por Inversiones	12.014.504	48.689.137	42.085.182
TOTAL PASIVO CORRIENTE		648.387.840	570.774.969
PASIVO NO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores	25.738.247		
Anticipo de Clientes	10.524.450	36.262.697	3.154.102
Financieras			
Acreedores Bancarios		63.000.000	368.140.700
Otras Deudas			
Acreedores Diversos	88.905		
Remuneraciones y Cargas Soc. a Pagar	755.298		
Régimen de Retiro Anticipado	5.348.713	6.192.916	5.520.736
PREVISIONES (Anexo E)		14.354.415	10.079.023
TOTAL PASIVO NO CORRIENTE		119.810.028	386.894.561
TOTAL DEL PASIVO		768.197.868	957.669.530
PATRIMONIO COOPERATIVO NETO			
CAPITAL SOCIAL COOPERATIVO			
Capital Suscripto	251.204.915		
Asociados Suscriptores	(48.139.744)		
	203.065.171		
Ajuste del Capital	37.668.675		
Ajuste Global del Pat. Coop. Neto	100.289.236	341.023.082	348.561.217
RESERVAS Y FONDOS			
Reserva Legal	2.811.646		
Fondo para Acción Asist. y Laboral	3.045		
Reserva Especial (art. 42 Ley 20.337)	12.995.113		
Reserva por Rev.Tec. de Bienes de Uso	205.633.259	221.443.063	262.467.313
RESULTADOS NO ASIGNADOS			
Del Ejercicio		5.605.329	(363.217.823)
De Ejercicios Anteriores		(363.217.823)	(30.336.041)
TOTAL PATRIMONIO NETO		204.853.651	217.474.666
PASIVO MAS PATRIMONIO NETO		973.051.519	1.175.144.196
CUENTAS DE ORDEN			
SODECAR - Mercadería Recibida en Consignación		1.330.401	1.036.828
PROVEEDORES VARIOS - Insumos Recibidos en Consignación		120.555	-
SAN MARCO - Mercadería Recibida en Consignación		129	145
TOTAL DE LAS CUENTAS DE ORDEN		1.451.085	1.036.973

Las notas 1 a 13, los anexos A, B, C, E, F, G y H y los apéndices I y II que se acompañan son parte integrante de este estado.

Firmado a efectos de su identificación
con nuestro informe de fecha 04-09-03
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Tº 1 - Fº 13

RICIERI LUIS PAULON
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. Tº 162 - Fº 187

JORGE ANDRES STRIKA
Gerente General

Estado de Resultados

Por el ejercicio terminado el 30 de junio de 2003 comparativo con el ejercicio anterior (Expresado en Pesos - Nota 1.1.)

RUBROS	2003 RUBROS DE EXPLOTACION	2003 OPERACIONES CON NO ASOCIADOS	2003 TOTALES	2002 TOTALES
VENTAS				
Ventas brutas	999.720.504	1.772.148	1.001.492.652	
Menos:				
Intereses Implícitos en Ventas	15.753.196	27.925	15.781.121	
Bonificaciones e Impuestos	53.716.518	69.846	53.786.364	
VENTAS NETAS	930.250.790	1.674.377	931.925.167	1.199.044.639
COSTO DE VENTAS (Anexo F)	766.740.604	1.186.448	767.927.052	908.122.074
RESULTADO BRUTO	163.510.186	487.929	163.998.115	290.922.565
Menos (Más):				
Gastos de Comercialización (Anexo H)	143.170.081	213.224	143.383.305	233.203.972
Gastos de Administración (Anexo H)	16.637.507	29.492	16.666.999	24.462.196
Resultados Financieros y por Tenencia				
- Generados por Activos (Nota 2.11)	43.131.600	1.022.586	44.154.186	147.255.420
- Generados por Pasivos (Nota 2.11)	(108.771.707)	(238.041)	(109.009.748)	149.965.995
Impuesto al Débito y Crédito Bancario	7.748.504	13.737	7.762.241	8.114.684
Otros Gastos no Ordinarios	-	-	-	34.425.074
RESULTADO OPERATIVO	61.594.201	(553.069)	61.041.132	(306.504.776)
RESULTADO INV. PERMANENTES			(23.450.731)	(29.609.915)
OTROS EGRESOS NETO (Nota 8)			(31.985.072)	(27.103.132)
RESULTADO NETO DEL EJERCICIO			5.605.329	(363.217.823)

Las notas 1 a 13, los anexos A, B, C, E, F, G y H y los apéndices I y II que se acompañan son parte integrante de este estado.

RICIERI LUIS PAULON
Presidente Comisión Fiscalizadora

JORGE ANDRES STRIKA
Gerente General

Firmado a efectos de su identificación
con nuestro informe de fecha 04-09-03
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Tº 1 - Fº 13

MIGUEL OMAR ALTUNA
Presidente

CLEMAR JUAN GARNERO
Secretario

OSCAR JUAN CARRERAS
Tesorero

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. Tº 162 - Fº 187

Estado de Evolución del Patrimonio Cooperativo Neto

Por el ejercicio terminado el 30 de junio de 2003 comparativo con el ejercicio anterior (Expresado en Pesos - Nota 1.1.)

CONCEPTOS	CAPITAL SOCIAL COOPERATIVO					RESERVAS Y FONDOS						
	CAPITAL SUSCRIPTO	ASOCIADOS SUSCRIP-TORES	AJUSTE DEL CAPITAL	AJUSTE GLOBAL PATRIMONIO COOP. NETO	SUBTOTAL	RESERVA LEGAL	FONDO ACC. ASIST. Y LABORAL	RESERVA ESPECIAL ART. 42 LEY 20337	RESERVA REVALUO TECNICO	RESULTADOS NO ASIGNADOS	TOTAL 2003	TOTAL 2002
Saldos al Inicio del Ejercicio	258.030.770	(157.742.253)	147.983.464	100.289.236	348.561.217	2.811.646	3.323	40.739.242	218.913.102	(268.018.677)	343.009.853	627.193.091
Ajuste de Ejercicios Anteriores (Nota 2.10)	-	-	-	-	-	-	-	-	-	(125.535.187)	(125.535.187)	(30.336.041)
Saldos al Inicio del Ejercicio Ajustados	258.030.770	(157.742.253)	147.983.464	100.289.236	348.561.217	2.811.646	3.323	40.739.242	218.913.102	(393.553.864)	217.474.666	596.857.050
Disposición según Asamblea 27-09-02:												
- Utilización de Reservas para Compensar Resultados no Asignados	-	-	-	-	-	-	-	(30.336.041)	-	30.336.041	-	-
- Capitalización del Ajuste de Capital	-	110.388.274	(110.388.274)	-	-	-	-	-	-	-	-	-
Retiro de Cooperativas	(10.457.364)	2.738.181	73.029	-	(7.646.154)	-	-	2.790.398	-	-	(4.855.756)	(1.372.309)
Movimiento de Cooperativas	3.631.509	(3.523.946)	456	-	108.019	-	-	(198.486)	-	-	(90.467)	-
Integración de Cooperativas	-	-	-	-	-	-	-	-	-	-	-	1.103.191
Compromisos de integración no efectivizados	-	-	-	-	-	-	-	-	-	-	-	(1.102.071)
Desafectación Neta de Depreciaciones y Bajas de Bienes de Uso del Ejercicio	-	-	-	-	-	-	-	-	(13.279.843)	-	(13.279.843)	(14.790.408)
Movimiento Fondo Acción Social	-	-	-	-	-	-	(278)	-	-	-	(278)	(2.964)
Resultado Neto del Ejercicio	-	-	-	-	-	-	-	-	-	5.605.329	5.605.329	(363.217.823)
Saldos al Cierre del Ejercicio	251.204.915	(48.139.744)	37.668.675	100.289.236	341.023.082	2.811.646	3.045	12.995.113	205.633.259	(357.612.494)	204.853.651	217.474.666

Las notas 1 a 13, los anexos A, B, C, E, F, G y H y los apéndices I y II que se acompañan son parte integrante de este estado.

RICIERI LUIS PAULON
Presidente Comisión Fiscalizadora

JORGE ANDRES STRIKA
Gerente General

Firmado a efectos de su identificación
con nuestro informe de fecha 04-09-03
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Tº 1 - Fº 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. Tº 162 - Fº 187

MIGUEL OMAR ALTUNA
Presidente

CLEMAR JUAN GARNERO
Secretario

OSCAR JUAN CARRERAS
Tesorero

Estado de Origen y Aplicación de Fondos (1)

Por el ejercicio terminado el 30 de junio de 2003 comparativo con el ejercicio anterior (Expresado en Pesos - Nota 1.1.)

CONCEPTOS	2003	2002
Fondos al Inicio del Ejercicio	1.426.659	25.682.773
Aumento (Disminución) neto de fondos	21.906.267	(24.256.114)
Fondos al Cierre del Ejercicio	23.332.926	1.426.659
CAUSAS DE VARIACION DE FONDOS		
ORIGENES DE FONDOS		
Ventas cobradas	926.731.079	1.210.627.330
Menos:		
Compras y Gastos de Fabricación	726.819.551	842.746.674
Gastos de Comercialización	124.641.460	209.981.168
Gastos de Administración	15.312.704	26.112.012
Resultados Financieros	47.233.811	168.948.288
Impuesto a los débitos y créditos bancarios	7.762.240	8.114.684
Otros egresos - neto	19.077.571	21.940.787
Otros gastos no ordinarios	-	34.425.074
Disminución de fondos originados en las operaciones	(14.116.258)	(101.641.357)
Otras causas de orígenes de fondos		
Disminución de otros créditos	25.820.087	96.780.454
Disminución de cargos diferidos, bienes inmateriales y otros activos	1.338.503	21.898.117
Disminución de inversiones permanentes	213.652	-
Aumento de otras deudas	4.919.272	-
Aumento de deudas financieras	11.782.903	10.679.499
Total de orígenes de fondos	29.958.159	27.716.713
APLICACIONES DE FONDOS		
Aumentos por adquisición de bienes de uso (2)	5.160.418	12.367.991
Aporte en efectivo en Cías. vinculadas	2.891.474	-
Aumento de inversiones permanentes	-	12.266.107
Disminución de otras deudas	-	27.338.729
Total de aplicaciones de fondos	8.051.892	51.972.827
Aumento (Disminución) neto de fondos	21.906.267	(24.256.114)

(1) FONDOS: Disponibilidades e Inversiones liquidables durante los tres meses posteriores a la fecha cierre de cada ejercicio.

(2) Al 30 de junio de 2002 neto de diferencias de cambio activadas por 56.647.305 (ver nota 2.5.)

Las notas 1 a 13, los anexos A, B, C, E, F, G y H y los apéndices I y II que se acompañan son parte integrante de este estado.

RICIERI LUIS PAULON
Presidente Comisión Fiscalizadora

JORGE ANDRES STRIKA
Gerente General

Firmado a efectos de su identificación
con nuestro informe de fecha 04-09-03
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

CLEMAR JUAN GARNERO
Secretario

OSCAR JUAN CARRERAS
Tesorero

NOTAS A LOS ESTADOS CONTABLES

SANCOR COOPERATIVAS UNIDAS LIMITADA
NOTAS A LOS ESTADOS CONTABLES AL 30 DE JUNIO DE 2003
COMPARATIVAS CON EL EJERCICIO ANTERIOR
(Importes expresados en pesos – Nota 1.1.)

1. BASES DE PRESENTACIÓN

1.1. REEXPRESIÓN EN MONEDA CONSTANTE

Los estados contables reconocen los efectos de las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003, siguiendo el método de reexpresión establecido por la Resolución Técnica (RT) N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.). De acuerdo con el Decreto 664/2003 del Poder Ejecutivo Nacional y la Resolución General N° 441 de la Comisión Nacional de Valores, la Sociedad Cooperativa discontinuó la aplicación de dicho método y, por lo tanto, no reconoció contablemente los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1° de marzo de 2003. Las normas contables profesionales mantienen vigente la aplicación de este método. Los efectos de no haber reconocido dichas variaciones han sido significativos en relación con los presentes estados contables. De haberse reconocido los efectos de dichas variaciones, (a) el patrimonio neto de la Sociedad al 30 de junio de 2003 hubiera disminuído y el resultado por el ejercicio terminado en dicha fecha hubiera disminuído en aproximadamente 18.866.272 y 12.254.929, respectivamente y (b) los rubros presentados al 30 de junio de 2002 con fines comparativos se hubieran reexpresado para reconocer los efectos de las variaciones en el poder adquisitivo de la moneda a partir del 1° de marzo de 2003.

Se resume a continuación la siguiente información patrimonial y de resultados, expresada en moneda homogénea de acuerdo con el método de la RT N° 6 de la F.A.C.P.C.E. y requerida por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires.

CONCEPTOS	2003	2002
Activo corriente	296.395.668	357.460.356
Activo no corriente	657.789.579	778.691.955
Total activo	954.185.247	1.136.152.311
Pasivo	648.387.840	551.836.364
Pasivo no corriente	119.810.028	374.057.200
Total pasivo	768.197.868	925.893.564
Patrimonio coop. neto	185.987.379	210.258.747
Total pasivo más patrimonio coop. neto	954.185.247	1.136.152.311
Resultado del ejercicio	(6.649.600)	(351.166.068)

1.2. NORMAS CONTABLES PROFESIONALES

La Federación Argentina de Consejos Profesionales de Ciencias Económicas aprobó las Resoluciones Técnicas Nros. 16 a 20, que incorporan cambios a las normas contables profesionales de valuación y exposición. Dichas normas fueron aprobadas, con ciertas modificaciones, por el Consejo Profesional de Ciencias Económicas de la ciudad Autónoma de Buenos Aires, con vigencia obligatoria para la Sociedad Cooperativa para el ejercicio iniciado el 1° de julio de 2002 y los ejercicios intermedios correspondientes a dicho ejercicio. Dichas normas contables introducen cambios de criterios de medición de la situación patrimonial y los resultados de la Sociedad Cooperativa y nuevos requerimientos de exposición. Los cambios que pueden resultar de mayor relevancia para la Sociedad Cooperativa se detallan a continuación:

a) Se requiere aplicar valores descontados para la medición de créditos y pasivos no comerciales ni financieros y de créditos y pasivos financieros sin interés (o con tasa de interés inferior a mercado).

b) Se requiere valuar al valor neto de realización a los bienes de cambio sobre los que se hayan recibido anticipos que fijen precio y las condiciones contractuales de la operación aseguren la efectiva concreción de la venta y la ganancia.

c) Se precisan los criterios para el reconocimiento de bienes intangibles, se establecen prohibiciones expresas de activación (gastos de investigación, publicidad, reorganización, entrenamiento, etc.); se admite la activación de costos de organización y costos preoperativos (sólo los costos directos e incrementales respecto de los que el ente hubiera tenido en caso de no iniciarse la nueva operación o actividad) con una presunción de vida útil máxima de cinco años.

d) Se admite no amortizar los activos intangibles cuando no existan factores que limiten su vida útil; y salvo para los costos de organización y preoperativos, no se establece presunción de vida útil. La Sociedad deberá exponer los factores considerados para su estimación, incluso cuando se opte por amortizar un activo con vida útil indefinida.

e) Se establecen cambios en la frecuencia y metodología para la comparación con valores recuperables de los bienes de uso, bienes intangibles y participaciones permanentes valuadas al valor patrimonial proporcional.

f) Se requiere la consolidación proporcional (en los estados contables consolidados) en el caso de control conjunto de sociedades.

g) Se establece la obligatoriedad de constituir pasivos por vacaciones (integral para todo tipo de personal) y planes de pensión.

h) Se establecen condiciones para registrar pasivos por reestructuración y se define que debe incluirse o excluirse del pasivo a registrar.

i) Se establecen las normas de conversión a aplicar a las inversiones en entidades del exterior, según se las considere integradas o no integradas y que ciertas diferencias de conversión originadas por las inversiones en entidades en el exterior no integradas se imputarán a una cuenta especial y no serán incluidas en el resultado del ejercicio.

j) Se incorporan cambios en las normas de exposición, entre ellas: a) un nuevo estado de flujo de efectivo con clasificación de las actividades en operativas, de inversión y de financiación; b) exposición de información por segmentos; c) el balance general de un período intermedio deberá compararse con el último ejercicio anual;

d) se requiere exponer en la información complementaria mayor detalle sobre operaciones discontinuadas, metodología y efectos de la conversión de los estados contables de las subsidiarias en el exterior, contingencias, el valor corriente de los instrumentos financieros y la metodología empleada para el cálculo de dicho valor corriente, las concentraciones de riesgo crediticio y políticas de cobertura empleadas por la Sociedad.

La Comisión Nacional de Valores, ha emitido con fecha 14 de enero de 2003, su Resolución General N° 434, según la cual adopta, con vigencia obligatoria para ejercicios que se inicien a partir del 1° de enero de 2003, las normas contables profesionales previamente mencionadas, sin modificar aquellas de aspecto relevante para la Sociedad Cooperativa y admitiendo su aplicación anticipada.

Los efectos de los cambios de normas contables al comienzo de su primer ejercicio de aplicación deben ser registrados en forma retroactiva. Sin embargo, las nuevas normas contables requieren no corregir los saldos determinados con anterioridad a su vigencia por los cambios identificados en los incisos c), d), e) e i) precedentes.

La Sociedad Cooperativa se encuentra analizando los efectos de los cambios incorporados por las nuevas resoluciones técnicas pero no ha realizado aún una cuantificación de los mismos, no habiendo hecho uso de la posibilidad otorgada por la Comisión Nacional de Valores para la aplicación anticipada de estas normas. Los efectos de las nuevas resoluciones técnicas serán incorporadas en los estados contables de la Sociedad Cooperativa a partir del 1° de julio de 2003, fecha de inicio del primer ejercicio de aplicación obligatoria, según lo establecido por la Resolución General N° 434 de la Comisión Nacional de Valores.

2. CRITERIOS DE VALUACIÓN

2.1. DISPONIBILIDADES, CRÉDITOS Y DEUDAS

- En moneda nacional: a su valor nominal.
- En moneda extranjera: se convirtieron a los tipos de cambio vigentes al cierre de cada ejercicio para la liquidación de estas operaciones. El detalle respectivo se expone en el Anexo G. Las diferencias de cambio fueron imputadas a los resultados de cada ejercicio, excepto por lo explicado en la nota 2.11.
- Caja de ahorros: se valuaron a su valor nominal, más el interés devengado hasta la fecha de cierre de cada ejercicio. Debido a su liquidez y disponibilidad inmediata se han expuesto dentro del rubro disponibilidades.
- Bonos Nacionales y Provinciales: se valuaron a su valor neto de realización al cierre de cada ejercicio.

Los créditos y deudas incluyen la porción devengada de los resultados financieros pertinentes hasta el cierre de cada ejercicio, habiéndose segregado los componentes financieros implícitos correspondientes en los créditos y pasivos comerciales.

La Sociedad Cooperativa mantiene el criterio de acumular las vacaciones devengadas y no gozadas de su personal en función al mayor costo por plus vacacional.

2.2. INVERSIONES CORRIENTES

- Inversiones Bancarias y Depósitos a plazo fijo: se valuaron a su valor nominal, convertido al tipo de cambio comprador vigente en caso de corresponder a saldos en moneda extranjera, más los intereses devengados al cierre de cada ejercicio.
- Títulos Públicos sin cotización: se valuaron a su valor técnico al cierre de cada ejercicio.

2.3. BIENES DE CAMBIO

- Productos Terminados: al menor valor entre el costo de reproducción al cierre de cada ejercicio y el valor neto de realización a dicha fecha.
- Producción en Proceso: al costo de reposición al cierre de cada ejercicio.
- Almacenes: al costo reposición al cierre de cada ejercicio.
- Ordenes a Facturar: representativas de trabajos en curso, por cuenta de terceros, al costo incurrido reexpresado de acuerdo a lo mencionado en la nota 1.1.

El valor de los bienes de cambio, considerados en su conjunto, no supera su valor recuperable.

2.4. INVERSIONES NO CORRIENTES Y OTROS PASIVOS POR INVERSIONES

- Participación en sociedades controladas y vinculadas: al valor patrimonial proporcional calculado sobre la base de estados contables al 30 de junio de 2003 y 2002, con informe del auditor, excepto por las participaciones en SanCor Dairy Corporation, SanCor do Brasil Produtos Alimentícios Ltda. y SanCor México S.R.L., las cuales fueron valuadas al valor patrimonial proporcional sobre la base de información contable no auditada al 30 de junio de 2003 y 2002. Los criterios contables utilizados por las sociedades controladas son similares a los utilizados por la Sociedad Cooperativa controlante.
- Participación en entidades cooperativas: al valor de costo histórico con el límite del valor patrimonial proporcional al cierre de cada ejercicio.
- Inversiones en títulos: Con fecha 7 de diciembre de 2001, la Sociedad Cooperativa celebró diversos contratos con ArsCap S.A., agente fiduciario del fideicomiso financiero denominado «Consortium Fideicomiso Financiero» (CFF), a través de los cuales realizó: (a) la cesión de los créditos que poseía con ProBenefit S.A., originados por la venta de su participación en el capital de SanCor Seguros de Retiro S.A. y Trayectoria Cía. de Seguros de Vida S.A. (b) la venta de 2.416.000 títulos de obligaciones negociables emitidas por ProBenefit S.A. y (c) la venta de su participación en el capital de Prevención ART y Patrulla S.A. El precio total pactado por estas operaciones ascendió originalmente a USD 8.320.000 a ser cancelados mediante la transferencia a favor de la Sociedad Cooperativa de títulos valores de deuda subordinada del fideicomiso financiero CFF.

Posteriormente, el 27 de junio de 2002, en virtud de las diversas medidas adoptadas por el Gobierno Nacional en materia de pesificación y renegociación de contratos, principal-

mente a partir de la Ley 25.561 de Emergencia Económica, mencionadas en la nota 13 a), fueron modificadas mediante un acuerdo entre las partes, las condiciones de emisión de los títulos del fideicomiso financiero CFF, quedando establecido el derecho de la Sociedad Cooperativa en 3.030.000 títulos de deuda subordinada de valor nominal un dólar estadounidense cada uno, de los cuales 1.739.000 fueron posteriormente cedidos a Patrulla S.A.

En septiembre de 2002, la Sociedad Cooperativa recibió de su sociedad controlada Integral Insumos S.C. la cantidad de 2.630.000 certificados de participación clase «A» del fideicomiso financiero CFF de valor nominal un dólar estadounidense cada uno.

El 12 de diciembre de 2002, ante la demora en obtenerse la autorización de la oferta pública de los mencionados títulos del fideicomiso financiero CFF, la Sociedad Cooperativa acordó con ArsCap S.A., el canje de los derechos a recibir títulos de CFF por títulos emitidos y en circulación representativos de deuda fiduciaria correspondiente a TC/Cap Fideicomiso Financiero por un valor nominal de USD 3.941.000 los que, de acuerdo a lo evaluado por la Sociedad Cooperativa poseen mejores condiciones que los títulos CFF al contar con oferta pública autorizada por la CNV, estar en circulación y tener una calificación de riesgo BBB.

De acuerdo a lo que surge de los estados contables del fideicomiso financiero TC/CAP al 31 de marzo de 2003, últimos estados contables emitidos, su activo se encuentra principalmente constituido por una participación accionaria en una sociedad de inversión.

Al 30 de junio de 2003 los mencionados títulos han sido valuados a su valor nominal, expresados en pesos al tipo de cambio comprador vigente a dicha fecha, mas el interés devengado de acuerdo a las pautas establecidas en el contrato de Fideicomiso Financiero.

- Otros pasivos por inversiones: corresponde a la participación en ciertas sociedades controladas que al cierre de cada ejercicio, presentan patrimonio neto negativo. El detalle de las mismas se expone en el Anexo C. Dado que la Sociedad Cooperativa asume que regularizará dicho déficit, ha expuesto su participación en las mencionadas inversiones, calculada como se explica en el primer párrafo de esta nota, en el rubro «Otras deudas» del pasivo corriente a cada fecha.

2.5. BIENES DE USO

Los rubros de terrenos, edificios, maquinarias, cercos e instalaciones y rodados fueron revaluados técnicamente por peritos independientes al 30 de junio de 1990. Dichos valores fueron reexpresados de acuerdo a lo mencionado en la nota 1.1. Las vidas útiles y el valor residual técnico a esa fecha, fueron determinados por los peritos independientes.

El mayor valor generado por la utilización de valores corrientes a la fecha del revalúo técnico, neto de las desafectaciones por depreciaciones y bajas posteriores, ha sido reexpresado de acuerdo a lo mencionado en la nota 1.1. y se expone en la cuenta «Reserva por Revalúo Técnico de Bienes de Uso», formando parte del Patrimonio Neto.

Los restantes rubros y las incorporaciones posteriores al 30 de junio de 1990 a los rubros revaluados mencionados en el párrafo anterior, se valuaron según su costo de adquisición

reexpresado de acuerdo a lo mencionado en la nota 1.1., menos las correspondientes depreciaciones acumuladas calculadas proporcionalmente a los meses de vida útil estimada al cierre de cada ejercicio.

Al 30 de junio de 2003, luego del efecto retroactivo al cambio de criterio que se menciona en la nota 2.11., los bienes de uso incluyen diferencias de cambio activadas, netas de depreciación, por un importe de 14.017.067 (56.647.305 al 30 de junio de 2002), que excede los valores ajustados por inflación de dichos activos, de acuerdo a lo establecido por la Resolución General N° 398 de la CNV que se menciona en la nota 2.11.

El valor de estos bienes, considerados en su conjunto, no supera su valor recuperable.

2.6. BIENES INMATERIALES

Al costo incurrido reexpresado según se indica en nota 1.1., menos la correspondiente amortización acumulada. El valor de estos bienes, considerados en su conjunto, no supera su valor recuperable.

2.7. CARGOS DIFERIDOS

Corresponde a gastos pagados por adelantado, software adquirido y desarrollos de sistemas informáticos, valuados al costo incurrido reexpresado según se indica en nota 1.1., menos la correspondiente amortización acumulada, calculada en base a los meses de diferimiento establecidos.

2.8. OTROS ACTIVOS

Corresponde a envases valuados al menor valor entre el costo de reposición y el valor neto de realización al cierre de cada ejercicio.

2.9. PREVISIONES

- Para cuentas incobrables: cubre créditos en gestión judicial sin garantías prendaria y/o hipotecaria y otros créditos, identificados como de dudosa recuperabilidad sobre la base de un análisis individual de la cartera. En su cuantificación se ha considerado el informe de los abogados.
- Para obsolescencia: se ha constituido para reducir a su valor probable de realización el valor de libros de ciertas existencias de insumos de lenta rotación e improbable utilización. En su cuantificación se han tenido en cuenta las proyecciones de ventas y/o consumos de la Sociedad Cooperativa.
- Para juicios: cubre contingencias desfavorables que podrían originar obligaciones para la Sociedad Cooperativa, originadas en situaciones existentes a la fecha de cierre de cada ejercicio, que tienen un elevado grado de probabilidad de ocurrencia y que son susceptibles de cuantificar. En dicha evaluación y cuantificación se ha considerado el informe de los abogados.

2.10. CUENTAS DEL PATRIMONIO COOPERATIVO NETO

Se encuentran reexpresadas, de acuerdo a lo mencionado en nota 1.1., excepto las cuentas Capital Suscripto y Asociados Suscriptores, las cuales se han mantenido por sus valores de origen. El ajuste derivado de su reexpresión se expone en las cuentas Ajuste del Capital y Ajuste Global del Patrimonio Cooperativo Neto.

El estatuto social establece que el capital suscripto, conjuntamente con las reservas y fondos, deberá ser suficiente al cierre de cada ejercicio para cubrir un máximo del 50 % del Activo, según lo determine el Consejo de Administración, para lo cual deberá considerar el programa de inmovilizaciones y las posibilidades de financiamiento externo.

La integración del capital suscripto determinado de conformidad con la modalidad descripta en el párrafo anterior se realizará principalmente mediante capitalización de utilidades o la acreditación a las cooperativas asociadas de un porcentaje sobre el monto de la producción entregada que es determinado por el Consejo de Administración hasta el límite del 5 % establecido en el artículo 10 de los estatutos sociales.

En el estado de evolución del Patrimonio Cooperativo Neto al 30 de junio de 2002 se ha registrado un ajuste de ejercicios anteriores correspondiente al cambio en el criterio de valuación de los bienes de cambio realizado durante el ejercicio finalizado en dicha fecha. El mencionado cambio ha sido registrado en forma retroactiva al inicio del ejercicio finalizado al 30 de junio de 2002 por 30.336.041.

Tal como se menciona en la nota 2.11., al 30 de junio de 2002, la Sociedad Cooperativa había activado en sus bienes de uso diferencias de cambio originadas en pasivos en moneda extranjera existentes al 6 de enero de 2002 vinculados tanto en forma directa como indirecta en la financiación de dichos bienes. Durante el presente ejercicio, la Sociedad Cooperativa modificó el criterio utilizado decidiendo activar sólo las diferencias de cambio originadas en pasivos en moneda extranjera existentes al 6 de enero de 2002 que hubieran financiado en forma directa la adquisición de los mencionados bienes de uso. Este cambio de criterio fue realizado en forma retroactiva sobre los estados contables al 30 de junio de 2002 presentados con propósitos comparativos, registrando un ajuste de ejercicios anteriores por 125.535.187.

2.11. CUENTAS DEL ESTADO DE RESULTADOS

Las cuentas que acumulan operaciones monetarias ocurridas a lo largo de cada ejercicio (ventas, compras, gastos de comercialización, administración y fabricación, etc.) se computaron por su valor nominal reexpresadas según se menciona en nota 1.1. mediante la aplicación de los coeficientes correspondientes al mes de devengamiento. Los resultados por tenencia de bienes de cambio y otros insumos devengados durante cada ejercicio han sido segregados del costo y expuestos en la línea de resultados financieros y por tenencia correspondiente.

Los cargos por consumos de activos no monetarios se determinaron en función de los importes reexpresados de tales activos.
La Sociedad Cooperativa ha segregado los componentes financieros implícitos devengados durante cada ejercicio, de los saldos de créditos y deudas comerciales y de los correspondientes ingresos y gastos en la medida que fuesen significativos.

Bajo la denominación de «Resultados Financieros y por Tenencia» se exponen en forma conjunta a) las ganancias y costos financieros en términos reales, b) los resultados por tenencia de bienes de cambio e insumos en términos reales y c) el efecto de la inflación general sobre los activos y pasivos monetarios, discriminados en los generados por activos y por pasivos, de acuerdo al siguiente detalle:

CONCEPTOS	(Ganancia) Pérdida 2003	2002
Resultados financieros y por tenencia generados por activos		
- Intereses y diferencias de cambio	31.171.031	(11.031.096)
- Intereses implícitos en créditos	(15.400.743)	(20.709.910)
- Resultado por tenencia de bienes de cambio	5.196.587	(1.403.268)
- Resultado por tenencia de almacenes y envases	5.859.713	5.981.066
- Resultado por exposición a la Inflación	17.327.598	174.418.628
TOTAL GENERADO POR ACTIVOS	44.154.186	147.255.420
Resultados financieros y por tenencia generados por pasivos		
- Intereses y diferencias de cambio	(105.517.935)	318.174.647
- Intereses implícitos en deudas	17.710.338	34.144.397
- Resultado por exposición a la inflación	(21.202.151)	(202.353.049)
TOTAL GENERADO POR PASIVOS	(109.009.748)	149.965.995

La Resolución General N° 398 de la CNV admite, como tratamiento de excepción, que las diferencias de cambio originadas a partir del 6 de enero de 2002 correspondientes a pasivos en moneda extranjera existentes a dicha fecha, se imputen a los valores de costo de los activos adquiridos, o construidos mediante esa financiación, en la medida que se cumplan una serie de condiciones y modalidades establecidas en dicha norma, y sea directa la relación entre la financiación y la adquisición, construcción o producción de los activos que califican para recibir la imputación de las diferencias de cambio (bienes de uso, bienes intangibles e inversiones permanentes en otras sociedades constituidas en el país y en existencia al 6 de enero de 2002). Se entiende por tal financiación, total o parcial, la otorgada por el proveedor de los bienes, facturados en moneda extranjera, o la obtenida con idéntico destino de entidades financieras. En los casos en que la relación entre la financiación y la adquisición, o producción o construcción de los activos que califican, no sea directa, dichas diferencias de cambio también podrán imputarse, bajo ciertas condiciones, a los valores de costo de dichos activos.

Al 30 de junio de 2002, la Sociedad Cooperativa había hecho uso de la opción establecida por la mencionada Resolución, activando en sus bienes de uso las diferencias de cambio originadas en pasivos en moneda extranjera existentes al 6 de enero de 2002 vinculadas tanto en forma directa como indirecta con dichos bienes de uso. De acuerdo a lo mencionado, los bienes de uso a dicha fecha incluían diferencias de cambio acumuladas, netas de depreciación, por la suma de 182.182.492.

Durante el presente ejercicio, la Sociedad Cooperativa modificó el criterio utilizado a fin de activar en sus bienes de uso diferencias de cambio, adoptando el criterio de activar sólo aquellas originadas en pasivos en moneda extranjera existentes al 6 de enero de 2002 cuya vinculación con la financiación de bienes de uso fuera directa, en línea con lo admitido por la Resolución General N° 398 de la C.N.V. y la Resolución MD 3/02 de

C.P.C.E.C.A.B.A. Este cambio de criterio se ha implementado para una mejor exposición de la información sobre los resultados financieros que afectan cada uno de los ejercicios presentados, considerando la evolución de las variables macroeconómicas (evolución de la inflación y del tipo de cambio). El mencionado cambio de criterio fue realizado en forma retroactiva al inicio del ejercicio registrándose por lo tanto un ajuste de ejercicios anteriores por 125.535.187.

Al 30 de junio de 2003, los bienes de uso de la Sociedad Cooperativa incluyen diferencias de cambio acumuladas, netas de depreciación, por un importe de 14.017.067 (56.647.305 al 30 de junio de 2002), que excede los valores ajustados por inflación de dichos activos. El Anexo G incluye los pasivos en moneda extranjera existentes al 6 de enero de 2002 que financiaron dichos activos y que se mantienen a la fecha de cierre del presente ejercicio.

Durante el ejercicio finalizado el 30 de junio de 2003, luego de dar efecto al ajuste de ejercicios anteriores mencionado precedentemente, la Sociedad Cooperativa ha desafectado del rubro bienes de uso e imputado a resultados pérdidas por diferencias de cambio previamente activados por un importe de 42.630.238 debido al efecto de la inflación, a la disminución del tipo de cambio respecto del cierre al 30 de junio de 2002 y a la depreciación de los bienes de uso en el ejercicio.

Por otra parte y de acuerdo con las normas vigentes del I.N.A.E.S., la Sociedad Cooperativa expone el Estado de Resultados clasificado en «rubros de explotación» y «operaciones con no asociados», de acuerdo con los siguientes criterios:

- Las ventas se asignan en forma directa, en función de las unidades y precios comercializados en cada caso.
- Los costos directos, por definición, se imputan a cada uno de los productos involucrados en cada rubro.
- Los costos indirectos se prorratean de acuerdo a diversos criterios que, en general, se relacionan con el nivel de actividad afectado para cada producto.

3. EVOLUCIÓN DE LA CUENTA AJUSTE DEL CAPITAL

Saldo al 30 de junio de 1993				25.086.588
CAPITALIZACION DISPUESTA POR ASAMBLEA GENERAL		**AUMENTO DEL EJERCICIO**		
FECHA	**IMPORTE**	**FINALIZADO EN EL AÑO**	**IMPORTE**	
29/10/1993	(2.494.408)	-	-	(2.494.408)
30/09/1994	(310.612)	1994	310.612	-
29/09/1995	(9.785.985)	1995	9.739.384	(46.601)
27/09/1996	(603.228)	1996	603.228	-
27/09/2002	(110.388.274)	2002	113.027.788	2.639.514
		2003	12.483.582	12.483.582
Saldo al 30 de junio de 2003				37.668.675

4. APERTURA DE COLOCACIONES DE FONDOS, CREDITOS Y PASIVOS

PLAZO	COLOCACIONES DE FONDOS	CREDITOS (1)	PASIVOS: DEUDAS FINANCIERAS (2) (5)	PASIVOS: OTRAS DEUDAS (3)
Sin Plazo	-	62.260.422	782.739	18.418.266
Con Plazo				
- Vencido:				
Hasta tres meses	-	28.746.489	48.193.271	11.746.972
De tres a seis meses	-	8.187.956	30.279.685	1.477.550
De seis a nueve meses	-	9.938.890	77.587.419	4.883.231
De nueve a doce meses	-	13.003.000	25.921.818	252.826
De uno a dos años	-	3.548.418	53.012.391	1.079.710
De dos a tres años	-	166.612	-	605.424
De tres a cuatro años	-	-	-	9.941
Más de cuatro años	-	-	-	282.015
Total vencido		63.591.365	234.994.584	20.337.669
- A Vencer				
Hasta tres meses	-	98.259.361	35.604.882	139.583.359
De tres a seis meses	15.724	1.252.802	44.630.244	33.090.827
De seis a nueve meses	-	366.707	107.859.451	4.876.338
De nueve a doce meses	-	710.219	3.500.000	4.709.481
De uno a dos años	-	2.549.660	63.000.000	13.583.833
De dos a tres años	-	2.110.423	-	11.154.663
De tres a cuatro años	-	193.830	-	8.816.709
Más de cuatro años	-	61.723	-	8.900.408
Total a vencer	15.724	105.504.725	254.594.577	224.715.618
Total con plazo	15.724	169.096.090	489.589.161	245.053.287
Total	15.724	231.356.512	490.371.900	263.471.553
			(4)	

(1) Incluye los créditos por ventas corrientes y otros créditos corrientes y no corrientes, excluidas las previsiones para deudores incobrables.

(2) Incluye las deudas bancarias y financieras.

(3) Incluye el pasivo total excluidas las deudas bancarias y financieras y las previsiones.

(4) La tasa de interés promedio ponderada variable de las deudas financieras asciende a 0,70 % mensual.

(5) La Sociedad Cooperativa ha clasificado dentro de las categorías a vencer, de acuerdo a las pautas originales de los contratos firmados, el préstamo de las FRN, el préstamo de la IFC y otros préstamos menores en los que se han generado incumplimientos en el pago de ciertas cuotas de capital e interés, teniendo en cuenta el éxito que se espera en las negociaciones actualmente en proceso con los acreedores a fin de establecer un nuevo calendario de pago.

5. BIENES DE DISPONIBILIDAD RESTRINGIDA Y GARANTÍAS OTORGADAS

La Sociedad Cooperativa tiene, al cierre del ejercicio, bienes, básicamente maquinarias, inmuebles, mercadería y marcas, gravados con derechos reales por un importe en valores constantes de 332.940.346 y 444.798.425 en garantía de pasivos financieros y comer-

ciales por 381.798.620 y 569.548.141, para los ejercicios finalizados al 30 de junio de 2003 y 2002, respectivamente.

Los bienes en garantía y su valor de libros al 30 de junio de 2003 y 2002 son los siguientes:

	VALOR DE LIBROS	
CONCEPTOS	**2003**	**2002**
Maquinarias prendadas	141.487.023	204.334.532
Inmuebles hipotecados	134.233.479	178.577.553
Mercadería prendada y warrants constituidos	57.093.820	61.791.658
Marcas prendadas	126.024	94.682
Total	332.940.346	444.798.425

Asimismo, la Sociedad Cooperativa en su carácter de accionista de Arla Foods Ingredients S.A. ha otorgado garantías sobre una deuda de dicha sociedad contraída con The Investment Fund for Emerging Markets (IFV) por un monto de US$ 4,000,000 más los correspondientes intereses. Asimismo, ha celebrado un Project Fund Agreement juntamente con Arla Foods A.M.B.A., DEG, Rabobank Netherlands branch y Rabobank New York, por el cual los accionistas de Arla Foods Ingredients S.A. se comprometían a depositar los fondos necesarios para concretar el proyecto de construcción y puesta en marcha de la planta procesadora de suero. En garantía del cumplimiento de las obligaciones asumidas, los accionistas de dicha sociedad celebraron un contrato de prenda en primer grado sobre las acciones de la mencionada sociedad.

Por último, en la nota 12 se describen las características de las garantías otorgadas por la Sociedad Cooperativa, en relación con ciertos préstamos otorgados a las cooperativas primarias.

6. OPERACIONES CON ENTIDADES CONTROLADAS Y VINCULADAS

Los saldos y operaciones con las entidades controladas y vinculadas incluidas en el Anexo C son los siguientes:

CONCEPTOS		**2003**	**2002**
Activo corriente			
Créditos por ventas	(1)	19.325.578	33.332.834
Otros créditos	(2)	14.818.457	23.688.937
Activo no corriente			
Otros créditos	(3)	17.012.564	45.724.606
Pasivo corriente			
Deudas comerciales	(4)	(11.692.489)	(12.884.236)
Otras deudas	(5)	(93.998)	(5.693.642)
Ventas de bienes y servicios	(6)	25.709.673	49.523.244
Comisiones/bonificaciones - (Pérdida) / Ganancia		(706.579)	(283.992)
Compra de productos		1.259.388	-
Gastos de administración y comercialización	(7)	2.258.213	3.651.171

(1) Incluye entre otras: «SanCor Do Brasil S.R.L.» 18.194.492 y 31.713.636, «San Marco S.A.» 451.447 y 729.793, «Aproagro S.A.» 84.624 y 389.354 y «Arla Foods Ingredients S.A.» 572.667 (2003).

(2) Incluye entre otras: «El Hornero S.C.» 13.142.680 y 14.346.902, «Amplicampo Inversora S.A.» 7.715.081 (2002), «Arla Foods Ingredients S.A.» 733.878 y 615.977, «Integral Insumos S.C.» 467.404 (2003), «Aproagro S.A.» 344.126 (2003), «Coop Publicidad S.C.» 157.421 (2002) y «SanCor Dairy Corp.» 576.740 (2002).

(3) Incluye: «Amplicampo Inversora S.A.» 8.452.971 (2003), «Integral Insumos S.C.» 37.486.888 (2002) y «San Marco S.A.» 8.559.593 y 8.237.718.

(4) Incluye: «Sodecar S.A.» 2.518.828 y 7.601.740, «San Marco S.A.» 6.912.855 y 234.875, «Aproagro S.A.» 605.600 y 4.352.111, «Arla Foods Ingredients S.A.» 1.266.741 (2003), «Integral Insumos S.C.» 330.324 y 363.858 y «Coop Publicidad S.C.» 331.652 (2002).

(5) Incluye entre otras: «Arla Foods Ingredients S.A.» 677.618 (2002), «Integral Insumos S.C.» 16.145 y 406.586, «Amplicampo Inversora S.A.» 2.700.126 (2002) y «Coop Publicidad S.C.» 67.190 (2003).

(6) Incluye entre otras: «SanCor Do Brasil S.R.L.» 22.459.360 y 48.462.703, «Aproagro S.A.» 1.204.643 y 1.024.379 y «Arla Foods Ingredients S.A.» 1.955.823 (2003).

(7) Incluye entre otras: «Aproagro S.A.» 2.130.660 y 3.651.171.

7. RESTRICCIÓN A LA DISTRIBUCIÓN DE RESULTADOS DEL EJERCICIO

De acuerdo con las disposiciones del artículo 42 de la Ley 20.337, los resultados derivados de participaciones en inversiones permanentes y de los otros ingresos y egresos neto, más los resultados positivos de las operaciones con no asociados, deberán destinarse a la cuenta «Reserva Especial (art. 42 Ley 20.337)».

8. OTROS EGRESOS NETO

La composición de los otros egresos neto al cierre de cada ejercicio es la siguiente:

	Ganancia (Pérdida)	
CONCEPTOS	**2003**	**2002**
Ingresos:		
Ingresos por desafiliación de cooperativas	4.399.199	904.245
Resultado venta almacenes y material rezago	184.870	117.648
Resultados por disposición de participaciones en otras entidades	-	570.382
Egresos:		
Indemnizaciones al personal	(12.968.324)	(4.339.189)
Capacidad de planta ociosa	(10.347.000)	-
Régimen de retiro anticipado	(6.343.780)	(9.336.722)
Desvalorización de bonos nacionales y provinciales	(2.202.054)	(6.245.651)
Consignaciones	(833.657)	(353.785)
Resultado venta bienes de uso	(721.292)	195.050
Servicios y Obras a Cooperativas	(588.954)	(283.100)
Diversos	(2.564.080)	(8.332.010)
TOTAL OTROS EGRESOS NETO	(31.985.072)	(27.103.132)

Los Estatutos Sociales establecen la aplicación de sanciones a las cooperativas primarias cuyas acciones no sean acordes con los mismos o con las políticas de la Sociedad Cooperativa. En casos de alta gravedad, dichas sanciones implican exclusión y la pérdida de los derechos sociales de las cooperativas primarias correspondientes, en concepto de indem-

nización hacia la Sociedad Cooperativa. El criterio asumido por la Sociedad Cooperativa para registrar las mencionadas indemnizaciones consiste en dar de baja los importes incluidos en las cuentas Capital Suscripto y Asociados Suscriptores correspondientes a las cooperativas primarias excluidas con cargo a los resultados del ejercicio. Dicho resultado positivo se expone en la cuenta de ingresos denominada «Ingresos por Desafiliación de Cooperativas» dentro del rubro otros egresos neto.

9. OBLIGACIONES NEGOCIABLES

La Sociedad Cooperativa emitió el 7 de noviembre de 1996 la primera serie de obligaciones negociables por un valor nominal de US$ 50 millones bajo el programa de emisión de obligaciones negociables (el «Programa») que fuera creado por disposición de la Asamblea Ordinaria de Delegados de la Sociedad Cooperativa el 30 de septiembre de 1994. Esta primera serie era cancelable en un solo pago a su vencimiento, el 7 de noviembre de 2001, el cual fue efectivizado en dicha fecha.

La Sociedad Cooperativa, mediante la Asamblea Ordinaria de Delegados de fecha 24 de septiembre de 1999, dispuso un aumento a US$ 300 millones del monto máximo en circulación del Programa mencionado precedentemente, el cuál fue aprobado por la Bolsa de Comercio y la Comisión Nacional de Valores, mediante Certificado Nro. 269 del 25 de julio de 2000. En julio de 2000 la Sociedad Cooperativa emitió la segunda serie de obligaciones negociables por un monto de US$ 94,8 millones, cuyas características se explican en la Nota 11.

10. PRÉSTAMO DE LA INTERNATIONAL FINANCE CORPORATION

El 18 de abril de 1995 se procedió a la firma del contrato de préstamo por el cual la International Finance Corporation (I.F.C.) otorgó a SanCor Cooperativas Unidas Limitada un crédito por US$ 70 millones, el que fue destinado a la financiación parcial del plan de inversiones de la Sociedad Cooperativa aprobado para el ejercicio 1995-1999.

Las características principales del préstamo son las siguientes:

- Línea A: US$ 20 millones, pago semestral, con primera amortización en octubre de 1997 y última en abril de 2005.
- Línea B: US$ 30 millones, pago semestral, con primera amortización en abril de 1997 y última en octubre de 2001.
- Línea C: US$ 20 millones, pago único en junio de 2005, con opción de capitalización por parte de la I.F.C. en eventuales subsidiarias o en SanCor Cooperativas Unidas Limitada, para el supuesto de su transformación en una sociedad con cotización pública.

El préstamo está cubierto con garantías reales en una relación 1,5:1,0. Los intereses son calculados sobre la base de una tasa Libo más una sobretasa, excepto para la Línea C que incluye una tasa adicional mientras no se ejerza la opción mencionada.

Las cláusulas de este contrato obligan a la Sociedad Cooperativa, entre otras cosas, a mantener las garantías del préstamo y ciertas relaciones mínimas de liquidez y endeudamiento, y contar con el consentimiento previo de la I.F.C. para efectuar ciertas transaccio-

nes significativas que puedan modificar su situación patrimonial y financiera (como ser la constitución de garantías, adquisición y disposición de activos, el otorgamiento de préstamos financieros a terceros, etc.).

En el caso de mora en el pago o incumplimiento de alguna de las cláusulas antes citadas por más de 30 días, la I.F.C., previo aviso por notificación escrita a la Sociedad Cooperativa, puede, en caso de no levantarse el incumplimiento, solicitarse la cancelación anticipada del saldo de deuda.

Tal como se mencionó en los estados contables presentados desde el 31 de diciembre de 2001 hasta el 31 de marzo de 2003, la Sociedad Cooperativa había incumplido las relaciones mínimas de liquidez y endeudamiento y, de acuerdo a los presentes estados contables al 30 de junio de 2003, dicho incumplimiento continúa. Cabe mencionar que la Sociedad Cooperativa no ha sido notificada sobre los mencionados incumplimientos.

El 15 de abril de 2002, fecha en la que se produjo el vencimiento de la décima cuota del capital de la línea A por US$ 1,25 millones y de los intereses correspondientes a las líneas A y C por US$ 0,85 millones, la Sociedad Cooperativa presentó a la I.F.C., una propuesta de pago de la cuota de intereses en 4 pagos mensuales consecutivos y le solicitó un tiempo de espera para definir el cronograma de pago de la cuota de capital, una vez que se conozca el plan económico del Gobierno Nacional y su impacto en la evolución de la situación del país y en la Sociedad Cooperativa. La mencionada propuesta fue aceptada verbalmente por los funcionarios de la I.F.C., y la Sociedad Cooperativa ha realizado el pago de las mencionadas cuotas de los intereses de acuerdo con la propuesta antes realizada.

El 15 de octubre de 2002 y el 15 de abril de 2003 vencieron la décima primera y la décimo segunda cuotas de capital de la línea A por US$ 1,25 millones cada una y de los intereses correspondientes a las líneas A y C por US$ 0,84 millones cada una. Las cuotas de capital no han sido canceladas por la Sociedad Cooperativa. Con fecha 16 de mayo de 2003, 30 de mayo de 2003, 30 de junio de 2003 y 31 de julio de 2003, la Sociedad Cooperativa ha pagado US$ 0,35 millones, US$ 0,17 millones, US$ 0,17 millones y US$ 0,23 millones, respectivamente, por intereses adeudados al 31 de octubre de 2002.

A la fecha, de la emisión de los presentes estados contables, la Sociedad Cooperativa continúa realizando gestiones con la I.F.C., para renegociar las cláusulas del contrato de préstamo en función al difícil escenario macroeconómico que atraviesa el país. Dicha negociación se está realizando en el marco de un proceso de reestructuración global de todos sus pasivos financieros, que incluye prórroga en los plazos de vencimientos y reducciones en las tasas de interés originalmente pactadas.

Consecuentemente, y en función de las negociaciones mencionadas precedentemente, la Sociedad Cooperativa continúa clasificando dichas deudas financieras como corrientes y no corrientes en sus estados contables al 30 de junio de 2003 (que a dicha fecha ascienden a US$ 6.250.000, equivalente a $ 17.500.000, como corriente y US$ 22.500.000, equivalente a $ 63.000.000, como no corriente) de acuerdo a las condiciones originales del citado contrato de préstamo.

11. FLOATING RATE NOTES

Con fecha 27 de julio de 2000 la Sociedad Cooperativa ha emitido la segunda serie de obligaciones negociables denominadas «floating rate notes», por un monto de US$ 94,8

millones correspondientes al Programa para la emisión de Obligaciones Negociables de la Sociedad Cooperativa elevado a US$ 300 millones, según se menciona en la nota 9.

En esta oportunidad, el precio de la emisión se realizó a la par, el interés se calcula de acuerdo a la evolución de las tasas Badlar y Libor, los pagos de interés son trimestrales (14 cuotas) a partir del 27 de octubre de 2000 y la amortización del capital se realiza en 13 cuotas, la primera semestral y las restantes trimestrales, a partir del 29 de enero de 2001.

La Sociedad Cooperativa ha garantizado la totalidad de esta serie con prendas e hipotecas reales sobre ciertos activos.

Los fondos netos recibidos de la emisión de la segunda serie de las obligaciones negociables Clase 2 por un valor nominal de US$ 19 millones, y Clase 3 por un valor nominal de US$ 75,8 millones, fueron aplicados en su totalidad, con fecha 27 de julio de 2000, a la cancelación de un préstamo puente por US$ 94,8 millones recibido el 27 de enero de 2000, de acuerdo al siguiente detalle:

CONCEPTO	US$
Citibank N.A.	15.000.000
Rabobank International	15.000.000
Banco Río de la Plata S.A.	15.000.000
Banco de la Nación Argentina	15.000.000
Banca Nazionale del Lavoro S.A.	6.500.000
Banco de la Provincia de Buenos Aires	6.100.000
Banco Societé Generale S.A.	5.000.000
Vereins-Un Westbank AG	4.000.000
Banco del Suquía S.A.	3.100.000
Banco de Galicia y Buenos Aires S.A.	3.050.000
Banco Sudameris Argentina S.A.	3.050.000
Banco de la Ciudad dè Buenos Aires	2.000.000
Banco General de Negocios S.A.	1.000.000
Nuevo Banco de Santa Fe S.A.	1.000.000
Fondos recibidos de la emisión	94.800.000

Las cláusulas del programa de emisión de las obligaciones negociables de esta serie obligan a la Sociedad Cooperativa a mantener ciertos ratios financieros mínimos, los cuales se calculan trimestralmente.

El no cumplimiento de dichos ratios o de alguna de las obligaciones adicionales establecidas en el programa mencionado por un período de más de 45 días desde el momento en que la Sociedad Cooperativa hubiera sido notificada por el Fiduciario, o desde que cualquier Tenedor hubiera notificado a la Sociedad Cooperativa y al Fiduciario, especificando dicho incumplimiento y solicitado su reparación, ubica a la Sociedad Cooperativa en situación de incumplimiento, y el Fiduciario o los Tenedores de al menos el 25 % del valor nominal total de los títulos en circulación de cualquier clase podrán, siguiendo ciertas formalidades, declarar el vencimiento anticipado de todos los títulos de dicha clase.
Como consecuencia del incumplimiento de ciertos ratios financieros al 30 de septiembre de 2001, y anticipando los eventuales efectos que la difícil situación macroeconómica del país pudiera tener sobre este hecho, con fecha 17 de septiembre de 2001 la Sociedad

Cooperativa había notificado al Fiduciario el mencionado incumplimiento, como así también su intención de convocar a una asamblea de tenedores para solicitar una dispensa en relación con el mismo y la modificación de los ratios financieros que la Sociedad Cooperativa no había podido cumplir.

El 19 de diciembre de 2001, la Sociedad Cooperativa realizó la asamblea de Tenedores, en la cual se aprobó la solicitud de dispensas respecto del incumplimiento de ciertos índices financieros y del compromiso de no hacer, comprometidos al momento de la emisión de las mencionadas «floating rate notes», como así también la flexibilización de ciertos ratios y compromisos financieros con vigencia desde la fecha de la mencionada asamblea hasta los estados contables anuales al 30 de junio de 2002.

Tal como se mencionó en los estados contables presentados desde el 31 de diciembre de 2001 hasta el 31 de marzo de 2003, la Sociedad Cooperativa había incumplido los ratios financieros que habían sido renegociados en la mencionada asamblea de tenedores. Al 30 de junio de 2003, de acuerdo con los presentes estados contables, dicho incumplimiento continúa.

El 28 de enero y el 29 de abril de 2002, la Sociedad Cooperativa, basada en una propuesta de pago presentada a los Tenedores en la que se realizó una reducción del 33% sobre la tasa vigente para ese período (29/10/2001 a 28/01/2002), efectuó pagos parciales de la cuota de interés del 28 de enero de 2002 por un total de US$ 2.583.000. Posteriormente, se efectuó una nueva propuesta de pago para la cuota de interés con vencimiento el 29 de abril de 2002, recalculando la misma en función de una tasa fija en lugar de la tasa Badlar establecida en el contrato, y ofreciendo la cancelación de este monto en cuatro cuotas mensuales y consecutivas, las que se abonaron en su totalidad. De igual modo, para la cuota de interés con vencimiento el 29 de julio de 2002, recalculada con igual procedimiento que el utilizado para la cuota con vencimiento el 29 de abril de 2002, la Sociedad Cooperativa presentó una propuesta de pago en cuatro cuotas mensuales y consecutivas a partir del mes de agosto de 2002. A la fecha de emisión de los presentes estados contables, la Sociedad Cooperativa ha abonado en término la totalidad de las cuotas mencionadas precedentemente. Los Tenedores de las mencionadas «floating rate notes» aún no han dado su aceptación formal a las propuestas de refinanciación y pago presentadas por la Sociedad Cooperativa que se mencionaron precedentemente.

Adicionalmente, la Sociedad Cooperativa ha registrado los intereses devengados en forma posterior al 29 de julio de 2002 para la Serie 2, a una tasa fija del 8,75%, representativa de la tasa de interés promedio para operaciones en dólares, en concordancia con las tasas de mercado.

Tal como se menciona en los párrafos precedentes, a efectos de registrar los intereses devengados desde el 29 de octubre de 2001 a la fecha, la Sociedad Cooperativa se ha basado en tasas razonables de mercado -compatibles con el período de transición transcurrido, hacia el acuerdo definitivo de reestructuración global de los pasivos financieros-, en lugar de hacerlo de acuerdo a las pautas acordadas en el programa de emisión de las FRN. La Sociedad Cooperativa no ha registrado al 30 de junio de 2003 un mayor importe, sobre la base de su expectativa de éxito en el proceso de negociaciones en curso, que incluye prórrogas en los plazos de vencimiento y reducciones a las tasas de interés originalmente pactadas.
Por otro lado, tal como lo prevé el programa, la falta de pago de cualquier suma adeudada en concepto de capital, intereses, prima o montos adeudados respecto de cualquier título se considera una causal de incumplimiento y debería ser subsanada durante un período de 5 días hábiles, período después del cual el Fiduciario o los Tenedores de al menos el 25 % del

valor nominal total de los títulos en circulación de cualquier clase podrán, siguiendo ciertas formalidades, declarar el vencimiento anticipado de todos los títulos de dicha clase.

Respecto de las cuotas de capital con vencimiento el 28 de enero de 2002, el 28 de abril de 2002, el 29 de julio de 2002, el 28 de octubre de 2002, 26 de enero de 2003 y 26 de abril de 2003, por un total de US$ 27.169.680, dada la actual incertidumbre reinante en el país y las negociaciones encaradas, los tenedores han acordado verbalmente con la Sociedad Cooperativa posponer la definición de la fecha de pago de las mismas, puesto que actualmente no están dadas las condiciones para definir su cronograma de pago.

Con fecha 16 de mayo de 2003, 30 de mayo de 2003, 30 de junio de 2003 y 31 de julio de 2003, la Sociedad Cooperativa ha pagado US$ 780.900, US$ 390.500, US$ 390.500 y US$ 517.800, respectivamente, por intereses adeudados al 31 de octubre de 2002.

A la fecha de la emisión de los presentes estados contables, la Sociedad Cooperativa continúa realizando gestiones para renegociar las cláusulas del presente contrato en función al difícil escenario macroeconómico que atraviesa el país.

12. INTEGRACIÓN DE CAPITAL SUSCRIPTO

La Sociedad Cooperativa tiene como criterio contable exponer los saldos pendientes de integración en el patrimonio cooperativo neto, regularizando la cuenta «capital suscripto», hasta obtener evidencia objetiva de su inminente integración.

Conforme a la ley de Cooperativas las cuotas suscriptas deben ser integradas en un plazo máximo de 5 años. Dado que en junio de 2002 se concentraba una significativa porción de los vencimientos para integrar el capital suscripto, la Sociedad Cooperativa gestionó ante el Banco de la Nación Argentina a favor de las cooperativas asociadas, una línea de crédito por US$ 25 millones amortizable mensualmente en un plazo de 5 años, para cumplir con la integración de los aportes de capital suscriptos. La mencionada línea de préstamo fue posteriormente pesificada al tipo de cambio 1 peso por cada dólar, estando actualmente sujeta a la tasa de interés general para préstamos en pesos del Banco de la Nación Argentina.

Para garantizar el pago del mencionado préstamo, la Sociedad Cooperativa (a) retiene a las cooperativas asociadas un porcentaje de las liquidaciones por leche entregada, (b) constituyó una prenda flotante con registro en primer grado sobre los stocks de productos terminados con un margen de garantía del 150%, y (c) se constituyó en fiador solidario, liso, llano, primero y principal pagador de la obligación, renunciando a los beneficios de excusión, división e interpelación previa al deudor principal.

13. ACONTECIMIENTOS ECONÓMICOS SIGNIFICATIVOS RECIENTES Y MARCHA DE LOS NEGOCIOS EN LA ACTUAL CRISIS ECONÓMICA

a) Acontecimientos económicos significativos recientes.

Durante diciembre de 2001, el Gobierno Nacional dispuso diversas medidas de carácter monetario y de control de cambios, que comprendían principalmente la restricción a la libre disponibilidad de los fondos depositados en el sistema bancario, y la imposibilidad

práctica de realizar transferencias de fondos al exterior, con excepción de aquellas vinculadas al comercio exterior. Posteriormente, el Gobierno declaró el incumplimiento del pago de los servicios de la deuda pública y, el 6 de enero de 2002, el Congreso Nacional sancionó la ley N° 25.561 de Emergencia Pública y Reforma del Régimen Cambiario que implicó un profundo cambio del modelo económico vigente hasta ese momento y la modificación de la ley de convertibilidad vigente desde marzo de 1991, y que faculta al Poder Ejecutivo, entre otros aspectos, a sancionar medidas adicionales de carácter monetario, financiero y cambiario conducentes a superar la actual crisis económica en el mediano plazo.

Posteriormente, se emitieron diversas normas, entre ellas el Decreto N° 214/2002 (Decreto de reordenamiento del sistema financiero) que introdujeron modificaciones a la nueva normativa vigente, siendo las principales: a) la unificación del mercado de cambios en un mercado «libre» para las operaciones de comercio exterior y, con autorización previa del BCRA, las operaciones financieras; b) la pesificación de la economía, a través de la transformación en pesos de los depósitos en dólares mantenidos en instituciones financieras del país a razón de $ 1,40 por cada dólar y de todas las obligaciones expresadas en dicha moneda, contraídas al 6 de enero de 2002 en el país, al tipo de cambio de $1 por cada dólar, que se actualizarán a partir de la fecha del citado decreto (3 de febrero de 2002) por un «coeficiente de estabilización de referencia» (CER) que se publica por intermedio del BCRA, más una tasa de interés mínima para los depósitos y máxima para las obligaciones con el sistema financiero, c) la pesificación de todos los contratos privados celebrados a dicha fecha al tipo de cambio de 1 peso por dólar, d) la autorización previa del BCRA para realizar ciertas transferencias al exterior por servicios de capital e interés de préstamos financieros, e) la suspensión de los despidos sin justa causa hasta el 30 de junio de 2003 y f) la implementación de nuevos regímenes de retención a las exportaciones de bienes primarios y manufacturas de origen agrícola - ganadero.

A la fecha de aprobación de estos estados contables, el Gobierno Nacional se encuentra aún analizando políticas complementarias.

Por otra parte, y como consecuencia de los cambios instrumentados, durante el año 2002 se produjo un incremento de precios internos al por mayor de aproximadamente un 118 % de acuerdo con la información del Instituto Nacional de Estadísticas y Censos (INDEC). Dicho incremento por el ejercicio finalizado el 30 de junio de 2003 ascendió aproximadamente al 8,6 %.

Debido a la necesidad de obtener la previa autorización del BCRA, la Sociedad Cooperativa tiene restringida la posibilidad de realizar ciertas transferencias al exterior en concepto de pago de servicios de capital de préstamos financieros.

b) Marcha de los negocios en la actual crisis económica

El contexto económico descripto en el apartado a) precedente, ha llevado a un escenario de profunda recesión de la economía en su conjunto, con caídas significativas del consumo y de la inversión, crecimiento del desempleo y severas restricciones para el acceso al crédito.

Este contexto económico impactó en la Sociedad Cooperativa y generó una afectación de su flujo de fondos y, consecuentemente, dificultades para la cancelación de sus pasivos.

Por lo expuesto, la Sociedad Cooperativa, se encuentra en el proceso de reestructuración global de sus deudas financieras elaborando una propuesta con el propósito de obtener

prórrogas en los plazos de vencimiento de sus obligaciones y reducciones en las tasas de interés. Adicionalmente, la Sociedad Cooperativa se encuentra desarrollando las estrategias a fin de adecuar sus negocios al nuevo contexto, lo que incluye también la consideración de posibles alianzas estratégicas con otras sociedades locales y del exterior, para lo cual cuenta con la aprobación de su última Asamblea General Ordinaria del 27 de septiembre de 2002. El Consejo de Administración y la Gerencia de la Sociedad Cooperativa entienden que las acciones implementadas con respecto a reducción de costos y gastos y a una muy precisa selección de los negocios en función a su rentabilidad, sumado al éxito que se espera de las negociaciones mencionadas tendientes a reestructurar los pasivos, permitirán alcanzar resultados operativos positivos para comenzar a revertir la actual situación.

Teniendo en cuenta el contexto económico descripto precedentemente y su impacto en la Sociedad Cooperativa y que ciertas cuestiones podrían requerir de nuevas medidas por parte del Gobierno, a la fecha de emisión de los presentes estados contables no es posible determinar los futuros efectos que la continuación de la crisis económica puede tener sobre la situación financiera y los resultados de la Sociedad Cooperativa, incluyendo el efecto sobre las operaciones con los bancos, clientes y proveedores. Los presentes estados contables no incluyen ningún ajuste que pudiera resultar de esas incertidumbres. El Consejo de Administración y la Gerencia de la Sociedad Cooperativa se encuentra en continua evaluación de la magnitud de los impactos que podrían tener dichas medidas económicas sobre la situación patrimonial y financiera de la Sociedad Cooperativa y los resultados de sus operaciones. Los efectos relacionados serán informados en los estados contables cuando ellos sean conocidos y cuantificables.

RICIERI LUIS PAULON
Presidente Comisión Fiscalizadora

JORGE ANDRES STRIKA
Gerente General

Firmado a efectos de su identificación
con nuestro informe de fecha 04-09-03
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

MIGUEL OMAR ALTUNA
Presidente

CLEMAR JUAN GARNERO
Secretario

OSCAR JUAN CARRERAS
Tesorero

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

Evolución de los Bienes de Uso

Por el ejercicio terminado el 30 de junio de 2003 comparativo con el ejercicio anterior (Expresado en Pesos - Nota 1.1.)

	COSTO ORIGINAL MAS REVALUOS					DEPRECIACIONES					
							DEL EJERCICIO				
RUBROS	SALDO AL COMIENZO DEL EJERCICIO	AUMENTOS	DISMINUCIONES	TRANSFERENCIAS	SALDO AL CIERRE DEL EJERCICIO	ACUMULADAS AL COMIENZO DEL EJERCICIO	AUMENTOS	DISMINUCIONES	ACUMULADAS AL CIERRE DEL EJERCICIO	VALOR NETO RESULTANTE 2003	VALOR NETO RESULTANTE 2002
TERRENOS	14.724.608	102.123	(917.887)	-	13.908.844	-	-	-	-	13.908.844	14.724.608
EDIFICIOS	353.334.585	215.266	(9.811.103)	288.943	344.027.691	116.366.577	10.092.583	(402.356)	126.056.804	217.970.887	236.968.008
CERCOS E INSTALACIONES	32.896.549	-	(3.793.072)	2.460	29.105.937	12.231.894	1.145.479	(1.104.588)	12.272.785	16.833.152	20.664.655
MAQ. E INSTALACIONES	642.244.533	1.747.157	(24.585.953)	2.421.430	621.827.167	371.054.786	28.108.659	(1.882.346)	397.281.099	224.546.068	271.189.747
HERRAMIENTAS EN USO	1.174.407	2.786	(15.174)	(550)	1.161.469	1.050.299	52.873	(7.165)	1.096.007	65.462	124.108
MUEBLES Y UTILES	18.863.038	16.178	(1.027.321)	(2.764)	17.849.131	13.135.937	1.048.241	(215.339)	13.968.839	3.880.292	5.727.101
RODADOS	6.353.551	5.924	(148.972)	466.227	6.676.730	3.022.041	287.096	13.154	3.322.291	3.354.439	3.331.510
EQ. COMPUTACION PROPIOS	11.053.996	180.975	(378.532)	3.407	10.859.846	9.581.706	1.035.320	(344.985)	10.272.041	587.805	1.472.290
BIENES DE USO EN COMODATO	286.065	-	(34.459)	-	251.606	83.881	25.116	(10.214)	98.783	152.823	202.184
EQ.DE COMP. EN COMODATO	193.137	-	-	4.632	197.769	192.265	675	2.253	195.193	2.576	872
BIENES DE USO EN LEASING	11.212.047	-	(724.431)	-	10.487.616	4.194.596	1.192.041	-	5.386.637	5.100.979	7.017.451
BIENES DE USO EN LEASING ROD.	1.706.794	-	(31.472)	(466.227)	1.209.095	327.484	201.034	(119.593)	408.925	800.170	1.379.310
MAQ. LEY 24402 Y RES. 502/95	94.119.784	-	(10.606.321)	(6.481.360)	77.032.103	35.898.332	5.401.518	-	41.299.850	35.732.253	58.221.452
OBRAS EN CURSO	2.114.738	2.270.400	(4.416)	(2.717.558)	1.663.164	-	-	-	-	1.663.164	2.114.738
BIENES DE USO RESOL. 502/95	13.147.006	619.609	-	6.481.360	20.247.975	8.062.819	2.071.441	-	10.134.260	10.113.715	5.084.187
TOTALES 2003	**1.203.424.838**	**5.160.418**	**(52.079.113)**	**-**	**1.156.506.143**	**575.202.617**	**50.662.076**	**(4.071.179)**	**621.793.514**	**534.712.629**	**-**
TOTALES 2002	**1.143.568.925**	**69.015.296**	**(9.159.385)**	**-**	**1.203.424.836**	**526.371.000**	**52.243.019**	**(3.411.404)**	**575.202.615**	**-**	**628.222.221**
			(A)		(C)		(B)	(A)			

(A) - Incluye 1.927.070 (2003) y 585.638 (2002) de Desafectación de la Reserva Revaluo Técnico por Bajas del Ejercicio.

(B) - Incluye 11.352.773 (2003) y 14.204.770 (2002) de Mayor Amortización Técnica.

(C) - Al 30 de junio de 2003 y 2002 el saldo de bienes de uso incluye diferencias de cambio acumuladas por un importe de 14.017.067 y 56.647.305, respectivamente, neto al 30 de Junio de 2003 de desafectaciones ocurridas durante el ejercicio finalizado en dicha fecha de acuerdo con lo que dispone la Resolución General N° 398 de la C.N.V. Las mencionadas desafectaciones han sido incluidas dentro de las bajas del ejercicio y ascienden a 42.630.238.

RICIERI LUIS PAULON
Presidente Comisión Fiscalizadora

JORGE ANDRES STRIKA
Gerente General

Firmado a efectos de su identificación
con nuestro informe de fecha 04-09-03
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

CLEMAR JUAN GARNERO
Secretario

OSCAR JUAN CARRERAS
Tesorero

Evolución de los Activos Intangibles

Por el ejercicio terminado el 30 de junio de 2003 comparativo con el ejercicio anterior (Expresado en Pesos - Nota 1.1.)

CUENTA PRINCIPAL	SALDO AL COMIENZO DEL EJERCICIO	AUMENTOS	SALDO AL CIERRE DEL EJERCICIO	AMORTIZACION ACUMULADA			NETO RESULTANTE
				ACUMULADAS AL COMIENZO DEL EJERCICIO	DEL EJERCICIO MONTO	ACUMULADAS AL CIERRE DEL EJERCICIO	
MARCAS DE FABRICA	4.521.906	462.452	4.984.358	2.522.596	276.585	2.799.181	2.185.177
TOTALES 2003	4.521.906	462.452	4.984.358	2.522.596	276.585	2.799.181	2.185.177
TOTALES 2002	3.903.475	618.431	4.521.906	2.316.929	205.667	2.522.596	1.999.310

RICIERI LUIS PAULON
Presidente Comisión Fiscalizadora

JORGE ANDRES STRIKA
Gerente General

Firmado a efectos de su identificación
con nuestro informe de fecha 04-09-03
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

MIGUEL OMAR ALTUNA
Presidente

CLEMAR JUAN GARNERO
Secretario

OSCAR JUAN CARRERAS
Tesorero

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

Inversiones Bancarias, en Acciones, otros Valores Negociables y participación en otras Sociedades

(Expresado en Pesos - Nota 1.1.)

Al 30 de junio de 2003 comparativo con el ejercicio anterior

	2003				2002
EMISOR Y CARACTERISTICAS DE LOS VALORES	CLASE	VALOR NOMINAL	CANTIDAD	VALOR DE LIBROS	VALOR DE LIBROS
Inversiones corrientes					
Inversiones bancarias y Plazos Fijos	-	-	-	15.724	945.809
Títulos y acciones	-	-	-	-	129.586
Total de inversiones corrientes	-	-	-	**15.724**	**1.075.395**
Inversiones No Corrientes					
El Hornero S.C. (1)	-	-	-	8.585.949	10.215.430
Coop Publicidad S.C.	-	-	-	-	60.399
Amplicampo Inversora S.A.	A / B	1,00	412.205	9.310.296	12.683.930
SanCor Do Brasil Productos Alimenticios Ltda. (1)	-	-	-	-	-
Integral Insumos S.C. (1) (2)	-	-	-	11.658.799	-
SanCor Mexico	-	-	-	6.641	5.077
Sodecar S.A.	A	100,00	77.618	10.290.734	12.265.004
Arla Foods Ingredients S.A. (1)	-	1.000,00	13.806	46.312.197	42.760.426
SanCor Dairy Corporation	-	1,00	10.000	-	-
Aproagro S.A. (3)	-	-	-	-	-
Nobleplus S.A. (3)	-	-	-	-	-
San Marco S.A. (3)	-	-	-	-	-
Acciones de Cooperativas	-	-	-	3.241.042	3.272.723
TC/CAP Fideicomiso Financiero	Títulos de Deudas Fiduciaria	USD 1	3.842.600	11.404.837	-
Derecho a Recibir Títulos					
Consortium Fideicomiso Financiero	-	-	-	-	5.367.788
TCAR1	-	-	-	-	2.995.387
TCAR2	-	-	-	-	4.429.549
Otras	-	-	-	159.559	154.679
Total de inversiones no corrientes	-	-	-	**100.970.054**	**94.210.392**
Otros Pasivos por Inversiones					
SanCor Dairy Corporation	-	-	-	(4.247)	(88.629)
SanCor Do Brasil Produtos Alimenticios Ltda.	-	-	-	(11.941.269)	(2.120.016)
Coop Publicidad S.C.	-	-	-	(68.988)	-
Integral Insumos S.C.	-	-	-	-	(747.210)
Total de Otros Pasivos por Inversiones	-	-	-	**(12.014.504)**	**(2.955.855)**

(1) Durante los ejercicios finalizados el 30 de junio de 2003 y 2002 se efectuaron aportes de capital en Integral Insumos S.C. por 19.964.942 y 9.081.701, respectivamente, Arla Foods Ingredients S.A. por 1.608.074 y 7.092.780, SanCor Do Brasil Productos Alimenticios Ltda. por 1.283.400 (2003) y El Hornero S.C. por 2.187.272 (2002).

(2) Integral Insumos S.C. cedió créditos para la constitución de fideicomisos financieros, cuyo monto a vencer al 30 de junio de 2003 asciende a 4.326.490, asumiendo sobre ellos garantía solidaria e irrestricta del cumplimiento en tiempo y forma de los flujos de fondos y demás obligaciones de pago correspondientes a los deudores. El vencimiento de dichos créditos se produce en su totalidad en el próximo ejercicio.

(3) Dichas Sociedades son controladas por Amplicampo Inversora S.A., Integral Insumos S.C. y El Hornero S.C., respectivamente.

MIGUEL OMAR ALTUNA	**CLEMAR JUAN GARNERO**	**OSCAR JUAN CARRERAS**
Presidente	Secretario	Tesorero

INFORMACION SOBRE EL EMISOR

ACTIVIDAD	ULTIMO BALANCE FECHA	CAPITAL SOCIAL	RESULTADOS	PATRIMONIO NETO	PORCENTAJE DIRECTO	PORCENTAJE INDIRECTO
-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	-	-	-	-	-	-
Ind.y Comerc. de Productos Alimenticios	06-2003	310.000	(1.637.672)	8.629.093	99,50%	99,50%
Agencia de Publicidad	06-2003	1	(143.763)	(76.653)	90,00%	99,95%
Servicios de financiación y actividades financieras	06-2003	433.900	(3.551.196)	9.800.312	95,00%	95,00%
Imp. y comerc. de Productos Alimenticios	06-2003	10.957.742	(12.070.274)	(12.979.640)	92,00%	99,96%
Provisión de insumos para la actividad agropecuaria y agroindustrial	06-2003	440.000	(7.713.196)	11.896.734	98,00%	99,99%
Industrialización y comercialización de productos alimenticios	12-2002	6.383	1.646	6.939	95,00%	99,98%
Elaboración de fiambres, chacinados y otros	06-2003	15.523.600	(3.809.264)	20.581.467	50,00%	63,45%
Elaboración y venta de productos derivados del suero de queso	06-2003	27.612.000	4.825.240	83.178.534	50,00%	50,00%
Imp. y comerc. de Productos Alimenticios	06-2003	10.000	84.381	(4.247)	100,00%	100,00%
Provisión de insumos para la actividad agropecuaria y serv. informáticos	06-2003	5.012.000	(697.368)	7.392.754	-	95,00%
Ind.y Comerc. de Productos Alimenticios	06-2003	273.051	(49.487)	61.826	-	99,98%
Elaboración y Comercialización de productos lácteos	06-2003	11.000.000	(1.615.089)	20.438.000	-	99,50%
	-	-	-	-	-	-
-	-	-	-	-	-	-
			-	-	-	-
-	-	-				
-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	-	-	-	-	-	-
-	-	-	-	-	-	-

Firmado a efectos de su identificación
con nuestro informe de fecha 04-09-03
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

RICIERI LUIS PAULON
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

JORGE ANDRES STRIKA
Gerente General

ANEXO E

Evolución de las Previsiones, Reservas y Fondos

Por el ejercicio terminado el 30 de junio de 2003

(Expresado en Pesos - Nota 1.1.)

RUBROS	SALDOS AL COMIENZO DEL EJERCICIO	DISMINUCIONES	AUMENTOS	SALDO AL CIERRE DEL EJERCICIO	REFERENCIAS SOBRE DISMINUCIONES		REFERENCIAS SOBRE AUMENTOS
PREVISIONES							
Deducidas del Activo:							
Para Cuentas Incobrables	36.026.335	7.264.574	12.545.299	41.307.060	Consumo	3.297.442	Análisis individual de recuperabilidad
					Exposición a la Inflación	3.967.132	
Para Obsolescencia	1.910.365	1.657.171	708.680	961.874	Consumo	1.446.806	Items de lenta rotación e improbable utilización
					Exposición a la Inflación	210.365	
	37.936.700	8.921.745	13.253.979	42.268.934			
Incluidas en el Pasivo:							
Previsión para Juicios	10.079.023	3.126.791	7.402.183	14.354.415	Absorción por acuerdos extrajudiciales	2.016.914	Cálculo sobre litigios laborales según informes de los letrados
					Exposición a la Inflación	1.109.877	
	10.079.023	3.126.791	7.402.183	14.354.415			
TOTAL	48.015.723	12.048.536	20.656.162	56.623.349			
RESERVAS Y FONDOS							
Legal	2.811.646	-	-	2.811.646			
Acción Asist. y Laboral	3.323	278	-	3.045	Intereses y recuperos de préstamos al personal	(88)	
					Exposición a la Inflación	366	
Especial (Art. 42 Ley 20.337)	40.739.242	30.534.527	2.790.398	12.995.113	Absorción del resultado del ejercicio 01/02	30.336.041	Retiro de Cooperativas
					Movimento de Cooperativas	198.486	
Revalúo Técnico	218.913.102	13.279.843	-	205.633.259	Desafectación por depreciación y bajas Bs.de Uso		
TOTAL	262.467.313	43.814.648	2.790.398	221.443.063			

RICIERI LUIS PAULON
Presidente Comisión Fiscalizadora

JORGE ANDRES STRIKA
Gerente General

Firmado a efectos de su identificación
con nuestro informe de fecha 04-09-03
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

MIGUEL OMAR ALTUNA
Presidente

CLEMAR JUAN GARNERO
Secretario

OSCAR JUAN CARRERAS
Tesorero

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

Costo de las Mercaderías Vendidas

Por el ejercicio terminado el 30 de junio de 2003 comparativo con el ejercicio anterior (Expresado en Pesos - Nota 1.1.)

RUBROS	2003	2002
Existencia al Comienzo del Ejercicio		
Productos Terminados	94.055.214	140.633.198
Compras y Costos de Producción		
Compras y Gastos de Fabricación (Anexo H)	766.740.018	895.561.229
Subtotal	860.795.232	1.036.194.427
Menos (más)		
Resultados por Tenencia	5.196.587	(1.403.268)
Existencia Final de Productos Terminados	70.084.361	94.055.214
Intereses Implícitos en Compras	17.587.232	35.420.407
Costo de las Mercaderías Vendidas	767.927.052	908.122.074

RICIERI LUIS PAULON
Presidente Comisión Fiscalizadora

JORGE ANDRES STRIKA
Gerente General

Firmado a efectos de su identificación
con nuestro informe de fecha 04-09-03
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Tº 1 - Fº 13

MIGUEL OMAR ALTUNA
Presidente

CLEMAR JUAN GARNERO
Secretario

OSCAR JUAN CARRERAS
Tesorero

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. Tº 162 - Fº 187

Activos y Pasivos en Moneda Extranjera

Por el ejercicio terminado el 30 de junio de 2003 comparativo con el ejercicio anterior (Expresado en Pesos - Nota 1.1.)

RUBROS	2003			2002	
	MONTO Y CLASE DE LA MONEDA EXTRANJERA	CAMBIO VIGENTE	MONTO EN MONEDA LOCAL	MONTO Y CLASE DE LA MONEDA EXTRANJERA	MONTO EN MONEDA LOCAL
ACTIVO					
ACTIVO CORRIENTE					
CAJA Y BANCOS	1.050.411 USD	2,70000	2.836.109	104.888 USD	436.109
	1.741 BRL	0,93815	1.633	1.742 BRL	2.546
	22.000 ITL	0,00161	35	22.000 ITL	34
	900 FRF	0,47533	428	900 FRF	537
	265 DEM	1,57574	418	265 DEM	403
	7.000 ESP	0,01852	130	7.000 ESP	126
	1.062 DKK	0,41976	446	1.062 DKK	406
	140 SZL	2,00107	280	140 SZL	272
	43.330 CLP	0,00386	167	43.330 CLP	223
	1.809 UYU	0,10498	190	315 UYU	71
	125 GBP	4,45368	557	125 GBP	580
	262 EUR	3,08179	806	53 EUR	231
CREDITOS POR VENTAS (1)	14.319.726 USD	2,70000	38.663.260	22.972.700 USD	95.517.099
OTROS CREDITOS	544.090 USD	2,70000	1.469.043	670.435 USD	2.787.570
TOTAL			**42.973.502**		**98.746.207**
ACTIVO NO CORRIENTE					
INVERSIONES	4.224.014 USD	2,70000	11.404.837	1.291.000 USD	5.367.788
TOTAL			**11.404.837**		**5.367.788**
PASIVO					
PASIVO CORRIENTE					
PROVEEDORES	3.585.076 USD	2,80000	10.038.213	4.199.095 USD	17.931.088
PROVEEDORES DEL EXTERIOR	586.039 USD	2,80000	1.640.910	- -	-
	205.200 FRF	0,49470	101.512	205.200 FRF	122.460
ANTICIPO DE CLIENTES	2.884.421 USD	2,80000	8.076.379	- -	-
DEUDAS FINANCIERAS	137.063.308 USD	2,80000	383.777.262	64.472.116 USD	275.310.567
OTRAS DEUDAS	809.344 USD	2,80000	2.266.162	589.165 USD	2.515.868
TOTAL			**405.900.438**		**295.879.983**
PASIVO NO CORRIENTE					
PROVEEDORES	7.994.360 USD	2,80000	22.384.209	- -	-
ANTICIPO DE CLIENTES	3.758.732 USD	2,80000	10.524.450	- -	-
DEUDAS FINANCIERAS	22.500.000 USD	2,80000	63.000.000	86.211.038 USD	368.140.700
TOTAL			**95.908.659**		**368.140.700**

(1) Neto de la previsión para cuentas incobrables nominadas en moneda extranjera. No incluye reintegros a cobrar por factor de convergencia, los que fueron pesificados por decreto del Gobierno Nacional.

RICIERI LUIS PAULON
Presidente Comisión Fiscalizadora

JORGE ANDRES STRIKA
Gerente General

Firmado a efectos de su identificación
con nuestro informe de fecha 04-09-03
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

MIGUEL OMAR ALTUNA
Presidente

CLEMAR JUAN GARNERO
Secretario

OSCAR JUAN CARRERAS
Tesorero

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

Compras y Gastos de Fabricación, Administración y Comercialización

Por el ejercicio terminado el 30 de junio de 2003 comparativo con el ejercicio anterior (Expresado en Pesos - Nota 1.1.)

RUBROS	2003				2002
	COMPRAS Y GASTOS DE FABRICACION	GASTOS DE ADMINIS-TRACION	GASTOS DE COMERCIA-LIZACION	TOTAL	TOTAL
Materia prima	480.920.984	-	-	480.920.984	512.440.428
Mano de Obra	67.769.498	9.213.919	24.648.642	101.632.059	134.318.881
Fletes y Traslados	22.858.657	1.904.270	40.528.671	65.291.598	82.559.283
Envases y Embalajes	90.926.499	-	1.008.556	91.935.055	146.676.896
Deudores Incobrables	-	-	12.545.299	12.545.299	25.596.381
Depreciación de Bienes de Uso (1)	36.269.438	573.460	2.466.405	39.309.303	38.038.249
Conservación de Bienes de Uso	8.343.542	113.827	530.083	8.987.452	8.639.394
Combustible y Energía Eléctrica	16.784.784	141.219	702.089	17.628.092	21.366.554
Publicidad, Promoción y Otros	1.550	389.033	18.199.634	18.590.217	49.249.953
Impuestos y Tasas	11.957.632	53.948	4.130.886	16.142.466	23.679.121
Otros Servicios	1.875.886	1.524.953	4.592.705	7.993.544	9.494.416
Servicios Contratados a 3º	12.574.747	940.433	15.819.150	29.334.330	40.936.838
Otros	16.456.801	1.811.937	18.211.185	36.479.923	60.231.003
Total 2003	766.740.018	16.666.999	143.383.305	926.790.322	-
Total 2002	895.561.229	24.462.196	233.203.972	-	1.153.227.397

(1) Neto de desafectación de la Reserva por Revalúo Técnico de Bienes de Uso.

RICIERI LUIS PAULON
Presidente Comisión Fiscalizadora

JORGE ANDRES STRIKA
Gerente General

Firmado a efectos de su identificación
con nuestro informe de fecha 04-09-03
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Tº 1 - Fº 13

MIGUEL OMAR ALTUNA
Presidente

CLEMAR JUAN GARNERO
Secretario

OSCAR JUAN CARRERAS
Tesorero

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. Tº 162 - Fº 187

INFORME DEL AUDITOR

A los Señores Consejeros de
SANCOR COOPERATIVAS UNIDAS LIMITADA

1. Hemos auditado los estados de situación patrimonial adjuntos de SANCOR COOPERATIVAS UNIDAS LIMITADA al 30 de junio de 2003 y 2002 y los correspondientes estados de resultados, de evolución del patrimonio cooperativo neto y de origen y aplicación de fondos por los ejercicios terminados en esas fechas. Asimismo, hemos auditado los estados de situación patrimonial consolidados adjuntos de SANCOR COOPERATIVAS UNIDAS LIMITADA y sus sociedades controladas al 30 de junio de 2003 y 2002 y los correspondientes estados consolidados de resultados y de origen y aplicación de fondos por los ejercicios terminados en esas fechas, que se exponen como información complementaria en el Apéndice II a los estados contables antes citados. Dichos estados contables son responsabilidad del Consejo de Administración de la Sociedad Cooperativa. Nuestra responsabilidad es expresar una opinión sobre los mencionados estados contables basada en nuestras auditorías.

2. Excepto por lo indicado en los párrafos 3. y 4., nuestro trabajo fue realizado de acuerdo con las normas de auditoría vigentes en la República Argentina. Una auditoría requiere que el auditor planifique y desarrolle su tarea con el objeto de obtener un grado razonable de seguridad acerca de la inexistencia de manifestaciones no veraces y errores significativos en los estados contables. Una auditoría incluye examinar, sobre bases selectivas, la evidencia respaldatoria de la información expuesta en los estados contables, así como evaluar las normas contables utilizadas, las estimaciones significativas efectuadas por el Consejo de Administración de la Sociedad Cooperativa y la presentación de los estados contables tomados en su conjunto. Consideramos que nuestras auditorías y el informe del perito independiente mencionado en el párrafo 5, nos brindan una base razonable para fundamentar nuestra opinión.

3. No hemos auditado ni aplicado procedimientos de auditoría sobre los estados contables al 30 de junio de 2003 y 2002 de las sociedades controladas Integral Insumos S.C., El Hornero S.C., Coop Publicidad S.C., Amplicampo Inversora S.A., San Marco S.A., Aproagro S.A., Nobleplus S.A., SanCor Dairy Corporation, SanCor do Brasil Produtos Alimentícios Ltda. y SanCor México S.R.L. Los estados contables de las seis sociedades mencionadas en primer término fueron auditados por otros auditores, cuyos informes incluyeron salvedades por los asuntos descriptos en los párrafos 7. y 8. de este informe y por no haber auditado las participaciones de estas sociedades en algunas de las cuatro sociedades (no auditadas) antes mencionadas. Adicionalmente, el informe de auditoría sobre los estados contables de Amplicampo Inversora S.A., incluyó salvedades por limitación en el alcance sobre ciertas inversiones en títulos de deuda y certificados de participación en «TCAr Fideicomiso Financiero Series 2 y 3», «TC/Cap Fideicomiso Financiero», «TC Mix Fideicomiso Financiero» y «AVG Fideicomiso Financiero» que involucran al 30 de junio de 2003 $4.046.506 y por incertidumbre sobre la recuperabilidad del activo contabilizado por los importes abonados en concepto del impuesto a la Ganancia Mínima Presunta por $547.862 y $474.848 al 30 de junio de 2003 y 2002, respectivamente.

Los estados contables previamente mencionados, fueron utilizados por la Sociedad Cooperativa para valuar sus inversiones en dichas sociedades mediante el método de valor patrimonial proporcional y para determinar los resultados generados por las mismas en los ejercicios terminados al 30 de junio de 2003 y 2002 y para su incorporación en los estados contables consolidados de la Sociedad Cooperativa a dichas fechas.

Debido a las limitaciones antes descriptas, no tenemos elementos de juicio que soporten la valuación y exposición de las cuentas relacionadas con dichas sociedades controladas al 30 de junio de 2003 y 2002, que (a) involucran en los estados contables individuales a dichas fechas inversiones por $29.561.685 y $22.964.836, cuentas por cobrar por $49.803.824 y $101.688.797, pasivos por $20.015.421 y $11.357.045, y pérdidas por inversiones permanentes por $23.710.145 y $24.584.781, respectivamente, y (b) representan de los activos, pasivos e ingresos por ventas consolidados el 8% y 10%, el 3% y 2% y el 10% y 8%, respectivamente, a esas mismas fechas.

4. Tal como se indica en el Anexo C y en la nota 2.4 a los estados contables adjuntos, al 30 de junio de 2003 y 2002, la Sociedad Cooperativa mantiene títulos de deuda fiduciaria y derechos a recibir títulos registrados en

el rubro inversiones no corrientes por $11.404.837 y $5.367.788, respectivamente. Los estados contables al 31 de marzo de 2003 (últimos disponibles) del fideicomiso emisor de los títulos, estuvieron sujetos a una revisión limitada realizada por otro auditor, cuyo informe incluyó salvedades por incertidumbre por los efectos que pudieran derivarse sobre los principales activos del fideicomiso (inversiones en otras sociedades y valor llave) por la crisis descripta en el párrafo 6. de este informe y sobre la recuperabilidad de las tenencias de instrumentos financieros que poseen las sociedades que se incluyen como inversiones permanentes dentro de los activos del fideicomiso. Asimismo, en el informe de revisión limitada antes mencionado, se menciona que existen determinados títulos valores registrados como inversiones (en las sociedades que se incluyen como inversiones permanentes dentro de los activos del fideicomiso) respecto de los cuales no se ha podido contar con sus respectivos estados contables. Consecuentemente, a la fecha de emisión de los estados contables adjuntos no hemos obtenido evidencia suficiente acerca de la valuación y recuperabilidad de dichas inversiones.

5. Tal como se indica en la nota 2.5 a los estados contables adjuntos, la Sociedad Cooperativa contabilizó un revalúo técnico de ciertos bienes de uso al 30 de junio de 1990, sobre la base de tasaciones efectuadas por un perito independiente. Nuestra opinión indicada en el párrafo 9., en lo que se refiere a los importes revaluados de dichos activos, se basa en el informe de dicho perito.

6. Como se describe en la nota 13.a) a los estados contables adjuntos, a fines del año 2001, se implementó en el país un profundo cambio del modelo económico y de la Ley de Convertibilidad vigente desde marzo de 1991 que incluyó la devaluación del peso argentino respecto del dólar estadounidense y otras medidas significativas. Las modificaciones introducidas originaron una profunda crisis económica, cuyas principales consecuencias fueron el incremento de los precios internos y la consecuente caída de la demanda en el mercado interno y la restricción al acceso al crédito. El contexto económico antes descripto impactó en la Sociedad Cooperativa generando, entre otros aspectos, una disminución de sus flujos de ingresos que no resultaron suficientes para hacer frente a sus compromisos financieros que se incrementaron significativamente por la devaluación del peso argentino. Tal como se indica en las notas 10, 11 y 13.b) a los estados contables adjuntos, durante el año 2002 y el primer semestre de 2003, la Sociedad Cooperativa ha realizado pagos parciales en concepto de intereses de los préstamos financieros sobre la base de propuestas de pago realizadas a los acreedores que incluyen prórrogas en los plazos de vencimiento de sus obligaciones y reducciones a las tasas originalmente pactadas, y no ha cancelado algunas cuotas de capital e interés vencidas en dicho período. De acuerdo con ciertos contratos, dichos incumplimientos constituyen causales por las cuales los respectivos acreedores podrían exigirle a la Sociedad Cooperativa el pago anticipado de la totalidad de las deudas respectivas. Basada en que a la fecha de emisión de los presentes estados contables la Sociedad Cooperativa no ha sido notificada por los respectivos acreedores sobre los mencionados incumplimientos, previsto en los contratos para exigir el pago anticipado, y en sus expectativas favorables del proceso de negociación que se está manteniendo con los acreedores financieros, la Sociedad Cooperativa ha mantenido clasificada como deuda financiera no corriente al 30 de junio de 2003 y 2002 $63.000.000 y $363.165.949, respectivamente. Asimismo, tal como se explica en la nota 11 a los estados contables adjuntos, la Sociedad Cooperativa ha computado los intereses devengados adeudados acumulados (y la respectiva pérdida) al 30 de junio de 2003 y 2002, sobre la base de su estimación del resultado de las negociaciones en curso con sus acreedores financieros y por lo tanto no ha registrado los intereses que surgirían de cumplir con las pautas establecidas en el prospecto de emisión de las obligaciones negociables, o los que otros acreedores pudiesen considerar aplicables a situaciones de mora. La clasificación y valuación de los pasivos mencionados, están sujetas al resultado de las mencionadas negociaciones.

Tal como se menciona en la nota 13.b) a los estados contables adjuntos, la Sociedad Cooperativa se encuentra trabajando en el desarrollo de distintas estrategias a fin de adecuar sus negocios al nuevo contexto, y el Consejo de Administración y la Gerencia de la Sociedad Cooperativa entienden que las acciones implementadas con respecto a la reducción de sus costos y gastos y a la selección de los negocios a donde se destina la materia prima en función a su rentabilidad, así como los resultados positivos que esperan de las negociaciones tendientes a reestructurar sus obligaciones financieras, le permitirían alcanzar resultados operativos positivos para comenzar a revertir la actual situación.

Los estados contables al 30 de junio de 2003 y 2002 mencionados en el párrafo 1. han sido preparados considerando que la Sociedad Cooperativa continuará normalmente con sus operaciones y, por lo tanto, no incluyen los efectos que podrían derivarse de la resolución de estas incertidumbres.

7. De acuerdo a lo mencionado en la nota 1.2. a los estados contables adjuntos, las normas utilizadas por la Sociedad Cooperativa en la preparación de sus estados contables al 30 de junio de 2003 son las establecidas por la Comisión Nacional de Valores, las cuales difieren de las nuevas normas contables profesionales aprobadas por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, República Argentina, de vigencia obligatoria para los ejercicios iniciados a partir del 1° de julio de 2002. Las principales diferencias entre ambos cuerpos normativos se detallan en la mencionada nota 1.2. a los estados contables adjuntos. La Resolución General N° 434 de la Comisión Nacional de Valores, ha establecido la adopción de las nuevas normas contables profesionales, sin modificar aquellas de aspecto relevante para la Sociedad Cooperativa, para los ejercicios que se inicien a partir del 1° de enero de 2003.

8. Tal como indica la nota 1.1. a los estados contables adjuntos, y de acuerdo con las normas del organismo de control societario, la Sociedad no ha reconocido contablemente los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1° de marzo de 2003, lo que es requerido por las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina. De haberse reconocido los efectos de dichas variaciones, (a) el patrimonio neto de la Sociedad Cooperativa al 30 de junio de 2003 y el resultado por el ejercicio terminado en dicha fecha hubieran disminuido en aproximadamente $18.866.272 y $12.254.929, respectivamente y (b) los rubros presentados al 30 de junio de 2002 con fines comparativos se hubieran reexpresado para reconocer los efectos de las variaciones en el poder adquisitivo de la moneda a partir del 1° de marzo de 2003.

9. En nuestra opinión, basada en nuestras auditorías y en el informe del perito independiente mencionado en el párrafo 5., excepto por el efecto de los ajustes, si los hubiere, que pudieran haberse requerido de no haber mediado las limitaciones en el alcance de nuestro trabajo descriptas en los párrafos 3. y 4., y sujeto al efecto de los ajustes y reclasificaciones, si los hubiere, que pudieran haberse requerido de haberse conocido la resolución de las incertidumbres indicadas en el párrafo 6., los estados contables mencionados en el párrafo 1. presentan razonablemente, en todos sus aspectos significativos, la situación patrimonial de SANCOR COOPERATIVAS UNIDAS LIMITADA y la situación patrimonial consolidada de SANCOR COOPERATIVAS UNIDAS LIMITADA y sus sociedades controladas al 30 de junio de 2003 y 2002, y los respectivos resultados de sus operaciones y sus orígenes y aplicaciones de fondos por los ejercicios terminados en esas fechas, de conformidad con las normas pertinentes de la Comisión Nacional de Valores, el Instituto Nacional de Asociativismo y Economía Social (I.N.A.E.S.) y la Ley de Cooperativas y excepto, adicionalmente, por lo mencionado en el párrafo 7. y por la falta de reconocimiento de los efectos de las variaciones en el poder adquisitivo de la moneda a partir del 1° de marzo de 2003, descripta en el párrafo 8., con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina. Las normas antes mencionadas han sido aplicadas de manera uniforme respecto del ejercicio anterior, luego de dar efecto retroactivo al cambio de criterio de activación de diferencias de cambio en los bienes de uso, descripto en la nota 2.11. a los estados contables adjuntos, cambio que en nuestra opinión está de acuerdo con las normas antes mencionadas.

10. En cumplimiento de disposiciones vigentes, informamos que:

a) Los estados contables mencionados en el párrafo 1. se encuentran asentados en el libro Inventario y Balances.

b) Dichos estados contables surgen de registros contables llevados, en sus aspectos formales, de conformidad con las normas legales vigentes.

c) La información contenida en la «Reseña Informativa por el ejercicio terminado el 30 de junio de 2003» es presentada por la Sociedad Cooperativa para cumplimentar las normas de la Comisión Nacional de Valores. La información incluida en dicha Reseña correspondiente a los ejercicios finalizados al 30 de junio de 2003 y 2002, excepto por los datos indicados como «No cubiertos por el informe del auditor», sobre los cuales no emitimos opinión, surge de los estados contables al 30 de junio de 2003 y 2002 adjuntos. La información incluida en dicha Reseña correspondiente a los ejercicios finalizados el 30 de junio de 2001, 2000 y 1999, excepto por los datos indicados como «No cubiertos por el informe del auditor», y antes de su reexpresión, con propósitos comparativos, hasta el 28 de febrero de 2003 según lo mencionado en la nota 1.1. y de la corrección del criterio de valuación de los productos terminados que se menciona en la nota 2.10., ha sido cubierta por las auditorías efectuadas por Pistrelli, Díaz y

Asociados Sociedad Civil, en su carácter de firma miembro de Andersen, quien emitió sus informes del auditor de fechas 6 de septiembre de 2001, con salvedades, y 11 de agosto de 2000 y 13 de agosto de 1999, sin salvedades, sobre los respectivos estados contables. Dicha información no considera los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1° de marzo de 2003.

d) Durante el ejercicio finalizado el 30 de junio de 2003 hemos facturado honorarios por servicios de auditoría prestados a la emisora, que representan:

1) 100% del total facturado a la emisora por todo concepto.
2) 78% del total de servicios de auditoría facturados a la emisora y a las controladas y vinculadas.
3) 65% del total facturado a la emisora y a las controladas y vinculadas por todo concepto.

e) Al 30 de junio de 2003, según surge de los registros contables de la Sociedad Cooperativa, las deudas devengadas en concepto de (i) aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones e (ii) impuesto a los ingresos brutos a favor de la Administración Provincial Impositiva de la Provincia de Santa Fe, ascienden a $2.450.094 y $63.895, respectivamente, no siendo exigibles a esa fecha.

Buenos Aires, 4 de septiembre de 2003.

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

Consejo Profesional de Ciencias Economicas
de la Ciudad Autonoma de Buenos Aires

LEGALIZACION AUTENTICA

Nº E 1166867

Buenos Aires, 6/10/2003 05 0 T. 24 Legalización Nº 051474

CERTIFICAMOS, de acuerdo con las facultades otorgadas a este CONSEJO PROFESIONAL por las leyes 466 (Art. 2, Inc. D y J) y 20.488 (Art. 21, Inc. I), la autenticidad de la firma inserta el 4/ 9/2003 en BALANCE de fecha 30/ 6/2003 perteneciente a SANCOR COOPERATIVAS UNIDAS LTDA. para ser presentada ante , que se corresponde con la que el Dr. CASELLA GABRIEL SANTIAGO 20-14943... tiene registrada en la matrícula CPT° 0162 F° 187 y que se han efectuado los controles de matrícula vigente, incumbencia, control formal del informe profesional y de concordancia formal macroscópica de la firma y que signa en carácter de socio de: PISTRELLI,HENRY MARTIN Y

fam 204853,6

LA PRESENTE LEGALIZACION NO ES VALIDA SI CARECE DEL SELLO Y FIRMA DEL SECRETARIO DE LEGALIZACIONES.

CONSEJO PROFESIONAL DE CIENCIAS ECONOMICAS DE LA CIUDAD AUTONOMA DE BUENOS AIRES Soc. 2

Dr. JUAN CARLOS RICO
CONTADOR PUBLICO (U.B.A.)
SECRETARIO DE LEGALIZACIONES

INFORME DE LA COMISIÓN FISCALIZADORA
Ejercicio 2002-2003

A las cooperativas asociadas:

A través del presente, tenemos el agrado de informar a las asociadas sobre las gestiones realizadas y expresar nuestra opinión.

Durante este 63° ejercicio, hemos asistido regularmente a las reuniones del Consejo de Administración, Comité de Dirección, de sus Comisiones Internas y otras creadas para el tratamiento de temas especiales. Además, se han realizado diversos análisis tendientes a verificar el adecuado funcionamiento de la cooperativa.

A partir de la labor cumplida, podemos opinar que lo actuado por los órganos directivos y ejecutivos de la cooperativa se ajusta a los estatutos, reglamentos y disposiciones legales en vigencia. Asimismo, opinamos favorablemente en cuanto a la documentación que integra los Estados Contables en su conjunto, la Memoria, los Anexos y las Notas Complementarias, así como del cumplimiento de las políticas de contabilización y de auditoría aplicadas en el ejercicio citado por la Sociedad Cooperativa, y la independencia del Auditor Externo en la realización de su labor.

Este ejercicio se ha visto afectado por los importantes cambios implementados a partir de finales del año 2001, en el modelo económico en su conjunto. Estas modificaciones originaron una profunda crisis, cuyas principales consecuencias fueron la caída de la demanda del mercado interno y un incremento en los precios, que ha incidido en la situación de la Cooperativa, la que se encuentra aplicando los máximos esfuerzos para revertir esta situación.

En este marco queremos destacar el gran esfuerzo que productores, cooperativas primarias y personal, realizan, permitiendo el fortalecimiento de SanCor, de cara al futuro.

Atentamente.

RICIERI LUIS PAULON
Presidente Comisión Fiscalizadora

Reseña Informativa

del ejercicio finalizado el 30 de junio de 2003

SanCor

SanCor Cooperativas Unidas Limitada

RESEÑA INFORMATIVA POR EL EJERCICIO FINALIZADO EL 30 DE JUNIO DE 2003

(Comparativa con cuatro ejercicios anteriores)

1) Actividades desarrolladas por la entidad: (*)

- El nivel de producción, medido en términos de la leche recibida para su procesamiento, mantuvo la tendencia declinante evidenciada en los últimos ejercicios económicos.
- Las ventas totales, en volumen, acompañaron la disminución señalada respecto al nivel de la producción, aunque en menor medida. Esto permitió mantener la inmovilización en inventarios de productos terminados en niveles relativamente bajos.
- El resultado operativo se ubica en niveles positivos. Incide para ello en los resultados financieros, fuertemente, el efecto de la inflación y de la revaluación de la moneda.
- Amortigua parcialmente dicho resultado el efecto deficitario de la participación en otras sociedades y el costo de algunos ajustes de estructuras orientados al mejoramiento de la eficiencia organizacional.
- La variación que expone la estructura patrimonial y financiera, respecto del ejercicio precedente, no es substancial y obedece fundamentalmente al reacomodamiento de las variables monetarias (inflación y revaluación de la moneda).

2) Estructura Patrimonial Consolidada Comparativa (en pesos):

	2003	2002	2001	2000	1999
Activo Corriente	314.469.416	408.037.698	713.194.434	703.675.555	668.389.715
Activo no Corriente	678.145.592	797.543.834	861.351.798	804.255.261	880.848.462
Total	992.615.008	1.205.581.532	1.574.546.232	1.507.930.816	1.549.238.177
Pasivo Corriente	652.615.290	586.142.388	665.788.690	473.773.583	596.972.597
Pasivo no Corriente	124.124.507	388.758.577	292.452.591	406.620.670	294.586.954
Subtotal	776.739.797	974.900.965	958.241.281	880.394.253	891.559.551
Particip. de Terceros	11.021.560	13.205.901	19.447.899	17.128.318	16.039.003
Patrimonio Neto	204.853.651	217.474.666	596.857.052	610.408.245	641.639.623
Total	992.615.008	1.205.581.532	1.574.546.232	1.507.930.816	1.549.238.177

3) Estructura de Resultados Consolidada Comparativa (en pesos):

	2003	2002	2001	2000	1999
Resultado Oper. Ordinario	(16.967.853)	21.204.282	54.762.991	60.989.773	61.795.528
Resultados Financieros	56.307.718	(295.702.775)	(103.545.678)	(77.006.617)	(58.988.955)
Imp.al Déb. Y Créd. Bancario	(7.762.241)	(8.114.684)	-	-	-
Otros Gastos no Ordinarios	-	(34.425.074)	-	-	-
Fondo Promoción Cooperativa	-	-	(5.447.273)	(4.490.508)	(2.512.668)
Otros Ingresos y Egresos (1)	(27.482.862)	(50.848.516)	19.273.476	5.747.003	593.032
Impuesto a las Ganancias	(602.303)	(840.759)	(959.142)	(968.988)	(527.201)
Participación de Terceros	2.112.870	5.509.703	(193.553)	(78.020)	(605.835)
Resultado Neto	5.605.329	(363.217.823)	(36.109.179)	(15.807.357)	(246.099)

(1) Incluye Resultados de Inversiones Permanentes

4) Datos Estadísticos (en unidades físicas): (*)

- Las cifras están expresadas en miles de litros de leche de materia prima contenida en los productos elaborados y vendidos.

	2003	2002	2001	2000	1999
Volumen de Producción	1.180.684	1.447.085	1.599.244	1.816.696	1.868.728
Volumen de Ventas					
Mercado Local	809.139	1.005.362	1.242.040	1.256.799	1.229.617
Exportación	440.563	461.147	377.892	663.291	543.101
Total	1.249.702	1.466.509	1.619.932	1.920.090	1.772.718

5) Índices:

	2003	2002	2001	2000	1999
Liquidez (1)	0,48	0,70	1,07	1,49	1,12
Solvencia (2)	0,26	0,22	0,62	0,69	0,72
Inmovilización del Capital (3)	0,68	0,66	0,55	0,53	0,57
Rentabilidad Anual (4)	2,65%	-89,21%	-5,98%	-2,53%	-0,04%

(1) Activo Corriente / Pasivo Corriente; (2) Patrimonio Neto / Pasivo Total; (3) Activo no Corriente / Total del Activo; (4) Resultado del ejercicio / Patrimonio Neto promedio.

6) Perspectivas para el próximo ejercicio: (*)

- El contexto económico argentino seguirá condicionando de manera importante la performance de la empresa. En el mercado interno será determinante la evolución de las variables macroeconómicas que condicionan el comportamiento del consumo, para el que se espera un mejoramiento relativo. La empresa continuará adaptando su estrategia de canales y productos a dicha realidad, orientando su oferta al afianzamiento del mercado y manteniendo su excelente standard de calidad.
- Se mantendrá vigente la estrategia de fortalecimiento de nuestra presencia en los mercados internacionales en los que solemos actuar, aprovechando la mejora de competitividad derivada del aún relativamente alto tipo de cambio de nuestra moneda y el reconocido prestigio de nuestros productos, asentado en nuestra política de calidad, tanto de materia prima como de procesos y en el nivel tecnológico apto para satisfacer las necesidades de los clientes de cualquier parte del mundo.
- La complementación de los factores antes mencionados, hacen esperar la obtención de una mejora en la performance general de la Sociedad Cooperativa, siendo esta realidad condición necesaria para el asentamiento de la rentabilidad sobre la base de aspectos básicamente operativos.
- Simultáneamente con lo expuesto, nos encontramos en la fase final del proceso de negociación con los principales acreedores y entidades financieras con el propósito de obtener diferimientos en los plazos de vencimiento de las obligaciones y una disminución en las tasas de interés aplicables. Entendemos que la implementación de un modelo que afiance las exportaciones y fortalezca la presencia en el mercado interno, unido al éxito que se espera de las negociaciones mencionadas precedentemente tendientes a reestructurar los pasivos, permitirán alcanzar resultados operativos que permitan compensar los mayores costos derivados de la estructura de financiamiento en proceso de optimización.

(*) Información no cubierta por el informe del auditor.

Firmado a efectos de su identificación
con nuestro informe de fecha 04-09-03
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Tº 1 - Fº 13

RICIERI LUIS PAULON
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. Tº 162 - Fº 187

JORGE ANDRES STRIKA
Gerente General

RATIFICACIÓN DE FIRMAS LITOGRAFIADAS

Por la presente ratificamos nuestras firmas que obran litografiadas en las hojas que anteceden.

MIGUEL OMAR ALTUNA
Presidente

CLEMAR JUAN GARNERO
Secretario

OSCAR JUAN CARRERAS
Tesorero

RICIERI LUIS PAULON
Presidente Comisión Fiscalizadora

JORGE ANDRES STRIKA
Gerente General

RATIFICACIÓN DE FIRMA LITOGRAFIADA

Por la presente ratifico mi firma que obra litografiada en las hojas que anteceden desde la página 35 hasta la página 81.

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Tº 1 - Fº 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. Tº 162 - Fº 187

ÍNDICE

Administración Central

Tte. Gral. Richieri 15 - S2322FYA - Sunchales
Provincia de Santa Fe - República Argentina
Tel. 54 3493 428000 - Fax 54 3493 421158
Centro de Atención al Consumidor: 0800 77 SANCOR (726267)
E-mail: sancor@sancor.com.ar
Web site: www.sancor.com